Exhibit 99.2

TRIPLE FLAG PRECIOUS METALS CORP.

and

MAVERIX METALS INC.

ARRANGEMENT AGREEMENT

Dated as of November 9, 2022

ARTICLE 1 DEFINITIONS, INTERPRETATION AND SCHEDULES	5

1.1	Definitions	5
1.2	Interpretation Not Affected by Headings	21
1.3	Number and Gender	21
1.4	Date for any Action	21
1.5	Statutory References	21
1.6	Currency	21
1.7	Invalidity of Provisions	21
1.8	Certain References	22
1.9	Accounting Matters	22
1.10	Knowledge	22
1.11	Meaning of Certain Phrase	22
1.12	Subsidiaries	22
1.13	Schedules	23

Article 2 THE ARRANGEMENT	23

2.1	Arrangement	23
2.2	Effective Time	23
2.3	Interim Order	23
2.4	Company Circular	24
2.5	Company Meeting	25
2.6	Triple Flag Shareholder Approval	27
2.7	Final Order	27
2.8	Court Proceedings	27
2.9	Board of the Purchaser	28
2.10	Payment of Consideration	28
2.11	Section 85 Elections	29
2.12	Closing	29
2.13	Pre-Acquisition Re-organization	30
2.14	Tax Treatment	31
2.15	U.S. Securities Law Matters	31
2.16	Incentive Security Matters	32
2.17	Company Warrants	32
2.18	Support Agreements	32

Article 3 REPRESENTATIONS AND WARRANTIES	32

3.1	Representations and Warranties of the Company	32
3.2	Representations and Warranties of Triple Flag	32
3.3	The Company Disclosure Letter	33
3.4	Triple Flag Disclosure Letter	33
3.5	Survival of Representations and Warranties	33

Article 4 COVENANTS	33

4.1	Conduct of Business of the Company	33
4.2	Conduct of Business of Triple Flag	38
4.3	Covenants of the Company Regarding the Arrangement	42
4.4	Covenants of Triple Flag Regarding the Performance of Obligations	43
4.5	Regulatory Approvals	45
4.6	Sanctions	48
4.7	Indemnification and Insurance	48
4.8	Access to Information; Confidentiality	49

Article 5 CONDITIONS	50

5.1	Mutual Conditions	50
5.2	Company Conditions	51
5.3	Triple Flag Conditions	52
5.4	Notice and Cure Provisions	53
5.5	Merger of Conditions	53

Article 6 NON-SOLICITATION AND termination FEES	54

6.1	Covenant Regarding Non-Solicitation of the Company	54
6.2	Notice of Company Superior Proposal Determination	57
6.3	Company Termination Payment Event	58
6.4	Reimbursement of Expenses	59

Article 7 AMENDMENT AND TERMINATION	60

7.1	Amendment	60
7.2	Termination	60
7.3	Effect of Termination	62

Article 8 GENERAL	62

8.1	Notices	62
8.2	Remedies	63
8.3	Expenses	64
8.4	Time of the Essence	64
8.5	Entire Agreement	64
8.6	Further Assurances	64
8.7	Governing Law	64
8.8	Execution in Counterparts	64
8.9	Waiver	65
8.10	No Personal Liability	65
8.11	Enurement and Assignment	65

SCHEDULE A PLAN OF ARRANGEMENT	A-1

SCHEDULE B FORM OF ARRANGEMENT RESOLUTION	B-1

SCHEDULE C REPRESENTATIONS AND WARRANTIES OF THE COMPANY	C-1

SCHEDULE D REPRESENTATIONS AND WARRANTIES OF TRIPLE FLAG	D-1

SCHEDULE E AMENDMENT TO TRIPLE FLAG INVESTOR RIGHTS AGREEMENT	E-1

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT (this “Agreement”) made as of the 9th day of November, 2022.

BETWEEN:

Triple Flag Precious Metals Corp., a corporation incorporated under the laws of Canada (hereinafter referred to as “Triple Flag”)

- and -

Maverix Metals Inc., a corporation incorporated under the laws of Canada (hereinafter referred to as the “Company” and together with Triple Flag, the “Parties” and each, a “Party”)

WITNESSES THAT:

WHEREAS Triple Flag and the Company wish to enter into this Agreement to implement the acquisition by Triple Flag, directly or indirectly, of all the issued and outstanding Company Common Shares;

AND WHEREAS the Company Board has unanimously determined, after consultation with its legal and financial advisors and receipt and review of a unanimous recommendation from the Company Special Committee, that the Arrangement is fair to the Company Shareholders and is in the best interests of the Company, and the Company Board has resolved to recommend approval of the Arrangement Resolution to the Company Shareholders, all on the terms and subject to the conditions contained herein;

AND WHEREAS the Company Principal Shareholders and the Triple Flag Principal Shareholders have concurrently with the execution and delivery of this Agreement entered into the Company Voting Support Agreements and the Triple Flag Support Agreements, respectively;

AND WHEREAS the Parties intend that the issuance of 3(a)(10) Securities will be exempt from the registration requirements of (i) the 1933 Act pursuant to Section 3(a)(10) thereof and (ii) applicable U.S. state securities laws;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties, the Parties hereby covenant and agree as follows:

Article 1
DEFINITIONS, INTERPRETATION AND SCHEDULES

1.1                         Definitions

In this Agreement (including the recitals hereto), unless the context otherwise requires, the following words and terms shall have the meanings ascribed to them below:

“1933 Act” means the United States Securities Act of 1933;

“1934 Act” means the United States Securities Exchange Act of 1934;

“1940 Act” means the United States Investment Company Act of 1940;

“3(a)(10) Securities” means one or more of, or all of, as applicable, the Triple Flag Common Shares and the Replacement Options;

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions, unless stated otherwise;

“Agreement” means this arrangement agreement, together with the schedules attached hereto, as amended, amended and restated or supplemented from time to time;

“Anti-Corruption Laws” shall have the meaning ascribed thereto in Section (44) of Schedule C;

“ARC” means an advance ruling certificate issued by the Commissioner under Section 102(1) of the Competition Act in respect of the transactions contemplated by this Agreement;

“Arrangement” means an arrangement pursuant to section 192 of the CBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith, herewith or made at the direction of the Court either in the Interim Order or the Final Order with the consent of Triple Flag and the Company, each acting reasonably;

“Arrangement Resolution” means the special resolution of the Company Shareholders approving the Plan of Arrangement substantially in the form attached as Schedule B;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, to be sent to the Director pursuant to the CBCA after the Final Order is made, which shall be in form and substance satisfactory to Triple Flag and the Company, each acting reasonably;

“Authorization” means any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, whether or not having the force of Laws, and includes any Environmental Approval;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario, and Vancouver, British Columbia;

“CBCA” means the Canada Business Corporations Act;

“Certificate of Arrangement” means the certificate or other confirmation of filing giving effect to the Arrangement to be issued by the Director pursuant to section 192(7) of the CBCA after the Articles of Arrangement have been filed;

“Claims” means any and all debts, costs, expenses, liabilities, obligations, losses and damages, penalties, proceedings, litigations, actions, suits, assessments, reassessments, investigations, inquiries, audits, or claims of whatsoever nature or kind including regulatory or administrative (whether or not under common law, on the basis of contract, negligence, strict or absolute liability or liability in tort, or arising out of requirements of applicable Laws), imposed on, incurred by, suffered by, or asserted against any Person or any property, absolute or contingent, and, except as otherwise expressly provided herein, includes all reasonable out-of-pocket costs, disbursements and expenses paid or incurred by such Person in defending any action;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Code of Ethics” means the Global Code of Ethical Conduct of the Company adopted by the Company Board on June 17, 2016, as amended;

“Commissioner” means the Commissioner of Competition under the Competition Act or any person duly authorized to exercise the powers of the Commissioner of Competition;

“Company” shall have the meaning ascribed thereto on the first page of this Agreement;

“Company Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only the Company and/or one or more of its wholly-owned Subsidiaries, any proposal, offer, inquiry or expression of interest, whether or not in writing, from any Person or group of Persons acting “jointly or in concert”, other than Triple Flag or its Subsidiaries (or an affiliate of Triple Flag acting jointly or in concert with Triple Flag) after the date of this Agreement to directly or indirectly, acquire, sell, or dispose in any manner assets representing 20% or more of the book value of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its Subsidiaries (on a consolidated basis) or 20% or more of any class of voting or equity securities or any securities exchangeable for or convertible into voting or equity securities of the Company or any one or more of its Subsidiaries, in each case, whether by way of merger, amalgamation, statutory arrangement, recapitalization, reorganization, consolidation, take-over bid, issuer bid, exchange offer, treasury issuance, sale of assets (or any lease, long term supply agreement or other arrangement having the same economic effect as a sale of assets), joint venture, earn-in right, liquidation, winding-up, sale or redemption of a material number of shares or rights or interests therein or thereto or similar transactions involving the Company and/or any of its Subsidiaries or any of their respective securityholders or any other Person, pursuant to which any Person would own directly or indirectly, 20% or more of the voting or equity securities of the Company or of the surviving entity or the resulting direct or indirect parent of the Company or the surviving entity, or whether by way of a single or multistep transaction or series of related transactions, or any other transaction, the consummation of which could reasonably be expected to impede, interfere with, prevent or delay the transactions or reduce the benefits to Triple Flag contemplated by this Agreement or the Arrangement;

“Company Benefit Plan” means all plans, arrangements, programs, policies and agreements with respect to the Company or any Company Subsidiary employees or service providers or former employees or former service providers which the Company or any the Company Subsidiary is a party to or bound by or to which the Company or any Company Subsidiary has an obligation to contribute or with respect to which the Company or any Company Subsidiary may have any direct or indirect liability relating to retirement savings, pensions, bonuses, equity awards, profit sharing, deferred compensation, incentive compensation, life or accident insurance, hospitalization, health, medical and/or dental treatment or expenses, disability, unemployment insurance benefits, employee loans, vacation pay, severance and/or termination pay or any other benefits, other than those benefits provided solely under a Statutory Plan;

“Company Board” means the board of directors of the Company;

“Company Board Approval” shall have the meaning ascribed thereto in Section (7) of Schedule C;

“Company Change in Recommendation” shall have the meaning ascribed thereto in Section 2.5(a)(vii);

“Company Circular” means the notice of the Company Meeting to be sent to the Company Shareholders and the management information circular to be prepared in connection with the Company Meeting, together with any amendments or supplements thereto, and any other registration statement, information circular or proxy statement which may be prepared in connection with the Company Meeting;

“Company Common Shares” means the common shares in the capital of the Company;

“Company Diligence Information” means the documents provided or made available to Triple Flag by the Company prior to the execution of this Agreement for the purposes of its due diligence in connection with the Arrangement, including (i) all Company Public Disclosure Documents and (ii) all information, books, maps, records, reports, files, data, models, papers or other records or documents relating to the Company and its Subsidiaries or their respective businesses, contained in the virtual data room made available to Triple Flag as in effect at 11:59 p.m. (Eastern time) on November 8, 2022 hosted at the weblink: https://blakes.firmex.com;

“Company Disclosure Letter” means the letter dated as of the date of the Agreement, delivered by the Company to Triple Flag pursuant to Section 3.3 with respect to certain matters in this Agreement;

“Company Financial Statements” shall have the meaning ascribed thereto in Section (16)(a) of Schedule C;

“Company Key Royalty and Stream Agreements” means the definitive agreements pursuant to which the Company holds or proposes to hold the royalty, streaming, net profit, production payment or other interests of the Company in the El Mochito, La Colarada, Moss, Auramet, Beta Hunt, Converse, Camino Rojo, and Kone projects, and any ancillary documentation relating to such interests or agreements relating to any security interests granted thereunder;

“Company Material Contract” means: (i) each of the Company Key Royalty and Stream Agreements; (ii) any Contract under which the Company or any Company Subsidiary is obliged to make payments, or is entitled to receive payments in excess of $3,000,000 per annum; (iii) any partnership, limited liability company agreement, joint venture, alliance agreement or other similar agreement or arrangement relating to the formation, creation, operation, management, business or control of any partnership or joint venture; (iv) any shareholders or stockholders agreements, investor rights or registration rights agreements, voting trusts, proxies or similar agreements, arrangements or commitments with respect to any shares or other equity interests of the Company or any Company Subsidiary or any other Contract relating to disposition, voting or dividends with respect to any shares or other equity securities of the Company or any Company Subsidiary; (v) any Contract under which Financial Indebtedness of the Company or any Company Subsidiary for borrowed money is outstanding or may be incurred or pursuant to which any property or asset of the Company or any of its Subsidiaries is mortgaged, pledged or otherwise subject to an Encumbrance securing indebtedness in excess of $5,000,000; (vi) any Contract under which the Company or any Company Subsidiary has directly or indirectly guaranteed any liabilities or obligations of any person; (vii) any Contract restricting the incurrence of Financial Indebtedness by the Company or any Company Subsidiary or the incurrence of Encumbrances on any properties or securities of the Company or the Company Subsidiaries or restricting the payment of dividends or other distributions; (viii) any Contract that purports to limit in any material respect the right of the Company or any Company Subsidiary to (A) engage in any line of business or (B) compete with any person or operate or acquire assets in any location; (ix) any Contract providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, the Company Royalty and Stream Interests or any other property or asset with a fair market value in excess of $5,000,000, in each case entered into in the past 12 months or in respect of which the applicable transaction has not been consummated; (x) any Contract entered into in the last 12 months or in respect of which the applicable transaction has not yet been consummated for the acquisition or disposition, directly or indirectly (by merger or otherwise), of material assets or shares (or other equity interests) of another person for aggregate consideration in excess of $5,000,000, in each case other than in the ordinary course of business; (xi) any Contract providing for indemnification by the Company or any Company Subsidiary, other than Contracts which provide for indemnification obligations of less than $5,000,000; (xii) any standstill or similar Contract to which the Company or any Company Subsidiary is a party currently restricting the ability of the Company to offer to purchase or purchase the assets or equity securities of another person; (xiii) that is a material agreement with a Governmental Entity; or (xiv) any other Contract to which the Company or any Company Subsidiary is party or by which it or any of its assets, rights or properties are bound, that, if terminated or modified, would have a Material Adverse Effect;

“Company Meeting” means the special meeting, including any adjournments or postponements thereof, of the Company Shareholders to be held to consider and, if deemed advisable, to approve, the Arrangement Resolution;

“Company Option Plan” means the Maverix Metals Inc. Stock Option and Compensation Share Plan, amended and approved May 13, 2021, providing for the granting of the Company Options;

“Company Options” means stock options granted under, or governed by, the Company Option Plan;

“Company Permitted Dividends” means, in respect of the Company Common Shares, regular quarterly dividends declared from time to time by the Company Board in the ordinary course of business, not exceeding US$0.0125 per Company Common Share per quarter, with a record date occurring on or after the date of this Agreement and prior to the Effective Date;

“Company Permitted Encumbrances” means (i) minor title defects or irregularities or servitudes, easements, restrictions, encroachments, covenants, rights of way and other similar rights or restrictions in real property, or any interest therein, whether registered or unregistered, provided the same are not of such nature as to materially impair the operation or business of the Company; (ii) undetermined or inchoate liens, charges and privileges (including mechanics’, construction, carriers’, workers’, repairers’, storers’ or similar liens) which individually or in the aggregate are not material, arising or incurred in the ordinary course of business of the Company; (iii) statutory liens, adverse Claims or Encumbrances of any nature whatsoever claimed or held by any Governmental Entity that have not at the time been filed or registered against the title to any Company property or served upon the Company pursuant to Law or that relate to obligations not due (save and except for statutory liens, adverse Claims or Encumbrances related to Taxes which are due and payable in the ordinary course) or delinquent and (iv) security over deposits, guaranteed investment certificates or similar cash equivalents securing Financial Indebtedness in respect of the Company’s corporate credit cards (“Credit Card Indebtedness”);

“Company Preference Shares” means the preference shares in the capital of the Company;

“Company Principal Shareholders” means each of Newmont Corporation and Pan American Silver Corp. and each officer and director of the Company;

“Company Public Disclosure Documents” means all documents filed by the Company on SEDAR or EDGAR on or after January 1, 2020 and before the date hereof;

“Company Royalty and Stream Agreements” means the definitive agreements pursuant to which the Company holds or proposes to hold the Company Royalty and Stream Interests, and any ancillary documentation relating to the Company Royalty and Stream Interests or agreements relating to any security interests granted thereunder;

“Company Royalty and Stream Interests” means the royalty, streaming, net profit, production payment or other interests of the Company in any mining or exploration or development projects, as listed in the Company Disclosure Letter;

“Company RSU Plan” means the Maverix Metals Inc. Amended and Restated Restricted Share Unit Plan, effective May 14, 2019 and amended and restated on June 30, 2020, providing for the granting of the Company RSUs;

“Company RSUs” means restricted share units granted under, or governed by, the Company RSU Plan;

“Company Shareholders” means, at any time, the holders of the Company Common Shares or Company Preference Shares;

“Company Special Committee” means the special committee established by the Company Board in connection with the transactions contemplated by this Agreement;

“Company Subsidiaries” means, collectively, the Subsidiaries of the Company;

“Company Superior Proposal” means any bona fide unsolicited written Company Acquisition Proposal made by an arm’s length third party after the execution of this Agreement to acquire all or substantially all of the assets of the Company (on a consolidated basis) or 100% of the Company Common Shares and Company Preference Shares not beneficially owned by the party making such Company Acquisition Proposal and any joint actor or any of their respective affiliates, whether by way of a single or multistep transaction or a series of related transactions, and that the Company Board determines in its good faith (based upon the advice from its financial advisors and outside legal counsel) as reflected in the minutes of the meeting of the Company Board (a copy of which minutes shall be provided to Triple Flag promptly after such determination by the Company Board), (i) complies with securities Laws and did not result from a breach of Article 6 of this Agreement or any agreement between the Person making such Company Acquisition Proposal and the Company; (ii) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (iii) is not subject to any financing condition; (iv) is not subject to a due diligence or access to information condition; (v) in the case of an offer to acquire all of the issued and outstanding Company Common Shares, is made available to all the Company Shareholders (other than the party making such proposal) on the same terms and conditions (including as to the form and amount of consideration); (vi) would, if consummated in accordance with its terms, but not assuming away any risk of non-completion, result in a transaction more favourable to the Company Shareholders from a financial point of view than the terms of the Arrangement (including any adjustment to such terms proposed by Triple Flag as contemplated by Section 6.2(b)); and (vii) is such that failure to recommend such Company Acquisition Proposal to the Company Shareholders would be inconsistent with the Company Board’s fiduciary duties under applicable Law;

“Company Termination Payment” shall have the meaning ascribed thereto in Section 6.3;

“Company Underlying Mineral Properties” means the mineral properties or assets underlying the Company Royalty and Stream Interests;

“Company Voting Support Agreements” means the voting and support agreements dated the date hereof executed by Triple Flag and each of the Company Principal Shareholders (including all amendments thereto) setting forth the terms and conditions upon which they have agreed, among other things, to vote their Company Common Shares in favour of the Arrangement Resolution;

“Company Warrants” means the 5,000,000 issued and outstanding common share purchase warrants issued by the Company to Newmont Canada Corporation;

“Competition Act” means the Competition Act (Canada);

“Competition Act Approval” means that the Commissioner: (a) shall have issued an ARC, or (b) both of (i) the applicable waiting period under Section 123 of the Competition Act shall have expired or been terminated by the Commissioner, or the obligation to submit a notification shall have been waived under paragraph 113(c) of the Competition Act, and (ii) the Commissioner shall have issued a No-Action Letter;

“Confidentiality Agreement” means the confidentiality agreement dated March 9, 2022 between the Company and Triple Flag;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, partnership, note, instrument, or other right or obligation (whether written or oral) to which a Party, or any of its Subsidiaries, is a party or by which a Party, or any of its Subsidiaries, is bound or affected or to which any of their respective properties or assets is subject;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Depositary” means such Person as the Company may appoint to act as depositary in relation to the Arrangement, with the approval of Triple Flag, acting reasonably;

“Director” means the Director appointed pursuant to section 260 of the CBCA;

“Disclosing Party” shall have the meaning ascribed thereto in Section 4.5(g);

“Dissent Rights” means the rights of dissent exercisable by registered Company Shareholders in respect of the Arrangement described in Article 5 of the Plan of Arrangement;

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval system maintained by the SEC;

“Effective Date” means the date upon which the Arrangement becomes effective as established by the date shown on the Certificate of Arrangement;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

“Encumbrance” means any mortgage, pledge, assignment, charge, lien, claim, hypothec, security interest, adverse interest, other third Person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing, but does not include, when such term is used in reference to the Company or any Company Subsidiary, any Company Permitted Encumbrance;

“Environmental Approvals” means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions, approvals, decisions, decrees, conditions, notifications, orders, demands or Claims, whether or not having the force of law, issued or required by any Governmental Entity pursuant to any Environmental Laws;

“Environmental Laws” means all applicable Laws, whether foreign or domestic, including applicable common law and civil law, relating to pollution or the protection of the natural environment and human health and safety and for the regulation of Hazardous Substances, and includes Environmental Approvals;

“Exchange Ratio” means 0.360, subject to adjustment in accordance with the terms hereof;

“Fairness Opinions” means the oral and subsequent written opinions of Raymond James Ltd. and CIBC World Markets Inc., that, as of the date of each such opinion, the consideration to be received by the Company Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Company Shareholders;

“Final Order” means the order made after application to the Court approving the Arrangement, in form and substance satisfactory to both the Company and Triple Flag, each acting reasonably, as such order may be amended by the Court at any time prior to the Effective Date (with the consent of both the Company and Triple Flag, each acting reasonably) or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (subject to any such amendment being satisfactory to both the Company and Triple Flag, each acting reasonably);

“Financial Indebtedness” means in relation to a person (the “debtor”), an obligation or liability (contingent or otherwise) of the debtor (i) for borrowed money (including overdrafts and including amounts in respect of principal, premium, interest or any other sum payable in respect of borrowed money) or for the deferred purchase price of property or services, (ii) under any loan, stock, bond, note, debenture or other similar instrument or debt security, (iii) under any acceptance credit, bankers’ acceptance, guarantee, letter of credit or other similar facilities, (iv) under any conditional sale, hire purchase or title retention agreement with respect to property, under any capitalized lease arrangement, under any sale and leaseback arrangement or under any lease or any other agreement having the commercial effect of a borrowing of money or treated as a finance lease or capital lease in accordance with applicable accounting principles, (v) under any foreign exchange transaction, any interest or currency swap transaction, any fuel or commodity hedging transaction or any other kind of derivative transaction, (vi) in respect of any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution, (vii) in respect of preferred stock (namely capital stock of any class that is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution, over the capital stock of any other class) or redeemable capital stock (namely any class or series of capital stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed on a specified date or is redeemable at the option of the holder thereof at any time, or is convertible into or exchangeable for debt securities at any time), (viii) for any amount raised under any transaction similar in nature to those described in paragraphs (i) to (vii) of this definition, or otherwise having the commercial effect of borrowing money, or (viii) under a guarantee, indemnity or similar obligation entered into by the debtor in respect of an obligation or liability of another Person which would fall within paragraphs (i) to (viii) of this definition if the references to the debtor referred to the other Person;

“Governmental Entity” means: (i) any supranational, international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, ministry, minister, government in council, central bank, court, tribunal, arbitral body, office, Crown corporation, commission, commissioner, board, bureau, stock exchange, agency or self-regulatory organization, whether domestic or foreign; (ii) any subdivision, agency, commission, board or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation, land use or occupation, or taxing authority under or for the account of any of the foregoing;

“Hazardous Substances” means any contaminant, pollutant, dangerous substance, liquid waste, industrial waste, hauled liquid waste, toxic substance, special waste, hazardous waste, hazardous material or hazardous substance as defined in, regulated by or pursuant to any Environmental Laws;

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder;

“HSR Act Approval” means all applicable waiting periods, any extensions thereof, and any commitments by the parties not to close before a certain date under a timing agreement shall have expired or otherwise been terminated;

“IFRS” means generally accepted accounting principles in Canada from time to time including, for the avoidance of doubt, the standards prescribed in Part I of the CPA Canada Handbook – Accounting (International Financial Reporting Standards) as the same may be amended, supplemented or replaced from time to time;

“including” means including, without limitation, and “include” and “includes” have a corresponding meaning;

“Indigenous Group” includes any Indian band, First Nation person or people, Métis person or people, Indigenous person or people, native person or people, tribal or band council or other Indigenous organization, or any person or group asserting or otherwise claiming an Indigenous right (including title) or any other Indigenous or Métis interest, and any Person or group representing, or purporting to represent, any of the foregoing;

“Intellectual Property” means, with respect to a Person, all registered patents, copyrights, trade-marks, trade-names, service marks, logos, commercial symbols and industrial designs, (including applications for all of the foregoing, and renewals, divisions, extensions and reissues, where applicable, relating thereto) owned by or licensed to the Person or its Subsidiaries;

“Interim Order” means the interim order of the Court pursuant to section 192 of the CBCA in a form acceptable to both the Company and Triple Flag, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended, modified, supplemented or varied by the Court (provided that any such amendment, modification, supplement or variation is acceptable to both the Company and Triple Flag, each acting reasonably);

“Laws” means, with respect to any Person, any and all laws (including statutory, common, civil or otherwise), constitution, treaty, by-laws, statutes, rules, regulations, principles of law, orders, injunctions, ordinances, awards, decrees, rulings, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that are binding upon or applicable to such Person or its business, undertaking, property or securities;

“Lease” shall have the meaning ascribed thereto in Section (20)(b) of Schedule C;

“Leased Real Property” shall have the meaning ascribed thereto in Section (20)(b) of Schedule C;

“Liability” means, in respect of any Person: (i) any right against such Person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; (ii) any right against such Person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and (iii) any obligation of such Person for the performance of any covenant or agreement (whether for the payment of money or otherwise), in each case, whether accrued, absolute, contingent or otherwise;

“Material Adverse Effect” means, in respect of the Company or Triple Flag, any one or more changes, effects, events, developments, occurrences, states of facts or circumstances, which, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to (a) the business, affairs, operations, results of operations, assets (tangible or intangible), properties, capitalization, condition (financial or otherwise) or Liabilities of a Party and its Subsidiaries, on a consolidated basis, or (b) the ability of a Party to perform its obligations hereunder and consummate the transactions contemplated hereby, except, in the case of (a), in respect of such changes, effects, events, developments, occurrences, states of facts or circumstances resulting from or arising in connection with or related to:

(i)	the global economy or securities, banking, currency or, financial markets;

(ii)	conditions or effects that generally affect the industries in which a Party operates;

(iii)	customary seasonal fluctuations of the businesses of a Party;

(iv)	any regional, national or international economic, financial, social or political conditions (including changes therein);

(v)	the actual or potential existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, disasters, an outbreak or escalation of hostilities, disease, war, acts of terrorism, political instability or any other national, international or regional calamity, crisis, emergency, epidemic, pandemic (including the COVID-19 pandemic), or natural disaster, act of God or any governmental or other response to any of the foregoing, in each case whether or not involving Canada, the United States of America or any other region where the Parties or any Subsidiary conducts business or has operations;

(vi)	any hostilities or acts of war in the Ukraine or a worsening or escalation thereof;

(vii)	changes in interest, currency or exchange rates or the price of any commodity, security or market index;

(viii)	changes in legal or regulatory conditions, including changes or proposed changes in Laws or accounting principles or requirements, or standards, interpretations or enforcement thereof, in each case after the date hereof;

(ix)	the execution, announcement, performance or existence of this Agreement or the transactions contemplated hereby or the identity of the Parties or any of their respective affiliates or financing sources;

(x)	compliance with the terms and conditions of this Agreement by the Parties or actions or omissions consented to in writing by the Parties;

(xi)	in the case of the Company, any breach of this Agreement by Triple Flag, or in the case of Triple Flag, any breach of this Agreement by the Company;

(xii)	any change in the market price or trading volume of any securities of a Party (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred); or

(xiii)	the failure of a Party to meet any internal, published or public projections, forecasts, guidance or estimates, including without limitation of production, revenues, earnings or cash flows (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred), except, in the case of each of clauses (i), (ii), (iii), (iv), (v), (vi), (vii) and (viii), to the extent such change, event, occurrence, circumstance or development has a disproportionate effect on the Party, taken as a whole, compared to other participants in the industries in which the Party conducts business and then only to the extent of such disproportionate effect. For the avoidance of doubt, a Material Adverse Effect shall be measured only against past performance of a Party, taken as a whole, and not against any forward-looking statements, financial projections or forecasts of a Party;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators;

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators;

“No-Action Letter” means a letter from the Commissioner advising the Parties (directly or through counsel) in writing that the Commissioner at that time does not intend to make an application under Section 92 of the Competition Act in respect of the transactions contemplated by this Agreement;

“NYSE” means the New York Stock Exchange;

“NYSE American” means the NYSE American Stock Exchange;

“Omolon Interests” means, collectively, the interests of the Company and the Company Subsidiaries in (i) the Share Purchase Agreement between Kinam Magadan Gold Corporation and OAO “Polymetal” dated December 7, 2007, as assigned to Maverix Metals (Nevada) Inc. pursuant to the Agreement to Assign Restricted Royalty Assets – Omolon among Kinam Magadan Gold Corporation, Kinross Gold Corporation and Maverix Metals (Nevada) Inc. dated December 19, 2019, (ii) the Debenture dated October 1, 2021 between the Company and Omolon Gold Mining Company LLC, and (iii) the Agreement dated October 1, 2021 between the Company and PMTL Holdings Limited;

“Operator” shall have the meaning ascribed thereto in Section (13)(j)(i) of Schedule C;

“Outside Date” means March 9, 2023; notwithstanding the foregoing, (i) if the Effective Date has not occurred on or prior to March 9, 2023 as a result of the failure to satisfy the condition set forth in Section 5.3(f), the Outside Date shall be automatically extended by 20 Business Days from March 9, 2023 without any further action by the Parties, and (ii) if the HSR Act Approval and the Competition Act Approval have not been obtained by March 9, 2023, either Party may provide written notice to the other requesting a reasonable extension to the Outside Date in order to permit the receipt of the HSR Act Approval and the Competition Act Approval, provided that such Party has been working diligently to obtain such approval and the other Party shall in good faith consider and not unreasonably refuse such request;

“Parties” and “Party” shall have the meanings ascribed thereto on the first page of this Agreement;

“Payout Letters” means, with respect to the Financial Indebtedness of Company (other than its Credit Card Indebtedness), letters from the holders of such Financial Indebtedness to the Company, in form and substance satisfactory to Triple Flag, acting reasonably, which, among other things: (i) set forth the full outstanding amount of such Financial Indebtedness as at the Effective Date, including any interest, break fees, and related costs; (ii) specify the wire transfer details for the payment of such amount; (iii) confirm that upon receipt of such amount, all Encumbrances and related guarantees in favour of such holder, other than Permitted Encumbrances, shall be released and discharged and all obligations of the Company in respect of such Financial Indebtedness shall be satisfied and fully released; and (iv) authorize Triple Flag and its counsel to file discharges of any registration in respect of any Encumbrances (other than Permitted Encumbrances), as the case may be;

“Person” means an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, Governmental Entity or any other entity, whether or not having legal status;

“Plan of Arrangement” means a Plan of Arrangement substantially in the form and content of Schedule A attached hereto and any amendment or variation thereto made in accordance with Article 7 of the Plan of Arrangement or Section 7.1 hereof;

“Pre-Acquisition Reorganization” shall have the meaning ascribed thereto in Section 2.13;

“Receiving Party” shall have the meaning ascribed thereto in Section 4.5(g);

“Release” means any past or current spilling, leaking, pumping, injection, disposal, emitting, discharging, depositing, escaping, leaching, dumping, migration or other releasing of any Hazardous Substance;

“Replacement Options” shall have the meaning ascribed thereto in the Plan of Arrangement;

“Sanctioned Country” shall have the meaning ascribed thereto in Section (45) of Schedule C;

“Sanctions” shall have the meaning ascribed thereto in Section (45) of Schedule C;

“SEC” means the United States Securities and Exchange Commission;

“Section 3(a)(10) Exemption” shall have the meaning ascribed thereto in Section 2.15;

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder;

“Securities Authority” means collectively, the British Columbia Securities Commission, the Ontario Securities Commission and any other applicable securities regulatory authorities in the provinces and territories of Canada;

“SEDAR” means the System for Electronic Data Analysis and Retrieval maintained by the Securities Authorities;

“Statutory Plan” means a statutory benefit plan which the Company or a Company Subsidiary is required to participate in or comply with, including the Canada Pension Plan and plans administered pursuant to applicable health tax, workplace safety insurance and employment insurance legislation;

“Subsidiary” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators in effect on the date of this Agreement, and “Subsidiaries” means more than one Subsidiary;

“Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, payroll taxes, employment taxes, Canada Pension Plan or other governmental pension plan premiums, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes or premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest, penalties, additional amounts or additions to tax imposed by any Governmental Entity with respect to the foregoing;

“Tax Act” means the Income Tax Act (Canada);

“Tax Returns” means all returns, schedules, elections, declarations, reports, information returns, notices, forms, statements and other documents made, prepared or filed with any Governmental Entity or required to be made, prepared or filed with any Governmental Entity relating to Taxes;

“Transaction Documents” means collectively, this Agreement, the Triple Flag Disclosure Letter, the Company Disclosure Letter, the Plan of Arrangement and any Schedules attached hereto and thereto;

“Transaction Regulatory Approvals” shall have the meaning ascribed thereto in Section 4.5(c);

“Triple Flag” shall have the meaning ascribed thereto on the first page of this Agreement;

“Triple Flag Board” means the board of directors of Triple Flag;

“Triple Flag Board Approval” shall have the meaning ascribed thereto in Section (7) of Schedule D;

“Triple Flag Common Shares” means the common shares in the capital of Triple Flag;

“Triple Flag Credit Agreement” means the credit agreement dated as of September 4, 2018, as amended, between Triple Flag, on the one hand, and a syndicate of Canadian chartered banks and a foreign bank, on the other hand, providing for a $500,000,000 revolving credit facility, with an additional uncommitted accordion of up to $200,000,000;

“Triple Flag Disclosure Letter” means the letter dated as of the date of this Agreement, delivered by Triple Flag to the Company pursuant to Section 3.4 with respect to certain matters in this Agreement;

“Triple Flag Financial Statements” shall have the meaning ascribed thereto in Section (13)(a) of Schedule D;

“Triple Flag Investor Rights Agreement” means the investor rights agreement dated as of May 26, 2021 between Triple Flag, on the one hand, and Triple Flag Co-Invest Luxembourg Investment Company S.à r.l. and Triple Flag Mining Elliott and Management Co-Invest LP, on the other hand;

“Triple Flag Material Contract” means: (i) any Contract under which Triple Flag or any Triple Flag Subsidiary is obliged to make payments, or receives payments in excess of $9,000,000 per annum; (ii) any partnership, limited liability company agreement, joint venture, alliance agreement or other similar agreement or arrangement relating to the formation, creation, operation, management, business or control of any partnership or joint venture; (iii) any shareholders or stockholders agreements, investor rights or registration rights agreements, voting trusts, proxies or similar agreements, arrangements or commitments with respect to any shares or other equity interests of Triple Flag or any Triple Flag Subsidiary or any other Contract relating to disposition, voting or dividends with respect to any shares or other equity securities of Triple Flag or any Triple Flag Subsidiary; (iv) any Contract under which Financial Indebtedness of Triple Flag or any Triple Flag Subsidiary for borrowed money is outstanding or may be incurred or pursuant to which any property or asset of Triple Flag or any Triple Flag Subsidiary is mortgaged, pledged or otherwise subject to an Encumbrance securing Financial Indebtedness in excess of $15,000,000; (v) any Contract under which Triple Flag or any Triple Flag Subsidiary has directly or indirectly guaranteed any liabilities or obligations of any person; (vi) any Contract restricting the incurrence of Financial Indebtedness by Triple Flag or any Triple Flag Subsidiary or the incurrence of Encumbrances on any properties or securities of Triple Flag or Triple Flag Subsidiaries or restricting the payment of dividends or other distributions; (vii) any Contract that purports to limit in any material respect the right of Triple Flag or any Triple Flag Subsidiary to (A) engage in any line of business or (B) compete with any person or operate or acquire assets in any location; (viii) any Contract providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset with a fair market value in excess of $15,000,000, in each case entered into in the past 12 months or in respect of which the applicable transaction has not been consummated; (ix) any Contract entered into in the last 12 months or in respect of which the applicable transaction has not yet been consummated for the acquisition or disposition, directly or indirectly (by merger or otherwise), of material assets or shares (or other equity interests) of another person for aggregate consideration in excess of $15,000,000, in each case other than in the ordinary course of business; (x) any standstill or similar Contract to which Triple Flag or any Triple Flag Subsidiary is a party currently restricting the ability of Triple Flag to offer to purchase or purchase the assets or equity securities of another person (other than confidentiality or non-disclosure agreements entered into in the ordinary course of business); (xi) that is a material agreement with a Governmental Entity; or (xii) any other Contract to which Triple Flag or any Triple Flag Subsidiary is party or by which it or any of its assets, rights or properties are bound, that, if terminated or modified, would have a Material Adverse Effect;

“Triple Flag Pending Transactions” shall have the meaning ascribed thereto in Section 4.2(a);

“Triple Flag Permitted Dividends” means, in respect of the Triple Flag Common Shares, regular quarterly dividends declared from time to time by the Triple Flag Board in the ordinary course of business, not exceeding US$0.05 per Triple Flag Common Share per quarter, with a record date occurring on or after the date of this Agreement and prior to the Effective Date;

“Triple Flag Permitted Encumbrances” means (i) minor title defects or irregularities or servitudes, easements, restrictions, encroachments, covenants, rights of way and other similar rights or restrictions in real property, or any interest therein, whether registered or unregistered, provided the same are not of such nature as to materially impair the operation or business of Triple Flag; (ii) undetermined or inchoate liens, charges and privileges (including mechanics’, construction, carriers’, workers’, repairers’, storers’ or similar liens) which individually or in the aggregate are not material, arising or incurred in the ordinary course of business of Triple Flag; and (iii) statutory liens, adverse Claims or Encumbrances of any nature whatsoever claimed or held by any Governmental Entity that have not at the time been filed or registered against the title to any Triple Flag property or served upon Triple Flag pursuant to Law or that relate to obligations not due (save and except for statutory liens, adverse Claims or Encumbrances related to Taxes which are due and payable in the ordinary course) or delinquent;

“Triple Flag Preferred Shares” means the preferred shares in the capital of Triple Flag;

“Triple Flag Principal Shareholders” means, collectively, Triple Flag Mining Aggregator S.à r.l. and Triple Flag Co-Invest Luxembourg Investment Company S.à r.l., and each director and officer of Triple Flag;

“Triple Flag Public Disclosure Documents” means all documents filed by Triple Flag on SEDAR or EDGAR on or after January 1, 2020 and before the date hereof;

“Triple Flag Representatives” means, collectively, any officer, director, employee, representative, advisor or agent of Triple Flag or any of the Triple Flag Subsidiaries;

“Triple Flag Response Period” shall have the meaning ascribed thereto in Section 6.2(a)(iv);

“Triple Flag Royalty and Stream Agreements” means the definitive agreements pursuant to which Triple Flag holds or proposes to hold the Triple Flag Royalty and Stream Interests, and any ancillary documentation relating to the Triple Flag Royalty and Stream Interests or agreements relating to any security interests granted thereunder;

“Triple Flag Royalty and Stream Interests” means the royalty, streaming, net profit, production payment or other interests of Triple Flag in any mining or exploration or development projects, as listed in the Triple Flag Disclosure Letter;

“Triple Flag Shareholder Approval” means the approval of the Triple Flag Shareholders’ of the issuance of Triple Flag Common Shares pursuant to the Arrangement, as required by section 611 of the TSX Company Manual, which approval shall be obtained by way of written consent of Triple Flag Mining Aggregator S.à r.l. and Triple Flag Co-Invest Luxembourg Investment Company S.à r.l, in accordance with section 604(d) of the TSX Company Manual;

“Triple Flag Shareholders” means, at any time, the holders of Triple Flag Common Shares and Triple Flag Preferred Shares;

“Triple Flag Subsidiaries” means, collectively, the Subsidiaries of Triple Flag;

“Triple Flag Support Agreements” means the support agreements dated the date hereof made between the Company and each of the Triple Flag Principal Shareholders;

“Triple Flag Underlying Mineral Properties” means the mineral properties or assets underlying the Triple Flag Royalty and Stream Interests;

“TSX” means the Toronto Stock Exchange; and

“U.S. Securities Laws” means the 1933 Act, the 1934 Act, the 1940 Act, any applicable U.S. federal securities laws, rules and regulations and any applicable U.S. state securities laws.

1.2            Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Agreement and the schedules attached hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3            Number and Gender

In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter.

1.4            Date for any Action

If the date on which any action is required to be taken hereunder by any Party hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.5            Statutory References

Unless otherwise stated, any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6            Currency

Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of Canada. All references to “US$” are to United States of America dollars.

1.7            Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Laws, the Parties hereto waive any provision of Law that renders any provision of this Agreement or any part thereof invalid or unenforceable in any respect. The Parties hereto will engage in good faith negotiations to replace any provision hereof or any part thereof that is declared invalid or unenforceable with a valid and enforceable provision or part thereof, the economic effect of which approximates as much as possible the invalid or unenforceable provision or part thereof that it replaces.

1.8            Certain References

References to any Contract, licence, lease, agreement, indenture, arrangement or commitment shall be a reference to such contract, licence, lease, agreement, indenture, arrangement or commitment, as amended, modified or supplemented from time to time in accordance with the terms thereof.

1.9            Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with IFRS.

1.10            Knowledge

Where the phrases “to the knowledge of Triple Flag” or “to Triple Flag’s knowledge” or “to the knowledge of the Company” or “to the Company’s knowledge” are used in respect of Triple Flag, Triple Flag Subsidiaries, the Company or the Company Subsidiaries, as applicable, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon: (a) in the case of Triple Flag and Triple Flag Subsidiaries, the collective knowledge, after reasonable inquiry, of certain officers or directors of Triple Flag and Triple Flag Subsidiaries disclosed in the Triple Flag Disclosure Letter in such capacity and without personal liability; and (b) in the case of the Company and the Company Subsidiaries, the collective knowledge, after reasonable inquiry, of certain officers or directors of the Company and the Company Subsidiaries disclosed in the Company Disclosure Letter in such capacity and without personal liability; provided, however, that with respect to representations and warranties regarding the Triple Flag Underlying Mineral Properties made to the knowledge of Triple Flag, knowledge shall mean the collective knowledge of certain officers or directors of Triple Flag and Triple Flag Subsidiaries disclosed in the Triple Flag Disclosure Letter without independent inquiry, and with respect to representations and warranties regarding the Company Underlying Mineral Properties made to the knowledge of the Company, knowledge shall mean the collective knowledge of certain officers or directors of the Company and the Company Subsidiaries disclosed in the Company Disclosure Letter without independent inquiry.

1.11            Meaning of Certain Phrase

In this Agreement the phrase “in the ordinary and regular course of business” or “ordinary course” and similar expressions shall, as applicable, mean and refer to (i) those activities that are normally conducted by a streaming and royalty company, and (ii) the ordinary course of business conduct of a Party (or its Subsidiaries) in a commercially reasonable and business-like manner consistent with the past practices of the Party.

1.12            Subsidiaries

To the extent any representations, warranties, covenants or agreements contained herein relate, directly or indirectly, to a Subsidiary of Triple Flag or the Company, each such provision shall be construed as a covenant by Triple Flag or the Company to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.

1.13            Schedules

The following schedules are attached to, and are deemed to be incorporated into and form part of, this Agreement:

Schedule	Matter
Schedule A	Plan of Arrangement
Schedule B	Form of Arrangement Resolution
Schedule C	Representations and Warranties of the Company
Schedule D	Representations and Warranties of Triple Flag
Schedule E	Amendment to Triple Flag Investor Rights Agreement

Article 2
THE ARRANGEMENT

2.1            Arrangement

Triple Flag and the Company agree that the Arrangement will be implemented in accordance with, and subject to the terms and conditions contained in, this Agreement and the Plan of Arrangement.

2.2            Effective Time

The Arrangement shall become effective at the Effective Time on the Effective Date. The Articles of Arrangement shall be filed by the Company with the Director pursuant to the CBCA on or before the third Business Day after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set forth in Sections 5.1, 5.2 and 5.3 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour any such condition is, of those conditions as of the Effective Date) but in any event no later than the Outside Date, unless another time or date is agreed to in writing by the Parties.

2.3            Interim Order

As soon as is reasonably practicable after the date hereof, and in any case on or before November 30, 2022, the Company shall make and diligently prosecute an application to the Court for the Interim Order, which application shall be in form and substance satisfactory to both the Company and Triple Flag, each acting reasonably, and the Interim Order shall provide, among other things:

(a)	for the calling and holding of the Company Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement;

(b)	for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(c)	that the requisite approval for the Arrangement Resolution shall be 66 2/3% of the votes cast on the Arrangement Resolution by the Company Shareholders present in person or represented by proxy at the Company Meeting, voting together as a single class, together with, if required by MI 61-101, minority approval in accordance with Section 8.1 of MI 61-101 or as modified by the Interim Order;

(d)	that, except as modified by the Interim Order, in all other respects, the terms, conditions and restrictions of the Company’s constating documents, including quorum requirements and other matters, shall apply in respect of the Company Meeting;

(e)	for the grant of the Dissent Rights as set forth in the Plan of Arrangement;

(f)	for notice requirements with respect to the presentation of the application to the Court for the Final Order;

(g)	that the Company Meeting may be adjourned or postponed from time to time by the Company with the consent of Triple Flag, acting reasonably, as required by Law or in accordance with the terms of this Agreement without the need for additional approval of the Court and notice of any such adjournment(s) or postponement(s) shall be given by such method as the Company Board may determine is appropriate in the circumstance;

(h)	confirmation of the record date for the purposes of determining the Company Shareholders entitled to receive notice of, and vote at, the Company Meeting in accordance with the Interim Order;

(i)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(j)	for such other matters as Triple Flag or the Company may reasonably require, subject to obtaining the prior consent of the other Party, such consent not to be unreasonably withheld, delayed or conditioned; and

(k)	that the Company Meeting may be an entirely virtual meeting or hybrid meeting whereby Company Shareholders may join virtually.

2.4            Company Circular

(a)	In a timely and expeditious manner so as to permit the Company Meeting to be held on or before January 13, 2023, the Company shall prepare the Company Circular, provide Triple Flag with a reasonable opportunity to comment thereon, reasonably consider all comments provided thereon by Triple Flag, and subsequently file the Company Circular, together with any other documents required by applicable Laws, in all jurisdictions where the Company Circular is required to be filed and mail the Company Circular, as ordered by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where the Company Circular is required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof and in the form and containing the information required by all applicable Laws, including all applicable corporate and securities legislation and requirements, and not containing any misrepresentation (as defined under applicable securities Laws) with respect thereto, other than with respect to any information relating to and provided by Triple Flag. The Company Circular will include information in sufficient detail to permit the Company Shareholders to form a reasoned judgment concerning the matters to be placed before them at the Company Meeting, and to allow reliance upon the Section 3(a)(10) Exemption with respect to the issuance of 3(a)(10) Securities as part of completion of the Arrangement. Without limiting the generality of the foregoing, the Circular will include: (a) a copy of the Fairness Opinions received by the Company Board and the Company Special Committee; (b) a statement that the Company Special Committee has unanimously, after consulting with management of the Company and legal and financial advisors in evaluating the Arrangement, recommended that the Company Board approve this Agreement and the Arrangement; (c) a statement that the Company Board, after consulting with outside legal counsel and financial advisors and receipt and review of a unanimous recommendation from the Company Special Committee, has unanimously determined that the Arrangement Resolution is in the best interests of the Company and unanimously recommends that Company Shareholders vote their Company Common Shares in favour of the Arrangement Resolution; and (d) a statement that officer and director of the Company intends to vote all of such person’s Company Common Shares in favour of the Arrangement Resolution, subject to the other terms of this Agreement.

(b)	In a timely and expeditious manner, Triple Flag shall provide to the Company all information as may be reasonably requested by the Company so as to permit the Company Shareholders to make a reasoned judgment in respect of the Arrangement Resolution, or as required by the Interim Order or applicable Laws with respect to Triple Flag and Triple Flag Subsidiaries and their respective businesses and properties (including any pro forma financial statements) for inclusion in the Company Circular or in any amendment or supplement to the Company Circular that complies in all material respects with all applicable Laws on the date of the mailing thereof.

(c)	In a timely and expeditious manner and subject to providing Triple Flag with a reasonable opportunity to comment thereon, the Company shall prepare and file any mutually agreed (or as otherwise required by applicable Laws or to comply with the requirements of the Section 3(a)(10) Exemption) amendments or supplements to the Company Circular (which amendments or supplements shall be in a form satisfactory to the Parties, acting reasonably), complying in all material respects with all applicable Laws (and in compliance with the requirements of the Section 3(a)(10) Exemption) on the date of the mailing thereof.

2.5            Company Meeting

(a)	In a timely and expeditious manner, the Company shall:

(i)	convene and conduct the Company Meeting in accordance with the Company’s constating documents, applicable Laws and the Interim Order as soon as reasonably practicable and in any event no later than January 13, 2023 (or such later date as may be consented to by Triple Flag or otherwise permitted pursuant to this Agreement);

(ii)	in consultation with Triple Flag, fix and publish a record date for the purposes of determining Company Shareholders entitled to receive notice of and vote at the Company Meeting;

(iii)	in consultation with Triple Flag, fix the date of the Company Meeting, give notice to Triple Flag of the Company Meeting and allow Triple Flag Representatives and legal counsel to attend the Company Meeting;

(iv)	not change the record date for the Company Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting unless required by Law or the Court;

(v)	at the reasonable request of Triple Flag from time to time the Company shall provide Triple Flag with a list (in both written and electronic form) of the registered Company Shareholders, together with their addresses and respective holdings of the Company Common Shares and with a list of the names and addresses and holdings of all Persons having rights issued by the Company to acquire the Company Common Shares (including holders of the Company Options) and a list of non-objecting beneficial owners of the Company Common Shares, together with their addresses and respective holdings of the Company Common Shares. The Company shall from time to time require that its registrar and transfer agent furnish Triple Flag with such additional information, including updated or additional lists of the Company Shareholders and lists of holdings and other assistance as Triple Flag may reasonably request;

(vi)	provide Triple Flag with information on the proxies received and the Company Shareholder votes on the Arrangement Resolution on a daily basis commencing at least ten Business Days before the date of the Company Meeting to the extent that such information is available to the Company;

(vii)	subject to the terms of this Agreement: (A) use commercially reasonable efforts to solicit proxies in favour of the Arrangement Resolution, including retaining a proxy solicitation agent to solicit in favour of the Arrangement Resolution and provide Triple Flag with copies of or access to information regarding the Company Meeting that has been provided to the Company generated by any proxy solicitation services firm retained by the Company, as requested from time to time by Triple Flag; (B) recommend (and the Company Board shall in the Company Circular unanimously recommend) to all the Company Shareholders that they vote in favour of the Arrangement Resolution; (C) not withdraw, modify or qualify, or publicly propose to or publicly state that it intends to withdraw, modify or qualify in any manner adverse to Triple Flag such recommendation or the unanimous approval, recommendation or declaration of advisability of the Company Board (a “Company Change in Recommendation”), it being understood that failing to affirm the approval or recommendation of the Company Board of the transactions contemplated herein after a Company Acquisition Proposal in respect of the Company has been publicly announced shall be considered an adverse modification except as expressly permitted by Sections 6.1 and 6.2 hereof; and (D) include in the Company Circular the Company Board Approval and a statement that each director and officer of the Company intends to vote all of such Person’s Company Common Shares in favour of the Arrangement Resolution;

(viii)	promptly advise Triple Flag of any written communication from any Company Shareholder in opposition to the Arrangement and written communications sent by or on behalf of the Company to any such Company Shareholder, and provide Triple Flag with a reasonable opportunity to review and comment on any such communication sent by the Company prior to it being delivered to the party purporting to oppose the Arrangement; and

(ix)	except as required by applicable Law, or with the prior written consent of Triple Flag, which shall not be unreasonably withheld, conditioned or delayed, the Arrangement Resolution shall be the only matter of business transacted at the Company Meeting; provided that, if the Company is required by applicable Law, or permitted by Triple Flag in writing, to transact any other item of business at the Company Meeting, the Company shall cause the Arrangement Resolution to be considered and voted upon before any other item of business to be transacted at the Company Meeting.

(b)	Subject to Section 6.2(e), the Company shall not adjourn, postpone or cancel the Company Meeting (or propose to do so), except: (i) in the case of an adjournment, if quorum is not present at the Company Meeting; (ii) in the case of an adjournment or postponement, for any bona fide reason entirely beyond the control of the Company, acting in good faith, provided that such reason is not related in any manner whatsoever to a Company Acquisition Proposal; (iii) if required by applicable Laws; (iv) if otherwise agreed with Triple Flag; or (v) if required by the Court. For greater certainty, no Company Change in Recommendation shall relieve the Company from its obligation to proceed to call and hold the Company Meeting and to hold the vote on the Arrangement Resolution, except in circumstances where this Agreement is terminated in accordance with the terms hereof.

(c)	The Company shall promptly provide Triple Flag with any written notice of dissent or purported exercise by any Company Shareholder of Dissent Rights in respect of the Arrangement Resolution and written communications with any Company Shareholder purportedly exercising such Dissent Rights, and shall not settle or compromise any action brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement, including the Arrangement, without the prior written consent of Triple Flag.

2.6            Triple Flag Shareholder Approval

Concurrent with the execution and delivery of this Agreement, Triple Flag has delivered to the Company (i) confirmation from the TSX that it will accept the written consent of the Triple Flag Principal Shareholders as approval for the issuance of the Triple Flag Common Shares pursuant to the Arrangement in accordance with section 611 and 604(d) of the TSX Company Manual; (ii) duly executed copies of the Triple Flag Support Agreements from each of the Triple Flag Principal Shareholders in accordance with Section 2.18(b), and (iii) duly executed copies of the written consent of each of the Triple Flag Principal Shareholders approving the issuance of the Triple Flag Common Shares pursuant to the Arrangement in the form agreed by the TSX.

2.7            Final Order

Subject to approval of the Arrangement Resolution by the Company Shareholders at the Company Meeting in accordance with the terms of the Interim Order, receipt of the Triple Flag Shareholder Approval, and otherwise as required by applicable Law, subject to the terms of this Agreement, the Company shall forthwith make and diligently prosecute an application to the Court for the Final Order, which application shall be in form and substance satisfactory to both the Company and Triple Flag, each acting reasonably, and both the Company and Triple Flag shall diligently take steps to set down the hearing for the Final Order for a date that is no more than three Business Days following the approval of the Arrangement Resolution at the Company Meeting.

2.8            Court Proceedings

(a)	In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company shall:

(i)	diligently pursue, and Triple Flag and the Company will cooperate with each other in diligently pursuing, the Interim Order and the Final Order, including Triple Flag providing the Company on a timely basis any information required to be supplied by the Company in connection therewith;

(ii)	provide Triple Flag and its legal counsel with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments;

(iii)	ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement, as they may be amended in accordance with their terms;

(iv)	provide Triple Flag’s legal counsel, on a timely basis, with copies of any notice of appearance, evidence or other documents served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal from them, and any written or oral notice indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(v)	subject to applicable Law, other than as required by and in accordance with this Agreement or the Arrangement, not file any material with the Court or serve any such material and will not agree to modify or amend materials so filed or served, except with Triple Flag’s prior written consent, such consent not to be unreasonably withheld, delayed or conditioned, provided that nothing herein shall require Triple Flag to agree or consent to any increase in consideration payable pursuant to the Arrangement or other modification or amendment that expands or increases Triple Flag’s obligations or diminishes or limits Triple Flag’s rights set forth in any such filed or served materials or under this Agreement or the Arrangement;

(vi)	not object to Triple Flag’s legal counsel making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that the Company and its legal counsel is advised of the nature of any submissions with reasonably sufficient time prior to the hearing and agrees with them, acting reasonably, and such submissions are consistent in all material respects with this Agreement and the Plan of Arrangement;

(vii)	oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement; and

(viii)	if at any time after the issuance of the Final Order and prior to the Effective Date, the Company is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, Triple Flag.

2.9            Board of the Purchaser

Triple Flag shall take all necessary actions to ensure that upon completion of the Arrangement, the Triple Flag Board shall consist of nine (9) directors including two (2) current directors of the Company to be identified and agreed upon by the Parties, acting reasonably.

2.10            Payment of Consideration

Triple Flag shall, following receipt of the Final Order but prior to the Effective Time, provide the Depositary with sufficient funds and an irrevocable treasury direction for the issuance of Triple Flag Common Shares to be held in escrow (the terms and conditions of such escrow to be satisfactory to the Company and Triple Flag, acting reasonably) to satisfy the aggregate amount payable by Triple Flag and its wholly-owned Subsidiaries to the Company Shareholders as contemplated by Section 3.1 of the Plan of Arrangement, subject to the applicable Tax withholdings and other source deduction provisions of the Plan of Arrangement.

2.11            Section 85 Elections

(a)	Company Shareholders whose Company Common Shares are exchanged for Triple Flag Common Shares and cash, or just Triple Flag Common Shares, pursuant to the Arrangement shall be entitled to make an income tax election pursuant to Section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the exchange by providing two signed copies of the necessary joint election forms to Triple Flag, as directed in a tax instruction letter, within 90 days after the Effective Date, duly completed with the details of the Company Common Shares exchanged and the applicable agreed amount for the purposes of such joint elections. Triple Flag shall, within 30 days after receiving the completed joint election forms from a Company Shareholder, and subject to such joint election forms being correct and complete and in compliance with requirements imposed under the Tax Act (or any analogous provision of provincial income tax law), sign and return such forms to such Company Shareholder. Each Company Shareholder is solely responsible for ensuring the Section 85 Election is completed correctly and filed with the Canada Revenue Agency (and any applicable provincial tax authority) by the required deadline. Neither Triple Flag nor any successor corporation shall be responsible for ensuring that a Company Shareholder obtains a tax instruction letter, nor the proper completion of any election form, except for the obligation to sign and return duly completed election forms which are received within 90 days of the Effective Date. The Company Shareholder will be solely responsible for the payment of any taxes, interest or penalties resulting from the failure of a Company Shareholder to properly or timely complete or file such election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Triple Flag or any successor corporation may choose to sign and return an election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

(b)	Upon receipt of a Letter of Transmittal and Election Form (as defined in the Plan of Arrangement) in which a Company Shareholder has indicated that the Company Shareholder intends to make a Section 85 Election, Triple Flag will promptly make available through its website, a tax instruction letter (and a tax instruction letter for the equivalent provincial elections, if applicable), together with the relevant tax election forms (including the provincial tax election forms, if applicable) to the Company Shareholder.

2.12            Closing

The closing of the Arrangement will take place at the offices of Torys LLP, Toronto, Ontario at 8:00 a.m. (Toronto time) on the Effective Date or at such other time as the Parties may agree.

2.13            Pre-Acquisition Re-organization

The Company agrees that, upon request by Triple Flag, the Company shall, and shall cause each Company Subsidiary to, (a) effect such reorganizations of the Company or the Company Subsidiaries’ business, operations and assets or such other transactions as Triple Flag may request, acting reasonably (each a “Pre-Acquisition Reorganization”), (b) co-operate with Triple Flag and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken, and (c) not take any action that would prevent or materially impair the Pre-Acquisition Reorganization; provided, however, that the Company need not affect any Pre-Acquisition Reorganization which, in the opinion of the Company, acting reasonably, (i) would require the approval of Company Shareholders or other securityholders, (ii) would be prejudicial to the Company, any Company Subsidiary, or Company Shareholders or other securityholders in any material respect, (iii) would reduce the consideration or change the form or proportion of consideration to be received by the Company Shareholders, (iv) would unreasonably interfere with the ongoing operations of the Company or any Company Subsidiary, (v) unless agreed by the Company, would require any filing with, notification to or approval of any Governmental Entity or third party prior to the Effective Date, (vi) would require the Company or any Company Subsidiary to contravene any applicable Laws or its respective constating documents or any Contract or agreement in respect of which the necessary consents to any such contravention have not been obtained, (vii) would result in Taxes being imposed on, or other adverse Tax consequences to the Company or any Company Subsidiary, or any Company Shareholders or other securityholders that is incrementally greater than the Taxes imposed on or other consequences to such persons in connection with the completion of the Arrangement in the absence of such Pre-Acquisition Reorganization, (viii) result in the withdrawal or material modification of the Fairness Opinions, (ix) would be unable to be reversed or unwound in the event the Arrangement is not consummated without materially prejudicing the Company, any Company Subsidiary, or Company Shareholders or other securityholders. Triple Flag agrees that it will be responsible for all reasonable costs and expenses associated with any Pre-Acquisition Reorganization to be carried out at its request and shall indemnify and save harmless the Company and the Company Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any such Pre-Acquisition Reorganization (including in respect of any reversal, modification or termination of a Pre-Acquisition Reorganization). Furthermore, any such Pre-Acquisition Reorganization shall not become effective until following the satisfaction or waiver of all conditions precedent to the Arrangement, and in any case not earlier than immediately prior to the Effective Time. Triple Flag acknowledges and agrees that the Pre-Acquisition Reorganization shall be disregarded in determining whether a representation, warranty or covenant of the Company hereunder has been breached. Triple Flag shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least twenty Business Days prior to the Effective Time. Upon receipt of such notice, Triple Flag and the Company shall work co-operatively and use their commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do all such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, including effecting any necessary amendments to the Plan of Arrangement, if any, to the extent permitted by the Plan of Arrangement or this Agreement. The obligations of Triple Flag in this Section 2.13 shall survive indefinitely notwithstanding the termination of this Agreement. Except in the case where this Agreement is terminated by Triple Flag pursuant to Section 7.2(c)(i) or 7.2(c)(iii), if the Arrangement is not completed, Triple Flag shall forthwith reimburse the Company or at the Company’s direction, the Company Subsidiaries, for all reasonable and documented fees and expenses (including reasonable professional fees and expenses and taxes) incurred by the Company and the Company Subsidiaries in effecting a Pre-Acquisition Reorganization and shall be responsible for any reasonable and documented fees, expenses and costs (including reasonable professional fees and expenses and taxes) of the Company and the Company Subsidiaries in reversing or unwinding any Pre-Acquisition Reorganization that was effected prior to the Effective Date. The indemnification obligations contained in this Section 2.13 shall survive indefinitely notwithstanding the termination of this Agreement.

2.14            Tax Treatment

Any Person shall be entitled to deduct or withhold from any amount payable to any other Person hereunder such amounts as such Person is required or permitted to deduct or withhold with respect to such payment under the Tax Act, the Code or any provision of provincial, state, local or foreign Law, in each case as amended. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate taxing authority. The Person is hereby authorized to withhold and sell, or otherwise require the other Person to irrevocably direct the sale through a broker and irrevocably direct the broker to pay the proceeds of such sale of, such portion of any share or other security otherwise issuable to the other Person as is necessary to provide sufficient funds to the Person, to enable it to comply with such deduction or withholding requirement and the Person shall notify the other Person and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority. Notwithstanding the foregoing, the Person shall not withhold securities where the other Person has made arrangements to satisfy any withholding taxes, in advance, to the satisfaction of the Person.

2.15            U.S. Securities Law Matters

The Parties intend that the issuance of 3(a)(10) Securities under the Arrangement will be exempt from the registration requirements of the 1933 Act pursuant to Section 3(a)(10) thereof (the “Section 3(a)(10) Exemption”), and will otherwise be issued and exchanged pursuant to the Arrangement in compliance with all applicable U.S. Securities Laws. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement set forth in this Section 2.15. In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement will be carried out in accordance with the requirements of the SEC’s Staff Legal Bulletin (SLB) No. 3A (June 18, 2008), including but not limited to the following:

(a)	3(a)(10) Securities issued and exchanged in the Arrangement will not be offered for cash;

(b)	the Arrangement will be subject to the approval of the Court;

(c)	the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the hearing required to approve the Arrangement;

(d)	the Court will hold a hearing to approve the Arrangement, and the Court shall find that the Arrangement is procedurally and substantively fair prior to its approval of the Arrangement;

(e)	the Final Order will expressly state that the Arrangement is fair and reasonable in accordance with the requirements of section 192 of the CBCA;

(f)	the Parties will ensure that each Person entitled to receive 3(a)(10) Securities on completion of the Arrangement will be entitled to attend and will be given adequate notice advising them of their right to attend the hearing of the Court to approve the Final Order and providing them with sufficient information necessary for them to exercise that right;

(g)	each Person to whom 3(a)(10) Securities will be issued pursuant to the Arrangement will be advised that such 3(a)(10) Securities (i) have not been registered under the 1933 Act and will be issued by Triple Flag in reliance upon the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) of the 1933 Act and, (ii) may be subject to certain restrictions on resale under U.S. Securities Laws, including, Rule 144 under the 1933 Act, in the case of 3(a)(10) Securities issued to affiliates (within the meaning of Rule 144 under the 1933 Act) of Triple Flag; and

(h)	the Interim Order approving the Company Meeting will specify that each Person to whom 3(a)(10) Securities will be issued pursuant to the Arrangement will have the right to appear before the Court at the hearing of the Court to approve the Final Order so long as such securityholder enters an appearance within a reasonable time.

2.16            Incentive Security Matters

(a)	The Parties acknowledge that the outstanding Company Options and Company RSUs shall be treated in accordance with the provisions of the Plan of Arrangement.

(b)	The Parties acknowledge that no deduction will be claimed by the Company or any Person not dealing at arm’s length with the Company in respect of any cash payment made to a holder of Company Options in respect of the Options pursuant to the Plan of Arrangement who is a resident of Canada or who is employed in Canada (all within the meaning of the Tax Act), in computing the Company’s, or any Person not dealing at arm’s length with the Company, taxable income under the Tax Act and Triple Flag shall cause the Company to: (i) where applicable, make an election pursuant to subsection 110(1.1) of the Tax Act in respect of the cash payments made in exchange for the surrender of Company Options; and (ii) provide evidence in writing of such election to holders of Company Options, it being understood that holders of Company Options will be entitled to claim any deductions available to such persons pursuant to the Tax Act in respect of the calculation of any benefit arising from the surrender of Company Options.

2.17            Company Warrants

Triple Flag shall comply with the terms of the Company Warrants so that following completion of the Arrangement each holder of a Company Warrant shall receive upon the exercise of such holder’s Company Warrants such securities and other property, if any, which the holder is entitled to receive under the terms of the Company Warrants. Triple Flag and Company shall take the necessary steps to give effect to the foregoing.

2.18            Support Agreements

(a)	The Company shall, concurrently with its execution and delivery to Triple Flag of this Agreement, deliver to Triple Flag duly executed copies of the Company Voting Support Agreements, in a form acceptable to Triple Flag, acting reasonably, from each of the Company Principal Shareholders.

(b)	Triple Flag shall, concurrently with its execution and delivery to the Company of this Agreement, deliver to the Company duly executed copies of the Triple Flag Support Agreements, in a form acceptable to the Company, acting reasonably, from each of the Triple Flag Principal Shareholders.

Article 3
REPRESENTATIONS AND WARRANTIES

3.1            Representations and Warranties of the Company

Except as set forth in the Company Disclosure Letter, the Company represents and warrants to Triple Flag as set forth in Schedule C hereto and acknowledges and agrees that Triple Flag is relying upon such representations and warranties in connection with the entering into of this Agreement.

3.2            Representations and Warranties of Triple Flag

Except as set forth in the Triple Flag Disclosure Letter, Triple Flag represents and warrants to the Company as set forth in Schedule D hereto and acknowledges and agrees that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement.

3.3            The Company Disclosure Letter

The Parties acknowledge and agree that the Company has delivered to Triple Flag the Company Disclosure Letter, which has been accepted by Triple Flag and which sets forth all modifications to those representations and warranties made by the Company in Schedule C hereof.

3.4            Triple Flag Disclosure Letter

The Parties acknowledge and agree that Triple Flag has delivered to the Company the Triple Flag Disclosure Letter, which has been accepted by the Company and which sets forth all modifications to those representations and warranties made by Triple Flag in Schedule D hereof.

3.5            Survival of Representations and Warranties

The representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished on the earlier of the Effective Date and the date on which this Agreement is terminated.

Article 4
COVENANTS

4.1            Conduct of Business of the Company

(a)	Until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) with the prior written consent of Triple Flag, such consent not to be unreasonably withheld, conditioned or delayed, (ii) as required or permitted by this Agreement, (iii) as required by Law or (iv) as set out in the Company Disclosure Letter, the Company shall, and shall cause each of the Company Subsidiaries to, (a) conduct its business in the ordinary course and in accordance with applicable Law, (b) comply with the terms of all Company Material Contracts, and (c) use commercially reasonable efforts to preserve intact the current business organization, properties, assets, rights, Authorizations, goodwill, employment relationships and business relations with suppliers, partners and any other Persons with which the Company and the Company Subsidiaries have business relations.

(b)	The Company will, subject to compliance with applicable Laws, fully cooperate with and keep informed Triple Flag, including through meetings with Triple Flag, and such other access to its officers, employees, agents, properties, book and records as Triple Flag may reasonably request, including to allow Triple Flag to monitor the Company’s activities relating to the Company Royalty and Stream Interests, to provide Triple Flag with a reasonable opportunity to access and discuss material information or other technical information with respect to the Company Royalty and Stream Interests or the Company Underlying Mineral Properties, and to facilitate business integration planning.

(c)	Without limiting the generality of Section 4.1(a), until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (i) with the prior written consent of Triple Flag, such consent not to be unreasonably withheld, conditioned or delayed; (ii) as required or permitted by this Agreement; (iii) as required by Law; or (iv) as set out in the Company Disclosure Letter, the Company shall not, and shall not permit any of the Company Subsidiaries to, directly or indirectly:

(i)	alter, amend or propose to alter or amend the articles, by-laws or other constating documents or their equivalent of the Company or any of the Company Subsidiaries or any of the terms of the Company Common Shares, the Company Preference Shares, the Company Options, the Company RSUs or the Company Warrants as they exist at the date of this Agreement;

(ii)	reduce its stated capital, or split, divide, consolidate, combine or reclassify any of the shares or other securities of the Company or any of the Company Subsidiaries, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the Company Common Shares or the Company Preference Shares, other than the Company Permitted Dividends;

(iii)	redeem, purchase or otherwise acquire or subject to any Encumbrance, or permit any of the Company Subsidiaries to redeem, purchase or otherwise acquire or subject to any Encumbrance, any Company Common Shares or any Company Preference Shares or any other securities or securities convertible into or exchangeable or exercisable for Company Common Shares or Company Preference Shares;

(iv)	issue, sell, grant, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to do so, or permit any of the Company Subsidiaries to issue, sell, grant, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to do so, any shares or other securities of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, the Company or any of the Company Subsidiaries, other than the issue of the Company Common Shares in accordance with the Company Warrants, the Company Options and the Company RSUs issued and outstanding on the date hereof in accordance with their terms as of the date hereof;

(v)	adopt, or permit any of the Company Subsidiaries to adopt, any resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction in respect of itself;

(vi)	engage in any new business, enterprise or other activity that is inconsistent with the existing businesses of the Company in the manner such existing businesses generally have been carried on or (as disclosed in the Company Public Disclosure Documents) planned or proposed to be carried on prior to the date of this Agreement;

(vii)	permit or authorize Maverix Metals Trading DMCC to engage in any business, enterprise or other activity or enter into any Contract, and the Company and no other Company Subsidiary will provide funding or capital, or otherwise enter into any Contract in respect of or on behalf of Maverix Metals Trading DMCC;

(viii)	commence any litigation (other than litigation in connection with the collection of accounts receivable, to enforce the terms of this Agreement or the Confidentiality Agreement, to enforce other obligations of Triple Flag or as a result of litigation commenced against the Company);

(ix)	enter into or terminate any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales Contracts or other financial instruments or like transaction;

(x)	terminate, fail to renew, cancel, waive, release, grant or transfer any rights that are material to the Company;

(xi)	terminate the employment or consulting arrangement of any senior management employees, except for cause;

(xii)	increase any benefits payable under its current severance or termination pay policies;

(xiii)	increase the coverage, contributions, funding requirements or benefits available under any Company Benefit Plan or create any new plan which would be considered to be a Company Benefit Plan once created;

(xiv)	make any material determination under any Company Benefit Plan that is not in the ordinary course of business;

(xv)	adopt or amend or make any contribution to or grant any award under any Company Benefit Plan, the Company Option Plan, the Company RSU Plan, or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers, employees or consultants or former directors, officers, employees or consultants of the Company or the Company Subsidiaries of the Company or the Company Subsidiaries;

(xvi)	take any action to accelerate the time of payment of any compensation or benefits, amend or waive any performance or vesting criteria or accelerate vesting under any of the Company Benefit Plans, the Company Option Plan, the Company RSU Plan, except in accordance with their respective terms as contemplated herein; or

(xvii)	establish, adopt, enter into, amend or terminate any collective bargaining agreement;

(xviii)	sell, pledge, lease, licence, mortgage, encumber or otherwise dispose of, or permit any of the Company Subsidiaries to sell, pledge, lease, licence, mortgage, encumber or otherwise dispose of, any property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(xix)	acquire or agree to acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, any corporation, partnership or other Person (or interest therein) or division of any corporation or other entity, or permit any of the Company Subsidiaries to acquire or agree to acquire any corporation, partnership or other Person (or interest therein) or division of any corporation or other entity or make any other investment by the purchase of securities, contribution of capital, property transfer or purchase of any property or assets of any other person;

(xx)	pay, discharge or satisfy or settle any Liability or obligation that is not in the ordinary course of business except for any Liability or obligation between the Company and any of the Company Subsidiaries or between the Company Subsidiaries or that is reflected or reserved against in the Company Financial Statements or voluntarily waive, release, assign, settle or compromise any proceeding;

(xxi)	settle or compromise any action, claim or other proceeding (i) brought against it for damages or providing for the grant of injunctive relief or other non-monetary remedy or (ii) brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Arrangement;

(xxii)	except in connection with matters otherwise permitted under this Section 4.1, enter into Contract under which the Company or any Company Subsidiary is obliged to make payments, or is entitled to receive payments in excess of $2,000,000, or any Contract that if entered into prior to the date hereof, would be a Company Material Contract, or terminate, cancel, extend, renew or amend, modify or change any Company Material Contract, or waive, release, or assign any material rights or claims thereto or thereunder;

(xxiii)	enter into or renew any Contract (i) containing (a) any limitation or restriction on the ability of the Company or its Subsidiaries or, following completion of the transactions contemplated hereby, the ability of Triple Flag or any of its affiliates, to engage in any type of activity or business, (b) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of the Company or the Company Subsidiaries or, following consummation of the transactions contemplated hereby, all or any portion of the business of Triple Flag or any of its affiliates, is or would be conducted or (c) any limit or restriction on the ability of the Company or the Company Subsidiaries or, following completion of the transactions contemplated hereby, the ability of Triple Flag or any of its affiliates, to solicit customers or employees, or (ii) that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement;

(xxiv)	enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), or modify, amend or exercise any right to renew any lease or sublease of real property or acquire any interest in real property;

(xxv)	grant to any officer, director, employee or consultant of the Company or the Company Subsidiaries an increase in compensation in any form;

(xxvi)	grant any general salary increase, fee or pay any bonus, award (equity or otherwise) or other material compensation to the directors, officers, employees or consultants of the Company or the Company Subsidiaries other than the payment of salaries, fees and bonuses in the ordinary course of business as disclosed in the Company Disclosure Letter;

(xxvii)	take any action with respect to the grant, acceleration or increase of any severance, change of control, retirement, retention or termination pay (or amend any existing arrangement relating to the foregoing);

(xxviii)	enter into or modify any employment or consulting agreement with any director, officer, employee or consultant of the Company or the Company Subsidiaries;

(xxix)	make any loan to any director, officer, employee or consultant of the Company or the Company Subsidiaries; or

(xxx)	make any changes in its accounting methods, principles, policies or practices or adopt new accounting methods, principles, policies or practices, in each case except as required by applicable Laws or IFRS.

(d)	The Company will use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by the Company and the Company Subsidiaries, including directors’ and officers’ insurance, not to be cancelled, terminated, amended or modified and to prevent any of the coverage thereunder from lapsing, unless at the time of such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage comparable to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, provided, however, that, except as contemplated by Section 4.7(c), the Company will not obtain or renew any insurance (or re-insurance) policy without the prior written consent of Triple Flag.

(e)	The Company will use commercially reasonable efforts to retain the services of its and its Subsidiaries’ existing employees and consultants until the Effective Time, and will promptly provide written notice to Triple Flag of the resignation or termination of any of its key employees or consultants.

(f)	Prior to the Effective Time, the Company will use commercially reasonable efforts to remove the legend and trading restrictions in place in respect of ‘compensation shares’ set forth on the Company Disclosure Letter and issued pursuant to the Company’s Long Term Incentive Plan, adopted in June 2016 and updated in October 2019, and the Company’s Annual Incentive Plan dated February 2, 2021.

(g)	At or prior to the Effective Time, the Company will use commercially reasonable efforts to cause Matthew Fargey to transfer to a person designated by Triple Flag the registered title to any outstanding securities in the capital of Minera MacMillan S.A. de C.V. and Exploracion Mac-Ore S.A. de C.V. held by Matthew Fargey.

(h)	Neither the Company nor the Company Subsidiaries will make an application to amend, terminate, allow to expire or lapse or otherwise modify any of its Authorizations or take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material Authorization necessary to conduct its businesses as now being conducted.

(i)	The Company shall, and shall cause each of the Company Subsidiaries to (i) duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all material respects; (ii) in a timely manner withhold, collect, remit to the appropriate Governmental Entity and pay all Taxes which are required by applicable Laws to be withheld, collected, remitted or paid by it to the extent due and payable except for any Taxes contested in good faith pursuant to applicable Laws; (iii) not make or rescind any material express or deemed election relating to Taxes, except with the consent of Triple Flag, such consent not to be unreasonably withheld; (iv) not make a request for a Tax ruling or enter into any agreement with any Governmental Entity or consent to any extension or waiver of any limitation period with respect to Taxes, except with the consent of Triple Flag, such consent not to be unreasonably withheld; (v) not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, except with the consent of Triple Flag, such consent not to be unreasonably withheld; and (vi) not change any of its methods of accounting for income Tax purposes from those employed in the preparation of its income Tax Returns for the taxation year ended December 31, 2022, except as may be required by applicable Laws or IFRS.

4.2            Conduct of Business of Triple Flag

(a)	Until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) with the prior written consent of the Company, which consent will not be unreasonably withheld, conditioned or delayed, (ii) as required or permitted by this Agreement, (iii) as required by Law, or (iv) as set out in the Triple Flag Disclosure Letter, Triple Flag shall, and shall cause each of the Triple Flag Subsidiaries to: (a) conduct its business in the ordinary course and in accordance with applicable Law, and (b) comply with the terms of all Triple Flag Material Contracts, it being expressly acknowledged and agreed that all actions taken by Triple Flag in connection with any transaction disclosed in Section 4.2(a) of the Triple Flag Disclosure Letter (the “Triple Flag Pending Transactions”) shall be regarded as being in the ordinary course of business of Triple Flag for the purposes of the foregoing.

(b)	Without limiting the generality of Section 4.2(a) above and except as described in Section 4.2(b) of the Triple Flag Disclosure Letter, Triple Flag will not, directly or indirectly:

(i)	alter or amend the articles, by-laws or other constating documents of Triple Flag or its Subsidiaries;

(ii)	split, divide, consolidate, combine or reclassify Triple Flag Common Shares, Triple Flag Preferred Shares or any other securities of Triple Flag or its Subsidiaries;

(iii)	issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to issue, sell, grant, award, pledge, dispose of or otherwise encumber any Triple Flag Common Shares or Triple Flag Preferred Shares or other equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any Triple Flag Common Shares, Triple Flag Preferred Shares or other equity or voting interests or other securities or any shares of its Subsidiaries, other than (A) pursuant to the exercise or settlement (as applicable) of existing incentive securities that are outstanding as of the date of this Agreement in accordance with their terms (as such terms are disclosed under Section 4.2(b)(iii) of the Triple Flag Disclosure Letter), (B) grants of incentive securities in the ordinary course of business consistent with past practice and (C) shares of Triple Flag Subsidiaries issued to Triple Flag or another Triple Flag Subsidiary;

(iv)	redeem, purchase or otherwise acquire or subject to any Encumbrance, any of its outstanding Triple Flag Common Shares or Triple Flag Preferred Shares or other securities or securities convertible into or exchangeable or exercisable for Triple Flag Common Shares or Triple Flag Preferred Shares or any such other securities or any shares or other securities of its Subsidiaries, other than secondary market purchases of Triple Flag Common Shares in accordance with any normal course issuer bid;

(v)	amend the terms of any securities of Triple Flag or its Subsidiaries;

(vi)	adopt a plan of liquidation or pass any resolution providing for the liquidation or dissolution of Triple Flag or its Subsidiaries;

(vii)	reorganize, amalgamate or merge Triple Flag with any other person and will not cause or permit its Subsidiaries to reorganize, amalgamate or merge with any other person;

(viii)	reduce the stated capital of the Triple Flag Common Shares or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the Triple Flag Common Shares or the Triple Flag Preferred Shares, other than the Triple Flag Permitted Dividends;

(ix)	make any material changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any material new accounting policies, principles, methods, practices or procedures), except as disclosed in Triple Flag Public Disclosure Documents, as required by applicable Laws or under IFRS; or

(x)	enter into, modify or terminate any Contract or other arrangement with respect to any of the foregoing.

(c)	Except as set out in Section 4.2(c) of the Triple Flag Disclosure Letter, Triple Flag will not, and will not cause or permit its Subsidiaries to, directly or indirectly, except in connection with this Agreement, for a value in excess of $100,000,000 in the aggregate in respect of any of paragraphs (i) through (ix) below:

(i)	sell, pledge, lease, licence, dispose of, mortgage or encumber or otherwise transfer any assets or properties of Triple Flag or its Subsidiaries;

(ii)	acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other equity securities or interests or assets or otherwise) or agree to acquire, directly or indirectly, in one transaction of a series of related transactions, any corporation, partnership, association or other business organization or division thereof or any property or asset, or make any investment, directly or indirectly, in one transaction or in a series of related transactions, by the purchase of securities, contribution of capital, property transfer, or purchase of any property or assets of any other person;

(iii)	incur any capital expenditures, enter into any agreement obligating Triple Flag or its Subsidiaries to provide for future capital expenditures or, except as may be necessary or desirable to satisfy its obligations pursuant to Section 2.10 of this Agreement, incur any indebtedness (including the making of any payments in respect thereof, including any premiums or penalties thereon or fees in respect thereof) or issue any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances;

(iv)	except for payments pursuant to the Triple Flag Credit Agreement, pay, discharge or satisfy any Liability or obligation prior to the same being due, other than the payment, discharge or satisfaction, in the ordinary course of business, of Liabilities reflected or reserved against in Triple Flag Financial Statements, or voluntarily waive, release, assign, settle or compromise any proceeding;

(v)	settle or compromise any action, claim or other proceeding (i) relating to litigation, or (ii) brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Arrangement;

(vi)	engage in any new business, enterprise or other activity that is inconsistent with the existing businesses of Triple Flag in the manner such existing businesses generally have been carried on or (as disclosed in the Triple Flag Public Disclosure Documents) planned or proposed to be carried on prior to the date of this Agreement;

(vii)	except in connection with matters otherwise permitted under this Section 4.2, enter into any Contract that, if entered into prior to the date hereof, would be a Triple Flag Material Contract, or terminate, cancel, extend, renew or amend, modify or change any Triple Flag Material Contract, or waive, release, or assign any material rights or claims thereto or thereunder;

(viii)	make any loan to any officer, director, employee or consultant of Triple Flag or its Subsidiaries; or

(ix)	authorize any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(d)	Triple Flag will not, and will not cause or permit its Subsidiaries to, directly or indirectly, except in the ordinary course of business:

(i)	terminate, fail to renew, cancel, waive, release, grant or transfer any rights that are material to Triple Flag; or

(ii)	enter into any Contract or other arrangement containing any provision restricting or triggered by the transactions contemplated herein.

(e)	Triple Flag will use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Triple Flag and its Subsidiaries, including directors’ and officers’ insurance, not to be cancelled, terminated, amended or modified and to prevent any of the coverage thereunder from lapsing, unless at the time of such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage comparable to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(f)	Neither Triple Flag nor its Subsidiaries will make an application to amend, terminate, allow to expire or lapse or otherwise modify any of its Authorizations or take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material Authorization necessary to conduct its businesses as now being conducted.

(g)	Triple Flag will not, and will not cause or permit its Subsidiaries to, enter into or renew any Contract or other arrangement that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

(h)	Triple Flag and its Subsidiaries will (i) duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all material respects and (ii) timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable except for any Taxes contested in good faith pursuant to applicable Laws, and Triple Flag will not (A) change its tax accounting methods, principles or practices, except insofar as may have been required by a change in IFRS or applicable Law, (B) settle, compromise or agree to the entry of judgment with respect to any action, claim or other proceeding relating to Taxes, (other than the payment, discharge or satisfaction of liabilities reflected or reserved against in Triple Flag Financial Statements) (C) enter into any tax sharing, tax allocation or tax indemnification agreement, (D) make a request for a tax ruling to any Governmental Entity, or (E) agree to any extension or waiver of the limitation period relating to any material Tax claim or assessment or reassessment.

4.3            Covenants of the Company Regarding the Arrangement

(a)	Subject to the terms and conditions of this Agreement, the Company shall and shall cause its Subsidiaries to perform all obligations required to be performed by the Company under this Agreement, cooperate with Triple Flag in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Arrangement and the other transactions contemplated hereby, including (without limiting the obligations of the Company in Article 2):

(i)	using its commercially reasonable efforts to obtain all necessary waivers, consents and approvals and give any notices required by the Company and its Subsidiaries from other parties to any Company Material Contracts in order to complete the Arrangement;

(ii)	obtain all consents, approvals and authorizations as are required to be obtained by the Company or any of the Company Subsidiaries under any applicable Laws or from any Governmental Entity that would, if not obtained, materially impede the completion of the transactions contemplated by this Agreement or have a Material Adverse Effect on Triple Flag, including the HSR Act Approval and the Competition Act Approval;

(iii)	effect all necessary registrations, filings and submissions of information required by Governmental Entities to be effected by it in connection with the transactions contemplated by this Agreement and participate, and appear in any proceedings of, any Party hereto before any Governmental Entity in connection with the transactions contemplated by this Agreement, including the HSR Act Approval and the Competition Act Approval;

(iv)	upon reasonable consultation with Triple Flag, oppose, or seek to lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend all lawsuits or other legal, regulatory or other proceedings against the Company challenging or affecting this Agreement or the completion of the Arrangement;

(v)	cause the issuance of 3(a)(10) Securities pursuant to the Arrangement to be exempt from the registration requirements of the 1933 Act pursuant to the Section 3(a)(10) Exemption and in compliance with all applicable U.S. state securities laws;

(vi)	take all such actions, fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be taken, fulfilled or satisfied by the Company;

(vii)	acting reasonably and in good faith, negotiate and document final versions of all agreements, certificates or instruments contemplated by this Agreement on the terms and conditions set forth in this Agreement; and

(viii)	cooperate with Triple Flag in connection with the performance by it of its obligations hereunder, provided however that the foregoing shall not be construed to obligate the Company to pay or cause to be paid any monies to cause such performance to occur.

(b)	Except as otherwise provided herein, the Company shall furnish promptly to Triple Flag a copy of any filings made under any applicable Laws and any dealings or communications with any Governmental Entity, Securities Authority, the SEC or any stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement. The Company shall, and shall cause the Company Subsidiaries to, give Triple Flag and its representatives during normal business hours reasonable access to their premises, assets, books, records, contracts and personnel and furnish Triple Flag with all such other information as Triple Flag may reasonably request. No environmental assessment or other intrusive analysis will be conducted by Triple Flag without the prior written consent of the Company.

(c)	The Company shall not take any action, or refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or that would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that could reasonably be expected to render, any representation or warranty made by the Company in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made, or that could reasonably be expected to have a Material Adverse Effect on the Company.

(d)	The Company will immediately notify Triple Flag orally and then promptly notify Triple Flag in writing of (i) any “material change” (as defined in the Securities Act) in relation to the Company or the Company Subsidiaries, (ii) any event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (iii) any breach of this Agreement by the Company, or (iv) any event occurring after the date of this Agreement that would render a representation or warranty, if made on that date or the Effective Date, inaccurate such that any of the conditions in Section 5.3(a) would not be satisfied.

4.4            Covenants of Triple Flag Regarding the Performance of Obligations

(a)	Subject to the terms and conditions of this Agreement, Triple Flag will perform all obligations required to be performed by it under this Agreement, cooperate with the Company in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Arrangement and other transactions contemplated hereby, including:

(i)	subject to the Company’s prior review and approval, publicly announcing the execution of this Agreement and the support of the Triple Flag Board of the Arrangement;

(ii)	obtain the Triple Flag Shareholder Approval in accordance with the requirements of the TSX;

(iii)	cooperating with the Company in connection with, and using its commercially reasonable efforts to assist the Company in obtaining the waivers, consents and approvals referred to in Section 4.3(a)(i), provided, however, that, notwithstanding anything to the contrary in this Agreement, in connection with obtaining any waiver, consent or approval from any person (other than a Governmental Entity) with respect to any transaction contemplated by this Agreement, Triple Flag will not be required to pay or commit to pay to such person whose waiver, consent or approval is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation;

(iv)	obtain all consents, approvals and authorizations as are required to be obtained by Triple Flag or any Triple Flag Subsidiaries under any applicable Laws or from any Governmental Entity that would, if not obtained, materially impede the completion of the transactions contemplated by this Agreement or have a Material Adverse Effect on Triple Flag, including the HSR Act Approval and the Competition Act Approval;

(v)	effect all necessary registrations, filings and submissions of information required by Governmental Entities to be effected by it in connection with the transactions contemplated by this Agreement and participate, and appear in any proceedings of, any Party hereto before any Governmental Entity in connection with the transactions contemplated by this Agreement, including the HSR Act Approval and the Competition Act Approval;

(vi)	oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated by this Agreement or seeking to stop, or otherwise adversely affecting the ability of the Parties hereto to consummate, the transactions contemplated hereby;

(vii)	cause the issuance of 3(a)(10) Securities pursuant to the Arrangement to be exempt from the registration requirements of the 1933 Act pursuant to the Section 3(a)(10) Exemption and in compliance with all applicable U.S. state securities laws;

(viii)	obtain all third-party consents, waivers and approvals and give any notices required under any of Triple Flag Material Contracts;

(ix)	fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by Triple Flag;

(x)	acting reasonably and in good faith, negotiate and document final versions of all agreements, certificates or instruments contemplated by this Agreement on the terms and conditions set forth in this Agreement; and

(xi)	cooperate with the Company in connection with the performance by the Company of its obligations hereunder, provided however that the foregoing shall not be construed to obligate Triple Flag to pay or cause to be paid any monies to cause such performance to occur.

(b)	Except as otherwise provided herein, Triple Flag shall furnish promptly to the Company a copy of any filings made under any applicable Laws and any dealings or communications with any Governmental Entity, Securities Authority, the SEC or any stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

(c)	Triple Flag shall not take any action, or refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or that would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that could reasonably be expected to render, any representation or warranty made by Triple Flag in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made or that could reasonably be expected to have a Material Adverse Effect on Triple Flag.

(d)	Triple Flag will immediately notify the Company orally and then promptly notify the Company in writing of (i) any “material change” (as defined in the Securities Act) in relation to Triple Flag or its Subsidiaries, (ii) any event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (iii) any breach of this Agreement by Triple Flag, or (iv) any event occurring after the date of this Agreement that would render a representation or warranty, if made on that date or the Effective Date, inaccurate such that any of the conditions in Section 5.2(b) would not be satisfied.

4.5            Regulatory Approvals

(a)	As soon as reasonably practicable, and in any event no later than ten (10) Business Days from the date of this Agreement, Triple Flag shall file with the Commissioner a submission in support of a request for an ARC or, in the event that the Commissioner will not issue an ARC, a No-Action Letter in respect of the transactions contemplated by this Agreement. If an ARC or No-Action Letter shall not have been obtained within eight (8) calendar days after the filing thereof, Triple Flag or the Company may at any time thereafter prior to the Effective Date, acting reasonably, notify the other Party that it intends to file a notification pursuant to subsection 114(1) of the Competition Act, in which case Triple Flag and the Company shall each file their respective notifications pursuant to subsection 114(1) of the Competition Act as promptly as practicable but in any event within ten (10) Business Days following the date Triple Flag or the Company, as applicable, notified the other Party of its intention to file a notification.

(b)	As soon as reasonably practicable, and in any event no later than ten (10) Business Days from the date of this Agreement, (a) the Company shall file a Notification and Report Form in accordance with the HSR Act; and (b) Triple Flag shall use commercially reasonable efforts to cause the Triple Flag Principal Shareholders or the entity controlling the Triple Flag Principal Shareholders for purposes of the HSR Act to file a Notification and Report Form in accordance with the HSR Act.

(c)	Triple Flag and the Company shall, from and after the date of this Agreement, work together to determine whether, in addition to the necessary conditional approvals and equivalent approvals, as the case may be, of the TSX, the NYSE and the NYSE American, and the HSR Act Approval and the Competition Act Approval, any material licenses, permits or approvals (other than the Interim Order and the Final Order) are required from any Governmental Entity or under any applicable Laws relating to the business and operations of the Company or Triple Flag (collectively, the “Transaction Regulatory Approvals”) in order to consummate the transactions contemplated by this Agreement. In the event any such determination is made, Triple Flag and the Company shall use commercially reasonable efforts to apply for and obtain any such Transaction Regulatory Approvals as soon as reasonably practicable, in accordance with Section 4.5(d). Triple Flag shall be responsible for the payment of any filing fees required to be paid in connection with any filing made in respect of the Transaction Regulatory Approvals, as applicable. The Company shall cooperate and collaborate with Triple Flag with respect to documentation required to be prepared in connection with such filings and the Company’s costs of such cooperation and collaboration shall be borne by the Company. Without limiting the generality of the foregoing, each of the Company and Triple Flag agrees to cooperate with the other Party in taking, or causing to be taken, all actions necessary to delist the Company Common Shares from the TSX and the NYSE American as promptly as practicable following the Effective Time (including, if requested by Triple Flag, such items as may be necessary to delist the Company Common Shares on the Effective Date).

(d)	Each of Triple Flag and the Company shall use its commercially reasonable efforts to:

(i)	obtain the Transaction Regulatory Approvals at the earliest possible date. For greater certainty, but without limiting the generality of the foregoing, the Parties shall request that the Transaction Regulatory Approvals be processed by the applicable Governmental Entity on an expedited basis and, to the extent that a public hearing is held, the Parties shall request the earliest possible hearing date for the consideration of the Transaction Regulatory Approvals;

(ii)	respond promptly to any request for additional information or documentary materials made by any Governmental Entity in connection with the Transaction Regulatory Approvals; and

(iii)	make such further filings as may be necessary, proper or advisable in connection therewith.

(e)	The Parties shall cooperate with each other in connection with the preparation and submission of all applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from any Governmental Entity) as may be or become necessary or desirable pertaining to the Transaction Regulatory Approvals in connection with the completion of the transactions contemplated herein. Triple Flag and the Company shall each furnish to the other Party such information and assistance as a Party may reasonably request from another Party in order to obtain the Transaction Regulatory Approvals.

(f)	Each Party shall:

(i)	promptly inform the other Party of any material communication received by that Party from any Governmental Entity in respect of obtaining or concluding the Transaction Regulatory Approvals;

(ii)	use reasonable commercial efforts to respond promptly to any request or notice from any Governmental Entity requiring the Parties, or any one of them, to supply additional information that is relevant to the review of the transactions contemplated by this Agreement in respect of obtaining or concluding the Transaction Regulatory Approvals;

(iii)	permit the other Party to review in advance any proposed applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from any Governmental Entity) in respect of obtaining the Transaction Regulatory Approvals and shall provide the other Party a reasonable opportunity to comment thereon and agree to consider those comments in good faith;

(iv)	promptly provide the other Party with copies of any applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from any Governmental Entity) that were submitted to a Governmental Entity in respect of obtaining the Transaction Regulatory Approvals;

(v)	not participate in any substantive meeting or discussion (whether in person, by telephone or otherwise) with a Governmental Entity in respect of this Agreement, the Arrangement or obtaining the Transaction Regulatory Approvals, unless it consults with the other Party in advance and, subject to any objection expressed by a Governmental Entity, gives the other Party or its external counsel the opportunity to attend and participate thereat; and

(vi)	keep the other Parties informed of the status of discussions relating to obtaining the Transaction Regulatory Approvals.

(g)	Notwithstanding any requirement in this Section 4.5 in connection with obtaining the Transaction Regulatory Approvals, where a Party (in this Section 4.5 only, a “Disclosing Party”) is required under this Section 4.5 to provide information to another Party (a “Receiving Party”) that the Disclosing Party deems to be competitively sensitive information, the Disclosing Party may restrict the provision of such competitively sensitive information to only the external legal counsel of the Receiving Party, provided that the Disclosing Party also provides a redacted version of any such application, notice, filing, submissions, undertakings, correspondence or communications (including responses to requests for information and inquiries from any Governmental Entity).

(h)	Notwithstanding anything in this Section 4.5, in the event of a disagreement between Triple Flag and the Company over strategy or the contents of any applications, notices, filings, submissions, undertakings, correspondence or communications of any nature (including responses to requests for information and inquiries from any Governmental Entity) in connection with obtaining the Transaction Regulatory Approvals, Triple Flag shall be entitled to set the strategy or contents.

(i)	The obligation of Triple Flag and the Company to use their respective commercially reasonable efforts to obtain the Transaction Regulatory Approvals does not require Triple Flag or the Company (or any affiliate thereof) to undertake any divestiture of any business, business segment or assets of Triple Flag or the Company, to agree to any material operating restrictions related thereto or to incur any material expenditure(s) related therewith, unless agreed to by both Triple Flag and the Company. In connection with obtaining the Transaction Regulatory Approvals, neither the Company nor any affiliate thereof shall agree to any of the foregoing items without the prior written consent of Triple Flag.

4.6            Sanctions

If, at any time following the date of this Agreement, there are any changes under Sanctions or other applicable Laws which would preclude the Company or, upon completion of the Arrangement, would reasonably be expected to preclude Triple Flag, in the absence of licensing, from holding the Omolon Interests or result in the Company or any Company Subsidiary or, upon completion of the Arrangement, Triple Flag or any Triple Flag Subsidiary, becoming a Sanctioned Entity, then the Company shall promptly inform Triple Flag of such changes and Triple Flag shall have the right, exercisable at any time prior to the Effective Date, to require the Company to terminate its interest in the Omolon Interests as a condition to Closing.

4.7            Indemnification and Insurance

(a)	Triple Flag agrees that all rights to indemnification or exculpation now existing in favour of current and former directors or officers of the Company and any of the Company Subsidiaries as provided in the articles and by-laws thereof, or in any agreement, and the directors’ and officers’ liability insurance referred to in Section 4.7(c), shall survive the completion of the Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Date.

(b)	The Company shall act as agent and trustee of the benefits of the foregoing for such directors and officers for the purpose of this Section 4.7 and this Section 4.7 shall survive the execution and delivery of this Agreement and the completion of the Arrangement and shall be enforceable against Triple Flag and Triple Flag Subsidiaries by the Persons described in Section 4.7(a) hereof.

(c)	Prior to the Effective Date, the Company may arrange and pay for directors’ and officers’ liability “run-off” insurance coverage for a term of six years in favour of its current and former directors and officers, for a total cost not to exceed US$2,000,000 (unless such additional amount is approved in writing by Triple Flag).

4.8            Access to Information; Confidentiality

(a)	From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to Law and the terms of any existing Contracts, in each case solely for the purpose of furthering the consummation of the transactions contemplated by this Agreement (and integration activities related thereto), each Party shall: (a) give the other Party and the Company Representatives or Triple Flag Representatives, as applicable, upon reasonable notice, reasonable access during normal business hours to its and its Subsidiaries’ (i) premises, (ii) property and assets (including all books and records, whether retained internally or otherwise), (iii) material Contracts, and (iv) senior personnel so long as the access does not unduly interfere with the ordinary course conduct of the business of such Party; (b) furnish to the other Party and the Company Representatives or Triple Flag Representatives, as applicable, such financial and operating data and other information with respect to the assets or business of such Party and any of its Subsidiaries as it may reasonably request, provided that no investigation pursuant to this Section 4.8 shall affect or be deemed to modify any representation or warranty made by a Party herein; and (c) instruct the Company Representatives or Triple Flag Representatives, as applicable, to cooperate with the other Party and the Company Representatives and Triple Flag Representatives, as applicable in respect of (a) and (b), but subject to the Confidentiality Agreement.

(b)	Notwithstanding any provision of this Agreement, no Party shall be obligated to provide access to, or to disclose, any information if such Party reasonably determines that such access or disclosure would jeopardize any solicitor-client or other privilege claim by the Party or its Subsidiaries provided that, to the extent any information is withheld due to a potential waiver of such privilege, the Party shall notify the other Party of the nature of the information which is being withheld and the basis for privilege and shall use its commercially reasonable efforts to find a way to allow disclosure of such information, including entering into common interest privilege agreements or other arrangements, as appropriate.

(c)	Investigations made by or on behalf of a Party, whether under this Section 4.8 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by such Party in this Agreement.

(d)	The Parties acknowledges that the Confidentiality Agreement and any common interest privilege agreement or other arrangement referred to in Section 4.8(b) continue to apply and that all information provided under this Section 4.8 shall be subject to the terms thereof on the same basis as if such information had been disclosed under such agreement or arrangement. For the avoidance of doubt, if this Agreement is terminated in accordance with its terms, the obligations of the Parties and their respective affiliates under the Confidentiality Agreement and any common interest privilege agreement or other arrangement referred to in Section 4.8(b) shall survive the termination of this Agreement in accordance with the terms thereof.

Article 5
CONDITIONS

5.1            Mutual Conditions

The respective obligations of Triple Flag and the Company to complete the Arrangement are subject to the fulfillment of the following conditions at or before the Outside Date or such other time as is specified below:

(a)	each of the Interim Order and the Final Order shall have been granted in form and substance satisfactory to Triple Flag and the Company, each acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Triple Flag or the Company, each acting reasonably, on appeal or otherwise;

(b)	the Arrangement Resolution shall have been passed by the Company Shareholders at the Company Meeting in accordance with the Interim Order;

(c)	the Triple Flag Shareholder Approval shall have been obtained;

(d)	the TSX and the NYSE shall have conditionally approved the listing thereon of Triple Flag Common Shares to be issued pursuant to the Arrangement, subject to official notice of issuance and satisfaction of the condition set forth in Section 5.1(c) above;

(e)	there shall not be in force any Laws, ruling, order or decree, and there shall not have been any action taken under any Laws or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms hereof or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement that has, or could reasonably be expected to have, a Material Adverse Effect on Triple Flag or the Company;

(f)	(A) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity, in connection with, or required to permit, the completion of the Arrangement including the Laws of any jurisdiction which Triple Flag and the Company reasonably determine to be applicable, including the HSR Act Approval and the Competition Act Approval, and (B) all third Person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements, the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to, have a Material Adverse Effect on Triple Flag or the Company or materially impede the completion of the Arrangement, shall have been obtained or received on terms that are satisfactory to Triple Flag and the Company, each acting reasonably;

(g)	the distribution of Triple Flag Common Shares in Canada pursuant to the Arrangement shall be exempt from, or otherwise not subject to, registration and prospectus requirements of applicable Canadian securities Laws and, except with respect to Persons deemed to be “control persons” or the equivalent under applicable securities Laws, Triple Flag Common Shares to be distributed in Canada pursuant to the Arrangement shall not be subject to any resale restrictions under applicable Canadian securities Laws; and

(h)	this Agreement shall not have been terminated pursuant to Section 7.2 hereof.

The foregoing conditions are for the mutual benefit of Triple Flag and the Company and may be waived by mutual consent of Triple Flag and the Company in writing at any time.

5.2            Company Conditions

The obligation of the Company to complete the Arrangement is subject to the fulfillment of the following additional conditions at or before the Outside Date or such other time as is specified below:

(a)	(i) the representations and warranties made by Triple Flag set forth in Sections (1), (3), (7) and (8) of Schedule D shall be true and correct in all respects as of the Effective Date, as though made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and (ii) other than those representations and warranties set forth in (i), all other representations and warranties made by Triple Flag in Schedule D shall be true and correct in all respects (disregarding for this purpose all materiality or Material Adverse Effect qualifications contained therein) as of the Effective Date, as though made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date) except to the extent that the failure or failures of such representations and warranties to be so true and correct in all respects, individually or in the aggregate, would not result in a Material Adverse Effect; and the Company shall have received a certificate of Triple Flag addressed to the Company and dated the Effective Date, signed on behalf of Triple Flag by a senior executive officer of Triple Flag (on Triple Flag’s behalf and without personal liability), confirming the same as at the Effective Date;

(b)	from the date of this Agreement to the Effective Date, there shall not have occurred, and Triple Flag or any of Triple Flag Subsidiaries shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on Triple Flag;

(c)	Triple Flag shall have complied in all material respects with its covenants herein and the Company shall have received a certificate of Triple Flag addressed to the Company and dated the Effective Date, signed on behalf of Triple Flag by a senior executive officer of Triple Flag (on Triple Flag’s behalf and without personal liability), confirming the same as at the Effective Date; and

(d)	Triple Flag shall have amended the Triple Flag Investor Rights Agreement in the form appended as Schedule E hereto.

The foregoing conditions are for the benefit of the Company and may be waived, in whole or in part, by the Company in writing at any time.

5.3            Triple Flag Conditions

The obligation of Triple Flag to complete the Arrangement is subject to the fulfillment of the following additional conditions at or before the Outside Date or such other time as is specified below:

(a)	(i) the representations and warranties made by the Company set forth in Sections (1), (2)(a), (3), (7), (8), (9) and (42) of Schedule C shall be true and correct in all respects as of the Effective Date, as though made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and (ii) other than those representations and warranties set forth in (i), all other representations and warranties made by the Company in Schedule C shall be true and correct in all respects (disregarding for this purpose all materiality or Material Adverse Effect qualifications contained therein) as of the Effective Date, as though made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date) except to the extent that the failure or failures of such representations and warranties to be so true and correct in all respects, individually or in the aggregate, would not result in a Material Adverse Effect; and Triple Flag shall have received a certificate of the Company addressed to Triple Flag and dated the Effective Date, signed on behalf of the Company by a senior executive officer of the Company (on the Company’s behalf and without personal liability), confirming the same as at the Effective Date;

(b)	from the date of this Agreement to the Effective Date, there shall not have occurred, and the Company shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on the Company;

(c)	the Company shall have complied in all material respects with its covenants herein and Triple Flag shall have received a certificate of the Company addressed to Triple Flag and dated the Effective Date, signed on behalf of the Company by a senior executive officer of the Company (on the Company’s behalf and without personal liability), confirming the same as at the Effective Date;

(d)	holders of not greater than 5% of the outstanding the Company Common Shares shall have exercised Dissent Rights that have not been withdrawn as of the Effective Date;

(e)	the Company shall have delivered the Payout Letters and evidence reasonably satisfactory to Triple Flag of the release and valid discharge of all Encumbrances (or will be released and discharged concurrently with the closing of the Arrangement), other than Company Permitted Encumbrances; and

(f)	if required by Triple Flag in accordance with Section 4.6, the Company shall have terminated its interest in the Omolon Interests.

The foregoing conditions are for the benefit of Triple Flag and may be waived, in whole or in part, by Triple Flag in writing at any time.

5.4            Notice and Cure Provisions

Each Party hereto shall give prompt written notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would be reasonably be expected to:

(a)	cause any of the representations or warranties of such Party hereto contained herein to be untrue or inaccurate in any material respect on the date hereof or on the Effective Date;

(b)	result in the failure, in any material respect, to comply with or satisfy any covenant, or agreement to be complied with or satisfied by such Party hereto under this Agreement; or

(c)	result in the failure, in any material respect, to satisfy any of the conditions precedent in favour of the other Party hereto contained in Section 5.1, Section 5.2 or Section 5.3 hereof, as the case may be.

Notification provided under this Section 5.4 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

Except as provided herein, a Party hereto may elect not to complete the transactions contemplated hereby by virtue of the conditions contained in Section 5.1, Section 5.2 or Section 5.3 hereof not being satisfied or waived or the exercise of any termination right arising therefrom; provided, however, that (i) promptly and in any event prior to the Outside Date, the Party hereto intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters that the Party delivering such notice is asserting as the basis for the exercise of the termination right, as the case may be, and (ii) if any such notice is delivered, and a Party is proceeding diligently, at its own expense, to cure such matter, if such matter is susceptible to being cured, the Party hereto that has delivered such notice may not terminate this Agreement until the earlier of the Outside Date and the expiration of a period of 15 days from date of delivery of such notice. If such notice has been delivered prior to the date of the Company Meeting, the Company Meeting shall be adjourned or postponed until the expiry of such period. Notwithstanding the foregoing, if Triple Flag has delivered a written notice under this Section 5.4 with respect to a failure to satisfy the condition precedent contained in Section 5.3(f), provided the Company is working diligently to cure such failure, Triple Flag may not terminate this Agreement for such failure until the Outside Date.

5.5            Merger of Conditions

The conditions set out in Section 5.1, Section 5.2 and Section 5.3 hereof shall be conclusively deemed to have been satisfied, fulfilled or waived upon the issuance of the Certificate of Arrangement by the Director.

Article 6
NON-SOLICITATION AND termination FEES

6.1            Covenant Regarding Non-Solicitation of the Company

(a)	Subject to the provisions of this Article 6, the Company shall not, directly or indirectly, through any officer, director, employee, representative, advisor or agent of the Company or any of the Company Subsidiaries (collectively, the “Company Representatives”), or otherwise, and the Company shall cause the Company Subsidiaries and their respective Company Representatives not to:

(i)	solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to or disclosure information, knowingly permitting any visit to facilities or properties of the Company or any of the Company Subsidiaries or Triple Flag or any of Triple Flag Subsidiaries, as applicable, or entering into any form of agreement, arrangement or understanding) any inquiry, proposal, expression of interest or offer that constitutes or that may reasonably be expected to lead to a Company Acquisition Proposal;

(ii)	participate, directly or indirectly, in any discussions or negotiations regarding any inquiry, proposal, expression of interest or offer that constitutes or that may reasonably be expected to lead to a Company Acquisition Proposal (provided that the Company or the Company Representatives may advise any Person making an unsolicited Company Acquisition Proposal that such Company Acquisition Proposal does not constitute a Company Superior Proposal if the Company Board has so determined in compliance with the terms of this Article 6) or otherwise cooperate with or assist any effort or attempt to make any Company Acquisition Proposal;

(iii)	take no position or remain neutral with respect to, agree to, approve or recommend, or propose publicly to take no position or remain neutral with respect to, agree to, approve or recommend any Company Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a Company Acquisition Proposal for a period ending not later than the end of the third Business Day following the public commencement of such Company Acquisition Proposal shall not be considered a violation of this Section 6.1(a)(iii)) provided that the Company Board has rejected such Company Acquisition Proposal, and affirmed its recommendation to all the Company Shareholders that they vote in favour of the Arrangement Resolution before the end of such third Business Day (or in the event that the Company Meeting is scheduled to occur within such three Business Day period, prior to the end of the second Business Day prior to the date of the Company Meeting);

(iv)	make, or propose publicly to make, a Company Change in Recommendation; or

(v)	accept, enter into, or propose publicly to accept or enter into, any letter of intent, agreement, understanding or arrangement related to any Company Acquisition Proposal;

(b)	The Company shall, and shall cause the Company Subsidiaries, and their respective Company Representatives to, immediately terminate and cease any discussions or negotiations with any parties (other than Triple Flag and the Triple Flag Representatives) with respect to any proposal that constitutes, or may reasonably be expected to constitute, a Company Acquisition Proposal. The Company shall, and shall cause the Company Subsidiaries and their respective Company Representatives to: (i) discontinue or not allow access to any of the Company’s or the Company Subsidiaries’ confidential information to any third party and (ii) within one Business Day following the date of this Agreement, request the return or destruction of all information provided to any third party that has entered into a confidentiality agreement with the Company or any Company Subsidiary relating to a potential Company Acquisition Proposal to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured. The Company agrees not to, and shall cause the Company Subsidiaries and their respective Company Representatives not to: (A) release any third party from any confidentiality obligations contained in any agreement relating to a potential Company Acquisition Proposal to which such third party is a party; or (B) waive any provision of, or release or terminate, any non-solicitation, standstill or purpose or use agreement or provision or similar agreements, provisions or restrictions contained in any confidentiality, non-disclosure, standstill or other agreements without the prior written consent of Triple Flag (which may be withheld or delayed in Triple Flag’s sole and absolute discretion). The Company also agrees not to, and to cause the Company Subsidiaries not to, amend, modify or waive any such confidentiality, non-solicitation or standstill agreement or provision and undertakes to enforce, or cause the Company Subsidiaries to enforce, such agreements and provisions.

(c)	The Company shall notify Triple Flag, at first orally and then, as soon as possible thereafter, in writing, promptly and, in any event, within forty eight (48) hours of the receipt by it, a Company Subsidiary or any of its respective Company Representatives, of any Company Acquisition Proposal, or any amendment thereto, or any request for non-public information relating to the Company or any of the Company Subsidiaries in connection with any potential Company Acquisition Proposal or for access to the properties, books or records of the Company or any of the Company Subsidiaries by any Person (other than in the ordinary course of business and unrelated to any potential Company Acquisition Proposal). Such notice shall include a description of the terms and conditions of, and the identity of the Person making, any Company Acquisition Proposal, amendment or request. The Company shall also promptly provide Triple Flag with (i) a copy of any written notice or other written communication from any Person informing the Company or any of the Company Subsidiaries or any of its respective Company Representatives that such Person is considering making, or has made, a Company Acquisition Proposal, and (ii) a copy of any Company Acquisition Proposal (or any amendment thereto) received by the Company or any of the Company Subsidiaries or a Company Representative thereof. The Company shall keep Triple Flag informed of the status of any Company Acquisition Proposal and keep Triple Flag fully informed as to the material details of all discussions or negotiations with respect thereto.

(d)	If the Company is in compliance with its obligations under Sections 6.1(a) through (c) and receives a request for material non-public information from a Person who is considering making or has made a written Company Acquisition Proposal (the existence and content of which have been disclosed to the other Party), and the Company Board determines that such proposal constitutes or may reasonably be expected to lead to a Company Superior Proposal, subject to and as contemplated under this Section 6.1, then, and only in such case, the Company Board may provide such Person with access to information regarding the Company and the Company Subsidiaries; provided, however, that (i) the Company shall have entered into a confidentiality and standstill agreement with such Person containing confidentiality, purpose, use, non-solicitation and standstill provisions that are no less restrictive than those contained in the Confidentiality Agreement (however, such confidentiality and standstill agreement may permit such Person to make a non-public Company Acquisition Proposal to the Company Board in compliance with the terms of this Agreement); (ii) Triple Flag is provided with a complete list or copies of any and all information provided to such Person on a timely basis (unless such information was previously provided to Triple Flag); and (iii) Triple Flag is provided with prompt and similar access to such information (unless such information was previously provided to Triple Flag).

(e)	The Company shall ensure that the Company Subsidiaries and their respective Company Representatives are aware of the provisions of this Section 6.1, and the Company shall be responsible for any breach of this Section 6.1 by the Company Subsidiaries or their Company Representatives.

(f)	Notwithstanding anything in this Section 6.1, but subject to Section 6.2 of this Agreement, the Company Board, and, on the direction of the Company Board any of the Company Representatives may, prior to the date of the Company Meeting participate, directly or indirectly, in any discussions or negotiations regarding any unsolicited Company Acquisition Proposal received after the date hereof that constitutes or that may reasonably be expected to lead to a Company Superior Proposal, and the Company Board may make a Company Change in Recommendation in respect of, approve or recommend to the Company Shareholders, or enter into an agreement, understanding or arrangement in respect of a Company Superior Proposal in accordance with the provisions of Sections 6.1 and 6.2 but in each case only if: (I) the Company Acquisition Proposal or the Company Superior Proposal, as applicable, did not result from, or arise in connection with, a breach of this Agreement by the Company, and the Company is in compliance with its obligations under Article 6 of this Agreement or any agreement between the Person making such Company Acquisition Proposal and the Company; (II) the Company Board unanimously determines in good faith after consulting with outside counsel (which may include opinions or advice, written or otherwise) that failure to take such action would be inconsistent with the fiduciary duties of the Company Board under applicable Laws; and (III) prior to entering into substantive discussions or negotiations with or responding to any Person regarding such Company Acquisition Proposal, the Company notifies Triple Flag of the good faith determination of the Company Board that such Company Acquisition Proposal is or may reasonably be expected to lead to a Company Superior Proposal.

6.2            Notice of Company Superior Proposal Determination

(a)	Neither the Company nor the Company Board shall accept, approve, recommend or enter into any agreement, arrangement or understanding in respect of a Company Superior Proposal (other than a confidentiality and standstill agreement contemplated by Section 6.1(d) hereof), unless:

(i)	the Company Meeting has not occurred;

(ii)	the Person making the Company Superior Proposal is not restricted from making such Company Superior Proposal pursuant to an existing confidentiality, non-disclosure, standstill or other similar restriction;

(iii)	the Company has complied with its obligations under Section 6.1 and the other provisions of this Article 6;

(iv)	the Company has provided Triple Flag with written notice promptly following the Company Board’s determination, that (x) the Company Acquisition Proposal constitutes a Company Superior Proposal, and (y) the Company Board intends to accept, approve, recommend or enter into any agreement with respect to such Company Superior Proposal, and a period (the “Triple Flag Response Period”) of five Business Days has elapsed from the date that is the later of: (A) the date on which Triple Flag receives such written notice; and (B) the date Triple Flag receives from the Company a copy of such Company Superior Proposal (together with a copy of such agreement and any ancillary agreements including financing documents relating thereto provided to the Company by the party making such Company Superior Proposal); and

(v)	this Agreement is terminated pursuant to Section 7.2(d)(ii) and the Company has paid the Company Termination Payment to Triple Flag in accordance with Section 7.2(d)(ii).

(b)	During the Triple Flag Response Period (i) Triple Flag shall have the right, but not the obligation, to propose in writing to amend the terms of this Agreement and the Arrangement and (ii) the Company shall negotiate with Triple Flag in good faith and in a manner consistent with the fiduciary duties of the Company Board. The Company Board shall review any proposal by Triple Flag to amend the terms of this Agreement and the Arrangement in order to determine, in good faith and in a manner consistent with the fiduciary duties of the Company Board whether the proposed amendment by Triple Flag, upon acceptance by the Company, would result in the Company Acquisition Proposal not being a Company Superior Proposal. If the Company Board so determines, the Company shall enter into an amended agreement with Triple Flag, reflecting the amended proposal of Triple Flag, and will promptly reaffirm its recommendation of the Arrangement, as amended.

(c)	Each Party acknowledges and agrees that each successive modification of any Company Acquisition Proposal shall constitute a new Company Acquisition Proposal for the purposes of this Section 6.2 and Triple Flag shall be afforded a new Triple Flag Response Period, and the rights afforded in this Section 6.2 shall apply in respect of each such Company Acquisition Proposal.

(d)	The Company Board shall promptly reaffirm its unanimous recommendation of the Arrangement by press release after: (i) the Company Board determines any Company Acquisition Proposal which has been publicly announced is not a Company Superior Proposal; or (ii) the Company Board determines that a proposed amendment to the terms of this Agreement and the Arrangement would result in a Company Acquisition Proposal which has been publicly announced not being a Company Superior Proposal, and the Company has so amended the terms of this Agreement and the Arrangement. Triple Flag and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release.

(e)	Where at any time before the Company Meeting, the Company has provided Triple Flag with a notice under Section 6.1(c) or Section 6.2(a)(iv), or a Company Acquisition Proposal has been publicly disclosed or announced, and, in the case of Section 6.2(a)(iv), the Triple Flag Response Period has not elapsed, then, subject to applicable Laws, at Triple Flag’s request, the Company will postpone or adjourn the Company Meeting at the Company Meeting (but not beforehand without Triple Flag’s consent), to a date acceptable to Triple Flag, acting reasonably, which shall not be less than five days and not more than ten Business Days after the scheduled date of the Company Meeting, and shall, in the event that Triple Flag and the Company amend the terms of this Agreement pursuant to Section 6.2(b), ensure that the details of such amended Agreement are communicated to the Company Shareholders prior to the resumption of the adjourned or postponed Company Meeting.

6.3            Company Termination Payment Event

In the event that:

(a)	this Agreement is terminated by either Party pursuant to Section 7.2(b)(i) and prior to such termination a Company Acquisition Proposal (other than a Company Superior Proposal for which a Company Change in Recommendation has occurred) is or has been publicly announced, proposed, disclosed, offered or made by any Person other than Triple Flag or its affiliates and not withdrawn and within twelve months following the date of such termination:

(i)	the Company Board recommends any Company Acquisition Proposal which is subsequently consummated at any time thereafter (whether or not within such twelve-month period);

(ii)	the Company enters into a binding definitive agreement in respect of any Company Acquisition Proposal which is subsequently consummated at any time thereafter (whether or not within such twelve-month period); or

(iii)	any Company Acquisition Proposal is consummated;

provided that for purposes of this Section 6.3(a), the term “Company Acquisition Proposal” shall have the meaning ascribed to such term in Section 1.1 except that each reference to “20%” therein shall be deemed to be a reference to “50%”; or

(b)	this Agreement is terminated by Triple Flag pursuant to Section 7.2(b)(i) and at any time prior to such termination a Company Change in Recommendation has occurred; or

(c)	this Agreement is terminated by Triple Flag pursuant to Section 7.2(c)(ii); or

(d)	this Agreement is terminated by Triple Flag pursuant to Section 7.2(c)(iii),

then the Company shall pay to Triple Flag in any of the circumstances set forth in Sections 6.3(b), 6.3(c) or 6.3(d), at the time of the termination of this Agreement, and, in the circumstances set forth in Section 6.3(a), within one day following the completion of such Company Acquisition Proposal, an amount in cash equal to US$24,000,000 (the “Company Termination Payment”), in immediately available funds. In no event shall the Company be obligated to pay the Company Termination Payment on more than one occasion. The Company hereby acknowledges that the Company Termination Payment is a payment of liquidated damages which are a genuine pre-estimate of the damages which Triple Flag will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and are not penalties. The Company hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt of payment of the Company Termination Payment by the Company, Triple Flag shall have no further claim against the Company in respect of the failure to complete the Arrangement, provided that nothing herein shall preclude Triple Flag from seeking injunctive relief to restrain any breach or threatened breach by the Company of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith.

6.4            Reimbursement of Expenses

(a)	Subject to Section 6.4(b), in the event of termination of this Agreement by either Triple Flag or the Company in accordance with Section 7.2(b)(i) due to the Company’s failure to obtain the approval of the Company Shareholders of the Arrangement Resolution at the Company Meeting, the Company shall pay, within one Business Day of the termination of this Agreement, an amount equal to the actual expenses incurred by Triple Flag and the delivery to the Company of reasonable documentation evidencing such expenses, subject to a maximum amount of $3,000,000, to Triple Flag as reimbursement for actual out-of-pocket costs and expenses incurred by Triple Flag with respect to the Arrangement.

(b)	No amount shall be paid or payable by the Company under this Section 6.4 if the Company has paid the Company Termination Payment payable pursuant to Section 6.3.

Article 7
AMENDMENT AND TERMINATION

7.1            Amendment

This Agreement may, at any time and from time to time, be amended by mutual written agreement of the Parties hereto without, subject to applicable Laws, further notice to or authorization on the part of the Company Shareholders and any such amendment may, without limitation:

(a)	change the time for the performance of any of the obligations or acts of either of the Parties;

(b)	waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of any of the Parties; and

(d)	waive compliance with or modify any condition herein contained;

provided, however, that notwithstanding the foregoing, following the Company Meeting, the Exchange Ratio shall not be amended without the approval of (i) the Company Shareholders given in the same manner as required for the approval of the Arrangement Resolution or as may be ordered by the Court or (ii) the Triple Flag Shareholders given in the same manner as required for the Triple Flag Shareholder Approval, or (iii) both of them, as the case may be. This Agreement and the Plan of Arrangement may be amended in accordance with the Final Order, but in the event that the terms of the Final Order require any such amendment, the rights of the Parties under Sections 5.1, 5.2, 5.3, 6.3, 6.4 and Article 7 hereof shall remain unaffected.

7.2            Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)	by the mutual written agreement of Triple Flag and the Company;

(b)	by either Triple Flag or the Company if:

(i)	the Company Meeting shall have been held and completed and the Arrangement Resolution shall not have been approved by the Company Shareholders;

(ii)	the Triple Flag Shareholder Approval shall not have been obtained;

(iii)	the Arrangement shall not have been completed by the Outside Date; provided, however, that the failure of the Arrangement to be so completed is not the result of the breach of a representation, warranty or covenant by the Party seeking to terminate this Agreement;

(iv)	after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or Triple Flag from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided that the Party seeking to terminate this Agreement pursuant to this Section 7.2(b)(iv) has used its best efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement and provided further that the enactment, making, enforcement or amendment of such Law was not primarily due to the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(c)	by Triple Flag if:

(i)	subject to Section 5.4, the Company breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 5.1, 5.2 or 5.3; provided that Triple Flag is not in material breach of its obligations under this Agreement;

(ii)	prior to obtaining the approval of the Arrangement Resolution, the Company Board shall have (i) a Company Change in Recommendation, unless Triple Flag shall have breached a covenant under this Agreement in such a manner that the Company would be entitled to terminate this Agreement in accordance with Section 7.2(d)(i); (ii) approved or recommended a Company Acquisition Proposal or entered into a binding written agreement in respect of a Company Acquisition Proposal (other than a confidentiality and standstill agreement permitted by Section 6.1(d)); or (iii) failed to publicly recommend or reaffirm its approval of the Arrangement, after a Company Acquisition Proposal shall have been made to the Company Shareholders, within five days of any written request by Triple Flag, acting reasonably (or in the event that the Company Meeting is scheduled to occur within such five-day period, prior to the date of such Company Meeting);

(iii)	if the Company breaches Section 6.1 or Section 6.2 in any material respect; and

(iv)	after the date of the Agreement, a Material Adverse Effect in respect of the Company shall have occurred;

(d)	by the Company if:

(i)	subject to Section 5.4, Triple Flag breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 5.1, 5.2 or 5.3; provided that the Company is not in material breach of its obligations under this Agreement;

(ii)	the Company Board approves, accepts, authorizes the Company to enter into or enters into any agreement in respect of the Company Superior Proposal in compliance with Sections 6.1 and 6.2 hereof, provided that the Company has paid the Company Termination Payment to Triple Flag; and

(iii)	after the date of the Agreement, a Material Adverse Effect in respect of Triple Flag shall have occurred;

provided that any termination by a Party hereto in accordance with paragraphs (a) through (d) above shall be made by such Party delivering written notice thereof to the other Party hereto prior to the Effective Date and specifying therein in reasonable detail the matter or matters giving rise to such termination right.

7.3            Effect of Termination

In the event of termination of this Agreement by either Triple Flag or the Company as provided in Section 7.2, this Agreement shall forthwith become void and have no further effect, and there shall be no liability or further obligation on the part of Triple Flag or the Company or their respective officers or directors under the Transaction Documents, except that:

(a)	the provisions of Section 6.3, Section 6.4, Section 8.1, Section 8.2, Section 8.3, Section 8.5, Section 8.7, Section 8.9, Section 8.10 and this Section 7.3 shall remain in full force and effect and shall survive any such termination; and

(b)	neither Triple Flag nor the Company shall be released or relieved from any liability arising from any wilful breach by it of any of its representations, warranties, covenants or agreements as set forth in the Transaction Documents.

Article 8
GENERAL

8.1            Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party hereto shall be in writing and shall be delivered by hand to the Party hereto to which the notice is to be given, sent by electronic mail to the following address, or to such other address or number as shall be specified by a Party hereto by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by electronic mail be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 5:00 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The addresses and numbers for service of each of the Parties hereto shall be as follows:

(a)	if to the Company:

Maverix Metals Inc.

575 – 510 Burrard Street
Vancouver, BCV6C 3A8

Attention:        Dan O’Flaherty, Chief Financial Officer

Email:             [Redacted: Personal Information]

With a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP

595 Burrard Street

P.O. Box 49314

Suite 2600, Three Bentall Centre

Vancouver, BC V7X 1L3

Attention:        Bob Wooder

Email:              [Redacted: Personal Information]

and

Davis Graham & Stubbs LLP

1550 17th Street, Suite 500

Denver, Colorado 80202

Attention:        Joel Benson

Email:               [Redacted: Personal Information]

(b)	if to Triple Flag:

Triple Flag Precious Metals Corp.

161 Bay Street, Suite 4535

Toronto, ON

M5J 2S1

Attention:        Shaun Usmar
Email:              [Redacted: Personal Information]

With a copy (which shall not constitute notice) to:

Torys LLP

79 Wellington St. West

Suite 3000, P.O. Box 270, TD Centre

Toronto, ON M5K 1N2

Attention:        Michael Pickersgill
Email:             [Redacted: Personal Information]

8.2            Remedies

The Parties hereto acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by any Party and that such breach may cause the non-breaching Party irreparable harm. Accordingly, the Parties agree that, in the event of any such breach or threatened breach of this Agreement by one of the Parties hereto, Triple Flag (if the Company is the breaching party) or the Company (if Triple Flag is the breaching party) will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Subject to any other provision hereof, including Section 6.1 hereof, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder or at law or in equity to each of the Parties hereto.

8.3            Expenses

Other than as set out in Section 6.4, the Parties hereto agree that all out-of-pocket expenses incurred in connection with this Agreement and the transactions contemplated hereby, the Company Meeting and the preparation and mailing of the Company Circular, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, shall be paid by the Party hereto incurring such expense and that nothing in this Agreement shall be construed so as to prevent the payment of such expenses. The provisions of this Section 8.3 shall survive the termination of this Agreement.

8.4            Time of the Essence

Time shall be of the essence in this Agreement.

8.5            Entire Agreement

This Agreement, together with the agreements and other documents herein or therein referred to, and the Confidentiality Agreement constitute the entire agreement between the Parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

8.6            Further Assurances

Each Party hereto shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including the Plan of Arrangement.

8.7            Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Ontario.

8.8            Execution in Counterparts

This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same. Delivery of an executed counterpart of the signature page to this Agreement by electronic mail shall be as effective as delivery of a manually executed counterpart of this Agreement.

8.9            Waiver

No waiver or release by any Party hereto shall be effective unless in writing and executed by the Party granting such waiver or release and any waiver or release shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

8.10            No Personal Liability

(a)	No director or officer of Triple Flag shall have any personal Liability whatsoever (other than in the case of fraud or willful misconduct) to the Company under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Triple Flag.

(b)	No director or officer of the Company shall have any personal Liability whatsoever (other than in the case of fraud or willful misconduct) to Triple Flag under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of the Company.

8.11            Enurement and Assignment

This Agreement shall not be assigned by any Party hereto without the prior written consent of the other Party hereto; provided that Triple Flag may assign all or part of its rights under this Agreement to, and all or part of its obligations under this Agreement may be assumed by, any of its affiliates if (i) Triple Flag continues to be liable jointly and severally with such affiliate for all of its obligations hereunder and (ii) Triple Flag provides prior written notice to the Company of such assignment. This Agreement shall enure to the benefit of the Parties and their respective successors and permitted assigns and shall be binding upon the Parties and their respective successors.

<Remainder of Page Intentionally Left Blank>

IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the date first above written.

TRIPLE FLAG PRECIOUS METALS CORP.
By:	/s/ Shaun Usmar
Name: Shaun Usmar Title: Chief Executive Officer

MAVERIX METALS INC.
By:	/s/ C. Warren Beil
Name: C. Warren Beil
Title: General Counsel

A-1

Schedule A
Plan of Arrangement

See attached.

PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1            Definitions.

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the meanings hereinafter set forth:

“Affected Securities” means, collectively, the Company Common Shares, the Company Options and the Company RSUs;

“Affected Securityholders” means, collectively, the Company Shareholders, the holders of Company Options and the holders of Company RSUs;

“All Cash Consideration” means, for each Company Common Share, US$3.92 in cash;

“All Share Consideration” means, for each Company Common Share, 0.360 of a Triple Flag Common Share;

“Arrangement” means an arrangement pursuant to section 192 of the CBCA on the terms and conditions set forth in this Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith, herewith or made at the direction of the Court either in the Interim Order or the Final Order with the consent of Triple Flag and the Company, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement, dated as of November 9, 2022, by and between Triple Flag and the Company, as the same may be amended, amended and restated or supplemented from time to time in accordance with its terms;

“Arrangement Resolution” means the special resolution of the Company Shareholders approving this Plan of Arrangement;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, to be sent to the Director pursuant to the CBCA after the Final Order is made, which shall be in form and substance satisfactory to Triple Flag and the Company, each acting reasonably;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario, and Vancouver, British Columbia;

“Cash-out Amount” means in respect of a Company Option at any time, the amount, if any, by which the aggregate Payout Value, at that time, of the Company Common Shares subject to the Company Option exceeds the aggregate exercise price under the Company Option;

“Cash Adjustment Factor” means a number, rounded to four decimal places, equal to one minus the Share Proration Factor;

“Cash Consideration” means US$0.588 in cash per Company Common Share;

“Cash Elected Common Share” means each Company Common Share for which a Cash Election has been made under Section 3.2;

“Cash Electing Shareholder” means a Company Shareholder that has validly elected to receive the All Cash Consideration in accordance with Section 3.2(a) of the Plan of Arrangement;

“Cash Election” has the meaning ascribed thereto in Section 3.2(a)(i);

“Cash Option Election” has the meaning ascribed thereto in Section 3.5(a)(i);

“Cash Proration Factor” means the quotient, rounded to four decimal places, the numerator of which is the Maximum Cash Consideration, and the denominator of which is the Total Elected Cash Consideration;

“CBCA” means the Canada Business Corporations Act;

“Certificate of Arrangement” means the certificate or other confirmation of filing giving effect to the Arrangement to be issued by the Director pursuant to section 192(7) of the CBCA after the Articles of Arrangement have been filed;

“Code” means the United States Internal Revenue Code of 1986;

“Company” means Maverix Metals Inc., a corporation amalgamated and existing under the laws of Canada;

“Company Board” means the board of directors of the Company, as constituted from time to time;

“Company Common Shares” means the common shares in the capital of the Company;

“Company In-The-Money-Option” means a Company Option where the aggregate fair market value, at that time, of the Company Common Shares subject to such Company Option exceeds the aggregate exercise price under the Company Option;

“Company In-The-Money-Optionholder” means a holder of Company In-The-Money-Options;

“Company Meeting” means the special meeting, including any adjournments or postponements thereof, of the Company Shareholders held to consider and, if deemed advisable, to approve, the Arrangement Resolution;

“Company Option Plan” means the Company’s Stock Option and Compensation Share Plan, amended and approved May 13, 2021, providing for the granting of the Company Options;

“Company Options” means stock options granted under, or governed by, the Company Option Plan;

“Company Out-Of-the-Money-Option” means a Company Option that is not a Company In-The-Money-Option;

“Company Out-Of-The-Money-Optionholder” means a holder of Company Out-Of-The-Money-Options;

“Company RSU Plan” means the Company’s Amended and Restated Restricted Share Unit Plan, effective May 14, 2019 and amended and restated on June 30, 2020, providing for the granting of the Company RSUs;

“Company RSUs” means restricted share units granted under, or governed by, the Company RSU Plan;

“Company Shareholders” means, at any time, the holders of Company Common Shares;

“Consideration” means the consideration payable under and in accordance with this Plan of Arrangement to a person who is a Company Shareholder;

“Contract” means any written or oral agreement, contract, obligation, promise, commitment, loan or credit agreement, employment or severance agreement, note, mortgage, bond, indenture, lease, benefit plan, permit, franchise, license or other instrument, understanding, undertaking or arrangement;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Depositary” means such Person as the Company may appoint to act as depositary in relation to the Arrangement, with the approval of Triple Flag, acting reasonably;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Dissent Rights” shall have the meaning ascribed thereto in Section 5.1(a) of this Plan of Arrangement;

“Dissenting Shareholder” means a registered Company Shareholder who has validly exercised its Dissent Rights and has neither withdrawn, nor been deemed to have withdrawn, such exercise of Dissent Rights, but only in respect of the Company Common Shares in respect of which Dissent Rights are validly exercised by such registered Company Shareholder;

“Effective Date” means the date upon which the Arrangement becomes effective as established by the date shown on the Certificate of Arrangement;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

“Election Deadline” means 5:00 p.m. (Toronto time) on the third (3rd) Business Day immediately prior to the date of the Company Meeting;

“Encumbrance” means any mortgage, pledge, assignment, charge, lien, claim, hypothec, security interest, adverse interest, other third Person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

“Exchange Ratio” means 0.360;

“Final Order” means the order made after application to the Court approving the Arrangement, in form and substance satisfactory to Triple Flag and the Company, each acting reasonably, as such order may be amended by the Court at any time prior to the Effective Date (with the consent of both Triple Flag and the Company, each acting reasonably) or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended (subject to any such amendment being satisfactory to both Triple Flag and the Company, each acting reasonably) on appeal;

“Governmental Entity” means: (i) any supranational, international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, ministry, minister, government in council, central bank, court, tribunal, arbitral body, office, Crown corporation, commission, commissioner, board, bureau, stock exchange, agency or self-regulatory organization, whether domestic or foreign; (ii) any subdivision, agency, commission, board or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation, land use or occupation, or taxing authority under or for the account of any of the foregoing;

“In the Money Amount” means in respect of a Company Option or a Replacement Option at any time, the amount, if any, by which the aggregate fair market value, at that time, of the Company Common Shares subject to the Company Option or the Triple Flag Common Shares subject to the Replacement Option, as applicable, exceeds the aggregate exercise price under the Company Option or Replacement Option, as applicable;

“Interim Order” means the interim order of the Court pursuant to section 192 of the CBCA in a form acceptable to the Company and Triple Flag, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and Triple Flag, each acting reasonably;

“Laws” means, with respect to any Person, any and all laws (including statutory, common, civil or otherwise), constitution, treaty, by-laws, statutes, rules, regulations, principles of law, orders, injunctions, ordinances, awards, decrees, rulings, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that are binding upon or applicable to such Person or its business, undertaking, property or securities;

“Letter of Transmittal and Election Form” means the letter of transmittal and election form enclosed with the Company Circular sent in connection with the Company Meeting pursuant to which, among other things, registered Company Shareholders are required to deliver certificates representing Company Common Shares and Company Shareholders may elect to receive, in accordance with the election procedures set out in Section 3.2 and proration in accordance with Section 3.3 and Section 3.4, the All Cash Consideration or the All Share Consideration;

“Maximum Cash Consideration” has the meaning specified in Section 3.3(a);

“Maximum Share Consideration” has the meaning specified in Section 3.4(a);

“Option Election Form” means the election form sent by Triple Flag pursuant to which, among other things, Company In-The-Money-Optionholders may elect to receive in accordance with the election procedures set out in Section 3.5, the Cash Option Election or the Share Option Election;

“Payout Value” means the product of (i) the Exchange Ratio, multiplied by (ii) the Triple Flag Common Share VWAP;

“Person” means an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, Governmental Entity or any other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement proposed under Section 192 of the CBCA, and any amendments or variations hereto made in accordance with the terms hereof or of the Arrangement Agreement or upon the direction of the Court in the Final Order;

“Replacement Option” means an option to purchase Triple Flag Common Shares having the terms and conditions determined in accordance with Section 3.1(c)(i);

“Section 85 Election” shall have the meaning ascribed thereto in Section 2.11 of the Arrangement Agreement;

“Share Adjustment Factor” means a number, rounded to four decimal places, equal to one minus the Cash Proration Factor;

“Share Consideration” means, 0.306 of a Triple Flag Common Share per Company Common Share;

“Share Elected Common Share” means each Company Common Share for which a Share Election has been made under Section 3.2 or has been deemed to have been made pursuant to Section 3.2(b);

“Share Election” has the meaning ascribed thereto in Section 3.2(a)(ii);

“Share Option Election” has the meaning ascribed thereto in Section 3.5(a)(ii);

“Share Proration Factor” means the quotient, rounded to four decimal places, the numerator of which is the Maximum Share Consideration, and the denominator of which is Total Elected Share Consideration;

“Tax Act” means the Income Tax Act (Canada);

“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act.

“Total Elected Cash Consideration” has the meaning attributed to that term in Section 3.3(b);

“Total Elected Share Consideration” has the meaning attributed to that term in Section 3.4(b);

“Triple Flag” means Triple Flag Precious Metals Corp., a corporation amalgamated and existing under the laws of Canada;

“Triple Flag Common Share VWAP” means the volume weighted average price on the New York Stock Exchange of the Triple Flag Common Shares for a five trading day period, starting with the opening of trading on the seventh trading day prior to the Effective Date to the closing of trading on the third trading day prior to the Effective Date, as reported by Bloomberg; and

“Triple Flag Common Shares” means the common shares in the capital of Triple Flag;

Words and phrases used herein that are defined in the Arrangement Agreement and not defined herein shall have the same meaning herein as in the Arrangement Agreement, unless the context otherwise requires. Words and phrases used herein that are defined in the CBCA and not defined herein or in the Arrangement Agreement shall have the same meaning herein as in the CBCA, unless the context otherwise requires.

1.2            Interpretation.

For the purposes of this Plan of Arrangement, except as otherwise expressly provided:

(a)	“this Plan of Arrangement” means this Plan of Arrangement, including the recitals and all appendices hereto, and not any particular Article, Section, clause or other subdivision hereof, or recital, schedule or exhibit hereto, and includes any agreement, document or instrument entered into, made or delivered pursuant to the terms hereof, as the same may, from time to time, be supplemented or amended and in effect;

(b)	the words “hereof”, “herein”, “hereto” and “hereunder” and other words of similar import refer to this Plan of Arrangement as a whole and not to any particular Article, Section, clause or other subdivision hereof, or recital, schedule of exhibit hereto;

(c)	unless the context otherwise requires, all references in this Plan of Arrangement to a designated Article, Section, clause or other subdivision, recital, schedule or exhibit are references to the designated Article, Section, clause or other subdivision of, or recital, schedule or exhibit to, this Plan of Arrangement;

(d)	the division of this Plan of Arrangement into Articles, Sections, clauses and other subdivisions, recitals, schedules and exhibits and the insertion of headings and captions are for convenience of reference only and are not intended to interpret, define or limit the scope, extent or intent of this Plan of Arrangement or any provision hereof; and

(e)	a reference to a statute in this Plan of Arrangement includes all regulations, rules, policies or instruments made thereunder, all amendments to such statute, regulations, rules, policies or instruments in force from time to time, and any statutes, regulations, rules, policies or instruments that supplement or supersede such statute, regulations, rules, policies or instruments.

1.3            Date for Any Action.

If the date on which any action is required to be taken hereunder by a party is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.4            Currency.

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada and “C$” refers to Canadian dollars.

1.5            Time.

Time shall be of the essence in this Plan of Arrangement.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1            Arrangement Agreement.

This Plan of Arrangement constitutes an arrangement as referred to in Section 192 of the CBCA and is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

2.2            Effect of the Arrangement.

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on Triple Flag, the Company, all Affected Securityholders, including Dissenting Shareholders, the registrar and transfer agent of the Company, the Depositary and all other Persons, in each case, at and after, the Effective Time without any further act or formality required on the part of any Person.

ARTICLE 3

ARRANGEMENT

3.1            Arrangement.

Pursuant to the Arrangement, at the Effective Time, the following transactions shall occur and shall be deemed to occur consecutively in the following order and without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:

(a)	all Company Common Shares held by Dissenting Shareholders shall be deemed to have been assigned and transferred (free and clear of all Encumbrances) to Triple Flag in exchange for a debt claim against Triple Flag in an amount determined in accordance with Section 5.1 hereof, and:

(i)	such Dissenting Shareholders shall cease to be the holders of such Company Common Shares and to have any rights as Company Shareholders other than the right to be paid the fair value for such Company Common Shares as set out in Section 5.1;

(ii)	the name of each such holder will be removed as a Company Shareholder from the registers of Company Shareholders maintained by or on behalf of the Company in respect of the Company Common Shares; and

(iii)	the holder of each such Company Common Share immediately prior to such transfer shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to so assign and transfer such Company Common Share;

(b)	each Company Shareholder shall transfer to Triple Flag each whole Company Common Share held (other than any Company Common Share acquired by Triple

Flag from a Dissenting Shareholder under Section 3.1(a)) in exchange for:

(i)	in the case of a Company Common Share for which the Cash Election was made under Section 3.2(a)(i) the All Cash Consideration,

(ii)	in the case of a Company Common Share for which the Share Election was made under Section 3.2(a)(ii) or deemed to have been made under Sections 3.2(b), the All Share Consideration,

in each case subject to proration in accordance with Section 3.3 and Section 3.4, and in respect of the Company Common Shares so transferred (i) the Company Shareholder shall cease to be the holder thereof, (ii) the name of the Company Shareholder shall be removed from the register maintained by or on behalf of the Company in respect of the Company Common Shares; (iii) the Company Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to effect the transfer thereof; and (iv) the name of Triple Flag shall be added to the register maintained by or on behalf of the Company in respect of the Company Common Shares as the holder thereof.

(c)	simultaneously:

(i)	each Company In-The-Money-Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Company Option Plan, will be deemed to be unconditionally vested and exercisable, and such Company Option will,

(a)	in the case of a Company In-The-Money-Option for which the Cash Option Election was made under Section 3.5(a)(i), without any further action by or on behalf of a holder of Company Options, be assigned, transferred, and disposed of by the Company In-The-Money-Optionholder to the Company in consideration for a cash payment from the Company equaling the Cash-out Amount for such Company Option, in each case, less applicable withholdings, and such Company Option will be immediately canceled; or

(b)	in the case of a Company In-The-Money-Option for which the Share Option Election was made under Section 3.5(a)(ii), without any further action by or on behalf of a holder of Company Options, be exchanged for a vested Replacement Option to acquire, on the same terms and conditions as were applicable under such Company Option immediately prior to the Effective Time, such number of Triple Flag Common Shares equal to (1) that number of Company Common Shares that were issuable upon exercise of such Company Option immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio, rounded down to the nearest whole number of Triple Flag Common Shares, at an exercise price per Triple Flag Common Share equal to the quotient determined by dividing (X) the exercise price per Company Common Share at which such Company Option was exercisable immediately prior to the Effective Time, by (Y) the Exchange Ratio, rounded up to the nearest whole cent; provided that the exercise price of such Replacement Option shall be, and shall be deemed to be, adjusted by the amount, and only to the extent, necessary to ensure that the In the Money Amount of such Replacement Option does not exceed the In the Money Amount (if any) of such Company Option before the exchange. Notwithstanding the foregoing, the requirement in section 8.1 of the Company Option Plan for any vested Replacement Options to be exercised within 90 days after the Effective Time shall not apply and the termination of affiliation provisions in sections 4.3(a), 4.3(b) and 4.3(c) of the Company Option Plan shall not apply such that any cessation of employment or engagement of a holder of Replacement Options that would be subject to such sections shall be disregarded and the applicable holder’s Replacement Options shall otherwise continue to remain outstanding in accordance with the Company Option Plan until the applicable Expiry Date (as defined in the Company Option Plan); and

(ii)	each Company Out-Of-The-Money-Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Company Option Plan, will be deemed to be unconditionally vested and exercisable, and such Company Option will without any further action by or on behalf of a holder of Company Options, be exchanged for a vested Replacement Option to acquire, on the same terms and conditions as were applicable under such Company Option immediately prior to the Effective Time, such number of Triple Flag Common Shares equal to (1) that number of Company Common Shares that were issuable upon exercise of such Company Option immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio, rounded down to the nearest whole number of Triple Flag Common Shares, at an exercise price per Triple Flag Common Share equal to the quotient determined by dividing (X) the exercise price per Company Common Share at which such Company Option was exercisable immediately prior to the Effective Time, by (Y) the Exchange Ratio, rounded up to the nearest whole cent; provided that the exercise price of such Replacement Option shall be, and shall be deemed to be, adjusted by the amount, and only to the extent, necessary to ensure that the In the Money Amount (if any) of such Replacement Option does not exceed the In the Money Amount (if any) of such Company Option before the exchange. Notwithstanding the foregoing, the requirement in section 8.1 of the Company Option Plan for any vested Replacement Options to be exercised within 90 days after the Effective Time shall not apply and the termination of affiliation provisions in sections 4.3(a), 4.3(b) and 4.3(c) of the Company Option Plan shall not apply such that any cessation of employment or engagement of a holder of Replacement Options that would be subject to such sections shall be disregarded and the applicable holder’s Replacement Options shall otherwise continue to remain outstanding in accordance with the Company Option Plan until the applicable Expiry Date (as defined in the Company Option Plan); and

(iii)	each Company RSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Company RSU Plan or any applicable grant letter, employment agreement (or similar agreement) or any resolution or determination of the Company Board (or any committee thereof), shall, without any further action by or on behalf of the holder thereof, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company in an amount equal to the Payout Value, subject to Section 6.3, and each such Company RSU shall immediately be cancelled.

3.2            Election

With respect to the Company Common Shares held by a Company Shareholder:

(a)	each Company Shareholder, other than a Dissenting Shareholder shall, by depositing with the Depositary prior to the Election Deadline a duly completed Letter of Transmittal and Election Form, which election shall be irrevocable and may not be withdrawn, together with any certificates representing the Company Common Shares held by such Company Shareholder, indicate:

(i)	the number of Company Common Shares for which the Company Shareholder elects to receive All Cash Consideration (the “Cash Election”), and

(ii)	the number of Company Common Shares for which the Company Shareholder elects to receive All Share Consideration (the “Share Election”),

in each case subject to proration in accordance with Section 3.3 and Section 3.4;

(b)	any Company Shareholder who (i) does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline or otherwise fails to fully comply with the requirements of Section 3.2(a) shall be deemed to have made the Share Election for all Company Common Shares held, or (ii) exercises Dissent Rights but, for any reason, is not ultimately determined to be entitled to be paid the fair value of his, her or its Company Common Shares in accordance with Article 5 shall, in each case, be deemed to have transferred each of his, her or its Company Common Shares to Triple Flag in exchange for the Share Consideration pursuant to Section 3.1(b)(ii);

(c)	any deposit of a Letter of Transmittal and Election Form and the accompanying certificate(s) representing Company Common Shares shall be made at the address of the Depositary specified in the Letter of Transmittal and Election Form; and

(d)	any registered Company Shareholder who holds Company Common Shares as a nominee, custodian, depositary, trustee or in any other representative capacity for beneficial owners of Company Common Shares may submit a separate Letter of Transmittal and Election Form in accordance with the instructions of such beneficial owner for each such beneficial owner.

3.3            Cash Proration

Notwithstanding Section 3.2 or any other provision herein to the contrary:

(a)	the maximum aggregate amount of cash consideration to be paid to Cash Electing Shareholders pursuant to Section 3.1(b)(i) (the “Maximum Cash Consideration”) shall be the product of (i) the Cash Consideration; and (ii) the number of Company Common Shares (excluding Company Common Shares in respect of which Dissent Rights have been exercised, and Company Common Shares for which neither a Cash Election nor a Share Election has been made) that are issued and outstanding immediately prior to the Effective Time; and

(b)	in the event that the aggregate amount of All Cash Consideration that would otherwise be payable to Cash Electing Shareholders pursuant to Section 3.1(b)(i) but for the application of this Section 3.3 (the “Total Elected Cash Consideration”) exceeds the Maximum Cash Consideration, then:

(i)	the portion of the consideration in respect of each Company Share transferred to Triple Flag pursuant to Section 3.1(b)(i) to be satisfied in cash shall be determined by multiplying the All Cash Consideration by the Cash Proration Factor; and

(ii)	the balance of the consideration in respect of each Company Common Share transferred to Triple Flag pursuant to Section 3.1(b)(i) to be satisfied by the issuance of that number of Triple Flag Common Shares which is determined by multiplying the All Share Consideration by the Share Adjustment Factor.

3.4            Share Proration

Notwithstanding Section 3.2 or any other provision herein to the contrary:

(a)	the maximum aggregate amount of Triple Flag Common Shares to be paid to Share Electing Shareholders pursuant to Section 3.1(b)(ii) (the “Maximum Share Consideration”) shall be the product of (i) the Share Consideration; and (ii) the number of Company Common Shares (excluding Company Common Shares in respect of which Dissent Rights have been exercised) that are issued and outstanding immediately prior to the Effective Time; and

(b)	in the event that the aggregate amount of All Share Consideration that would otherwise be payable to Share Electing Shareholders pursuant to Section 3.1(b)(ii) but for the application of this Section 3.4 (the “Total Elected Share Consideration”) exceeds the Maximum Share Consideration, then:

(i)	the portion of the consideration in respect of each Company Share transferred to Triple Flag pursuant to Section 3.1(b)(ii) to be satisfied by the issuance of Triple Flag Common Shares shall be determined by multiplying the All Share Consideration by the Share Proration Factor; and

(ii)	the balance of the consideration in respect of each Company Common Share transferred to Triple Flag pursuant to Section 3.1(b)(ii) to be satisfied by the payment of cash which is determined by multiplying the All Cash Consideration by the Cash Adjustment Factor.

3.5            Option Election

With respect to the Company In-The-Money-Options held by a Company In-The-Money Optionholder:

(a)	each Company In-The-Money Optionholder shall, by deposit with Triple Flag prior to the Election Deadline a duly completed Option Election Form, which election shall be irrevocable and may not be withdrawn, indicate:

(i)	the number of Company In-The-Money-Options for which the Company In-The-Money Optionholder elects to receive a cash payment equaling the Cash-out Amount for such Company In-The-Money-Options (the “Cash Option Election”); or

(ii)	the number of Company In-The-Money-Options for which the Company In-The-Money Optionholder elects to not receive a Cash Option Election (the “Share Option Election”); and

for greater certainty, any Company In-The-Money Optionholder shall only be entitled to make a Cash Option Election or Share Option Election and not both; and

(b)	any Company In-The-Money Optionholder who does not deposit with Triple Flag a duly completed Option Election Form prior to the Election Deadline or otherwise fails to fully comply with the requirements of Section 3.5(a)(i) shall be deemed to have made the Share Option Election for all Company In-The-Money-Options held.

3.6            Calculations

All calculations and determinations made by Triple Flag, the Company, or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final, and binding.

ARTICLE 4

ARRANGEMENT MECHANICS

4.1            No Fractional Triple Flag Common Shares.

(a)	In no event shall a Company Shareholder be entitled to a fractional Triple Flag Common Share. Where the aggregate number of Triple Flag Common Shares to be issued to a Company Shareholder pursuant to Section 3.1 would result in a fraction of a Triple Flag Common Share being issuable, the number of Triple Flag Common Shares to be received by such former Company Shareholder shall be rounded down to the nearest whole Triple Flag Common Share, and the fractional entitlement shall be cancelled without any compensation or other consideration therefor.

(b)	If the aggregate cash amount a Company Shareholder is entitled to receive pursuant to Section 3.1 would otherwise include a fraction of $0.01, then the aggregate cash amount such Company Shareholder shall be entitled to receive shall be rounded down to the nearest whole $0.01.

4.2            Transfer of Securities

(a)	With respect to each holder of any of the Company RSUs outstanding immediately before the Effective Time, upon and at the time of the disposition of such Company RSUs effected pursuant to Section 3.1(c)(iii):

(i)	such holder of Company RSUs shall cease to be a holder of Company RSUs, and the name of such holder shall be removed from the register or account of holders of Company RSUs maintained by or on behalf of the Company;

(ii)	the Company RSU Plan shall be terminated and all agreements relating to any of the Company RSUs shall be terminated and shall be of no further force and effect (and all rights issued thereunder shall expire); and

(iii)	the Company shall pay to such holder of such Company RSUs the cash amount payable to such holder of Company RSUs pursuant to Section 3.1(c)(iii).

(b)	With respect to each Company Option exchanged in accordance with Sections 3.1(c)(i)(b) and 3.1(c)(ii):

(i)	the holder of such Company Option immediately prior to such exchange shall cease to be the holder thereof, the name of such holder shall be removed from the register maintained by or on behalf of the Company in respect thereof, and such Company Option shall be cancelled;

(ii)	the holder of such Company Option immediately prior to such exchange shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such Company Option with Triple Flag for the Replacement Option; and

(iii)	the name of the holder of such Company Option immediately prior to such exchange shall be added to the register maintained by or on behalf of Triple Flag in respect of the Replacement Options.

(c)	With respect to each Company Shareholder (other than Dissenting Shareholders), immediately before the Effective Time, upon and at the time of the transfer of Company Common Shares effected pursuant to Section 3.1(b):

(i)	such Company Shareholder shall cease to be a Company Shareholder, and the name of such Company Shareholder shall be removed from the register of Company Shareholders maintained by or on behalf of the Company;

(ii)	subject to Article 4 and Article 6, Triple Flag shall pay and deliver to such Company Shareholder the Consideration payable and deliverable to such Company Shareholder pursuant to Section 3.1, and the name of such Company Shareholder shall be added to the register of holders of Triple Flag Common Shares maintained by or on behalf of Triple Flag; and

(iii)	an amount equal to the total of all amounts each of which is the fair market value of the Company Common Shares transferred to Triple Flag by a Company Shareholder in exchange for the issuance by Triple Flag of the Consideration shall be added to the stated capital account maintained by Triple Flag for the Triple Flag Common Shares, and Triple Flag shall be deemed to have purchased each such Company Common Share for a purchase price equal to such fair market value.

ARTICLE 5

DISSENT PROCEDURES

5.1            Rights of Dissent.

(a)	Registered Company Shareholders (other than Triple Flag and its affiliates) may exercise dissent rights with respect to Company Common Shares held by such Dissenting Shareholders (“Dissent Rights”), in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the Interim Order and this Section 5.1; provided that, notwithstanding Section 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in Section 190(5) of the CBCA must be received by the Company not later than 5:00 p.m., Eastern Time, two (2) Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time).

(b)	Each Dissenting Shareholder who duly exercises its Dissent Rights in accordance with this Section 5.1 shall be deemed to have assigned and transferred all Company Common Shares held by such Dissenting Shareholder, and in respect of which Dissent Rights have been validly exercised, to the Company free and clear of all Encumbrances, as provided in Section 3.1(a) and if such Dissenting Shareholder:

(i)	is ultimately entitled to be paid fair value for its Company Common Shares, such Dissenting Shareholder: (A) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(a)); (B) will be entitled to be paid the fair value of such Company Common Shares by the Company, which fair value, notwithstanding anything to the contrary contained in Section 190 of the CBCA, shall be determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution was adopted; and (C) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights in respect of such Company Common Shares; or

(ii)	is ultimately not entitled, for any reason, to be paid fair value for such Company Common Shares, such Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same basis as a non- dissenting holder of Company Common Shares and shall receive for such Company Common Shares the All Share Consideration.

5.2            Recognition of Dissenting Shareholders

(a)	In no circumstances shall Triple Flag, the Company or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of the Company Common Shares in respect of which such Dissent Rights are purported to be exercised.

(b)	In addition to any other restrictions under Section 190 of the CBCA, none of the following Persons shall be entitled to exercise Dissent Rights: (i) any holder of any Company RSUs or Company Options; and (ii) any Company Shareholder who votes or has instructed a proxyholder to vote such Company Shareholder’s Company Common Shares in favour of the Arrangement Resolution.

ARTICLE 6

DELIVERY OF CONSIDERATION

6.1            Delivery of Consideration.

(a)	At or before the Effective Time, Triple Flag shall deposit or cause to be deposited with the Depositary, for the benefit of and to be held on behalf of the Company Shareholders, a treasury order or other evidence regarding the issuance of, the aggregate number of Triple Flag Common Shares to satisfy the aggregate number of Triple Flag Common Shares payable to Company Shareholders; (ii) sufficient funds to satisfy the aggregate cash Consideration payable to the Company Shareholders, which cash shall be held by the Depositary in escrow as agent and nominee for such former Company Shareholders; in each case for distribution thereto in accordance with the provisions of this Article 6. All cash deposited with the Depositary shall be held in an interest bearing account, and any interest earned on such funds shall be for the account of Triple Flag.

(b)	Upon surrender to the Depositary for cancellation of one or more outstanding Company Common Shares represented by a duly completed and executed Letter of Transmittal and Election Form, together with the certificate(s), if any, which immediately prior to the Effective Time represented such Company Common Share(s) and any such additional documents and instruments as the Depositary may reasonably require, each Company Common Share so surrendered shall be exchanged by the Depositary, and the Depositary shall deliver to the applicable Company Shareholder, as soon as practicable and in accordance with Section 4.2(c), a treasury order or other evidence of, Triple Flag Common Shares that such Company Shareholder is entitled to receive under the Arrangement or the cash consideration, as applicable, less any amounts withheld pursuant to Section 6.3.

(c)	As soon as practicable after the Effective Time, the Company shall deliver to each holder of Company RSUs (as reflected on the register maintained by or on behalf of the Company in respect of Company RSUs), a cheque (or other form of immediately available funds) representing the cash amount that such holder is entitled to receive pursuant to Section 3.1(c)(iii), less any amounts withheld pursuant to Section 6.3.

(d)	Until surrendered as contemplated by this Section 6.1, each certificate that immediately prior to the Effective Time represented outstanding Company Common Shares shall be deemed, immediately after the completion of the transactions contemplated in Section 4.2(c), to represent only the right to receive upon such surrender the Consideration for such Company Common Shares.

(e)	If any former Company Shareholder fails to deliver to the Depositary the certificates, document or instruments required to be delivered to the Depositary under Section 6.1(b) or Section 6.2 in order for such former Company Shareholder to receive the Consideration which such former holder is entitled to receive pursuant to Section 3.1, or any payment made by way of cheque by the Depositary or by the Company pursuant to the Arrangement has not been deposited or has been returned to the Depositary or the Company or otherwise remains unclaimed, in each case, on or before the sixth (6th) anniversary of the Effective Date, then on the sixth (6th) anniversary of the Effective Date (i) such former Company Shareholder shall be deemed to have donated and forfeited to Triple Flag or its successors, all such Consideration held by the Depositary in trust for such former holder to which such former holder is entitled, (ii) any right or claim to payment hereunder that remains outstanding shall cease to represent a right or claim of any kind or nature, (iii) any certificate or other documentation representing Company Common Shares formerly held by such former Company Shareholder shall cease to represent a right or claim of any kind or nature, and (iv) the Triple Flag Common Shares which such former Company Shareholder was entitled to receive shall be automatically transferred to Triple Flag and the certificates, documents or other instruments representing such Triple Flag Common Shares shall be delivered by the Depositary to Triple Flag for cancellation and the interest of such former Company Shareholder in such Triple Flag Common Shares shall be cancelled.

(f)	No Affected Securityholder shall be entitled to receive any consideration with respect to Affected Securities other than the consideration to which such Affected Securityholder is entitled to receive in accordance with Section 3.1 and no such Affected Securityholder shall be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends with a record date prior to the Effective Date. No dividend or other distribution declared or made after the Effective Time with respect to Affected Securities or with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding Affected Securities.

(g)	All dividends payable with respect to any Triple Flag Common Shares allotted and issued pursuant to this Arrangement for which a certificate or other evidence of such Triple Flag Common Shares has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. All monies received by the Depositary shall be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate. The Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such dividends and any interest thereon to which such holder is entitled, net of applicable withholding and other taxes.

6.2            Lost Certificates.

(a)	In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Common Shares that were transferred pursuant to this Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will pay and deliver, in exchange for such lost, stolen or destroyed certificate, the Consideration which such holder is entitled to receive pursuant to Section 4.2(c), net of amounts required to be withheld pursuant to Section 6.3. When authorizing such payment and delivery in exchange for any lost, stolen or destroyed certificate, the Person to whom the payment is made shall, as a condition precedent to the delivery thereof, give a bond satisfactory to Triple Flag, the Company and the Depositary in such sum as Triple Flag may direct or otherwise indemnify Triple Flag and the Company in a manner satisfactory to Triple Flag and the Company against any claim that may be made against Triple Flag or the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

6.3            Withholding Rights.

(a)	Each of the Company, Triple Flag and the Depositary shall be entitled to deduct or withhold from any consideration otherwise payable to any Affected Securityholder under this Plan of Arrangement such amounts as the Company, Triple Flag or the Depositary may be required to deduct or withhold with respect to such payment under the Tax Act or any provision of applicable Laws and shall remit such amounts to the appropriate Governmental Entity. To the extent that an amount is so deducted or withheld and remitted, such amount shall be treated for all purposes as having been paid to the Affected Securityholder in respect of which such deduction or withholding was made.

(b)	Each of the Company, Triple Flag and the Depositary that makes a payment to any Company Shareholder under this Plan of Arrangement shall be authorized to sell or otherwise dispose of such number of Triple Flag Common Shares otherwise issuable to such Company Shareholder (if any) as is necessary to provide sufficient funds to enable it to comply with its deducting or withholding requirements and such party shall notify the applicable Company Shareholder and remit any unapplied balance of the net proceeds of such sale to such Company Shareholder.

ARTICLE 7

AMENDMENTS

7.1            Amendments to Plan of Arrangement.

(a)	The Company, and Triple Flag may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Company and Triple Flag, each acting reasonably, (iii) be filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) be communicated to the Affected Securityholders if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or Triple Flag at any time prior to the Company Meeting (provided that the other of such parties, as applicable, shall have consented thereto in writing) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Company and Triple Flag (in each case, acting reasonably) and (ii) if required by the Court, it is consented to by some or all of the Company Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Company, or Triple Flag, provided that it concerns a matter which, in the reasonable opinion of Triple Flag, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Affected Securities.

(e)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 8

FURTHER ASSURANCES

8.1            Further Assurances

Notwithstanding that the Arrangement and other events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out therein.

B-1

Schedule B
Form of Arrangement Resolution

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(1)	The arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”) of Maverix Metals Inc. (the “Company”), as more particularly described and set forth in the management information circular (the “Circular”) of the Company accompanying the notice of this meeting, as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

(2)	The plan of arrangement (the “Plan of Arrangement”) involving the Company, the full text of which is set out as Schedule A to the Arrangement Agreement made as of November 9 between Triple Flag Precious Metals Corp. and the Company (the “Arrangement Agreement”), as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

(3)	The Arrangement Agreement and all transactions contemplated therein, the actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, in accordance with its terms are hereby ratified and approved.

(4)	The Company be and is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (Commercial List) (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

(5)	Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered to, at their discretion, without further notice to or approval of the shareholders of the Company (i) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement and/or the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

(6)	Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute, under the corporate seal of the Company or otherwise, and to deliver for filing with the Director under the CBCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles or arrangement and any such other documents.

(7)	Any one director or officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, or file all such other documents and instruments and to perform or cause to be performed all such other acts and things as are required or as such director or officer, in his or her sole discretion, may deem necessary or desirable to give full effect or carry out the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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Schedule C
Representations and Warranties of the Company

The Company hereby represents and warrants to Triple Flag, and hereby acknowledges that Triple Flag is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, that except as expressly permitted by this Agreement:

(1)	Organization. Except as disclosed in the Company Disclosure Letter, the Company and each of the Company Subsidiaries has been incorporated, is validly subsisting and has full corporate and legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. The Company and each of the Company Subsidiaries is registered, licensed or otherwise qualified as an extra-provincial corporation, a corporation (in accordance with the laws of the country of domicile) or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on the Company. The Company Diligence Information includes complete and correct copies of the constating documents of the Company and each Company Subsidiary, as amended to the date of this Agreement, and neither the Company nor any Company Subsidiary has taken any action to amend or supercede such documents.

(2)	Capitalization.

(a)	The Company is authorized to issue an unlimited number of Company Common Shares and an unlimited number of Company Preference Shares. As of the date of this Agreement there are outstanding: (i) 147,379,354 Company Common Shares issued and outstanding; (ii) nil Company Preference Shares outstanding; (iii) Company Options for the issuance of up to 4,336,647 Company Common Shares upon the exercise thereof; (iv) 608,260 Company RSUs; and (v) 5,000,000 Company Warrants. All issued and outstanding Company Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights.

(b)	Except: (i) as disclosed in the Company Disclosure Letter; (ii) for the Company Options, the Company RSUs and the Company Warrants; and (iii) pursuant to this Agreement and the transactions contemplated hereby, as of the date hereof, there are no issued, outstanding or authorized options, warrants, conversion privileges, calls, repurchase, stock appreciation or other rights, shareholder rights plans, or other rights, agreements, arrangements, commitments or obligations (pre-emptive, contingent or otherwise) obligating the Company or any of the Company Subsidiaries to issue or sell any securities of or interest in the Company or any of the Company Subsidiaries from the Company or any of the Company Subsidiaries or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire or subscribe for any shares, partnership or other equity interests in the capital of the Company or any of the Company Subsidiaries or the value of which is based on the value of the securities of the Company or any of the Company Subsidiaries, and other than the Company Option Plan and Company RSU Plan, there are no equity or security based compensation arrangements maintained by the Company or any of the Company Subsidiaries.

(c)	As of the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of the Company or any of the Company Subsidiaries having the right to vote with the Company Shareholders on any matter. There are no outstanding contractual obligations of the Company or of any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Company Common Shares or with respect to the voting or disposition of any outstanding Company Common Shares.

(d)	The Company Disclosure Letter sets forth, as of the date hereof, all outstanding grants to holders of the Company Options and Company RSUs and the number, exercise price, date of grant, expiration dates and vesting schedules.

(e)	Other than as disclosed in the Company Financial Statements, neither the Company nor any Company Subsidiary has any Financial Indebtedness. As of the date hereof, the Company and each of the Company Subsidiaries is in compliance with the terms and conditions of the Financial Indebtedness of the Company or any of the Company Subsidiaries and has not received any notice of default or breach of, or termination under, any instruments governing Financial Indebtedness of the Company or any of the Company Subsidiaries, except in either case as would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

(f)	All outstanding securities of the Company have been issued in compliance with all applicable Laws and any pre-emptive or similar rights applicable to them.

(g)	As of the date hereof, all dividends or distributions on the Company Common Shares of the Company that have been declared or authorized have been paid in full.

(h)	No securities of the Company are owned by any of its Subsidiaries.

(3)	Shareholder and Similar Agreements. Except as set forth in the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries is party to any shareholder, pooling, proxy, voting, voting trust or other similar agreement or arrangement relating to the capital stock or other equity interests of the Company or any of the Company Subsidiaries or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in the Company or any of the Company Subsidiaries or providing for registration rights with respect to the Company or any of the Company Subsidiaries, and the Company has not adopted a shareholder rights plan or any other similar plan or agreement.

(4)	Authority. The Company has all necessary power, authority and capacity to enter into and to perform its obligations under this Agreement and all other agreements and instruments to be executed by the Company as contemplated by this Agreement. The execution and delivery of this Agreement by the Company and all other agreements and instruments to be executed by the Company as contemplated by this Agreement, and the completion by the Company of the transactions contemplated herein and therein have been authorized by the Company Board and, subject to obtaining the approval by the Company Shareholders of the Arrangement Resolution, the Interim Order, the Final Order and approval of the Company Circular by the Company Board, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to complete the transactions contemplated hereby or thereby. This Agreement has been executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity.

(5)	No Conflict; Required Filings and Consent. Subject to the receipt of the approvals set out in this Section (5) and except as set forth in the Company Disclosure Letter, the execution and delivery by the Company of this Agreement and the performance by it of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

(a)	result in a violation, contravention or breach of or constitute a default under, or entitle any Person to terminate, accelerate, modify or call any obligations or rights under, require any consent to be obtained under or give rise to any termination rights under any provision of,

(i)	the articles, by-laws or other constating documents of the Company or any of the Company Subsidiaries;

(ii)	any Law to which the Company or any of its Subsidiaries is subject or by which the Company or any of its Subsidiaries is bound, or any of their respective properties or assets, subject to compliance with the matters in Section (6) below and except as would not, individually or in the aggregate, have a Material Adverse Effect; or

(iii)	any Contract, Authorization, Company Material Contract or other Contract to which the Company or any of the Company Subsidiaries is bound or is subject or of which the Company or any of the Company Subsidiaries is the beneficiary except as would not, individually or in the aggregate, have a Material Adverse Effect;

(b)	give rise to any rights of first refusal, rights of first offer, trigger any change of control or influence provisions or any other restriction or limitation, or require any consent or approval to be obtained or notice to be given or other action by any Person under, any Company Material Contract;

(c)	give rise to any right of termination or acceleration, or allow any Person to exercise any rights, constitute a default under, or cause or give rise to, or permit the termination, cancellation, suspension, acceleration, penalty or payment obligation or right to purchase or sale under, or other change of any right or obligation or the loss of any benefit to which the Company or any Company Subsidiary is entitled, under any Company Material Contract to which the Company or any of the Company Subsidiaries is a party or to which it or any of their respective properties or assets are bound, except as would not, individually or in the aggregate, have a Material Adverse Effect;

(d)	result in the imposition of any Encumbrance upon any of the property or assets of the Company or any of the Company Subsidiaries or give any Person the right to acquire any of the Company’s or any of the Company Subsidiaries’ assets, or restrict, hinder, impair or limit the ability of the Company or any of the Company Subsidiaries to conduct the business of the Company or any of the Company Subsidiaries as and where it is now being conducted which would, individually or in the aggregate, have a Material Adverse Effect on the Company; or

(e)	except as disclosed in the Company Disclosure Letter, result in or accelerate the time for payment or vesting of, or increase the amount of, any severance, unemployment compensation, “golden parachute”, bonus, termination payments or similar payments becoming due to any employee, director or officer of the Company or any of the Company Subsidiaries or increase any benefits otherwise payable under any Company Benefit Plan or result in the acceleration of the time of payment or vesting of any benefits thereunder.

(6)	Authorizations. No Authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by the Company or any of the Company Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by the Company of the transactions contemplated hereby other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order and any approvals required by the Final Order; (iii) filings required under the CBCA (including the Articles of Arrangement); (iv) filings with and approvals required by the Securities Authorities, the SEC, the TSX and NYSE American; (v) the HSR Act Approval; and (vi) the Competition Act Approval.

(7)	Company Special Committee Recommendation and Company Board Approval. (i) The Company Special Committee and the Company Board have received the Fairness Opinions; (ii) the Company Special Committee, at a meeting duly called and held, after consultation with management of the Company and legal and financial advisors, has unanimously determined that this Agreement and the Arrangement are fair to the Company Shareholders and are in the best interests of the Company and unanimously determined to recommend approval of this Agreement and the Arrangement to the Company Board and that the Company Board recommend that the Company Shareholders vote in favour of the Arrangement Resolution; (iii) the Company Board, after consultation with its outside legal counsel and financial advisors, has unanimously determined that the Arrangement is in the best interests of the Company and accordingly has approved the entering into of this Agreement and the making of a recommendation that the Company Shareholders vote in favour of the Arrangement Resolution (the “Company Board Approval”); and (iii) each director or officer has advised the Company that he or she intends to vote all the Company Common Shares held by him or her in favour of the Arrangement Resolution.

(8)	Company Subsidiaries. The only Subsidiaries of the Company are the Company Subsidiaries and the Company does not own a direct or indirect voting or equity interest in any Person that is not one of the Company Subsidiaries and has no agreement or other commitment to acquire such interest. Except as disclosed in the Company Disclosure Letter, all of the Company Subsidiaries are, directly or indirectly, wholly-owned by the Company. All of the outstanding shares and other ownership interests in the Company Subsidiaries are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by the Company are, except pursuant to restrictions on transfer contained in constituting documents of such Subsidiaries, true, copies of which have been provided to Triple Flag, are owned free and clear of all Encumbrances, and there are no outstanding options, agreements, warrants, subscriptions, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right of any Person to acquire any such shares or other ownership interests in or material assets or properties of any of the Company Subsidiaries. Except as disclosed in the Company Disclosure Letter, Maverix Metals Trading DMCC has not engaged in any business, enterprise or other activity or entered into any Contract, and the Company and no other Company Subsidiary has provided funding or capital, or otherwise entered into any Contract in respect of or on behalf of Maverix Metals Trading DMCC.

(9)	No Defaults. None of the Company and the Company Subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by the Company or any of the Company Subsidiaries under:

(a)	the articles, by-laws or other constating documents of the Company or any of the Company Subsidiaries; or

(b)	any Contract to which the Company or any of the Company Subsidiaries is a party or by which any of them is bound that would, individually or in the aggregate, have a Material Adverse Effect on the Company.

(10)	Company Authorizations. The Company and the Company Subsidiaries have obtained all Authorizations necessary for the ownership, operation, development, maintenance or use of the material assets of the Company and the Company Subsidiaries or otherwise in connection with the material business or operations of the Company and the Company Subsidiaries and such Authorizations are in full force and effect. The Company and the Company Subsidiaries have fully complied with and are in compliance with all Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a Material Adverse Effect on the Company. There is no action, investigation or proceeding pending or, to the knowledge of the Company, threatened regarding any of such Authorizations. Neither the Company nor any of the Company Subsidiaries has received any notice, whether written or oral, of revocation or non-renewal of any such Authorizations, or of any intention of any Person to revoke or refuse to renew any of such Authorizations, except, in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a Material Adverse Effect on the Company and all such Authorizations continue to be effective in order for the Company and the Company Subsidiaries to continue to conduct their respective businesses as they are currently being conducted. No Person other than the Company or any of the Company Subsidiaries owns or has any proprietary, financial or other interest (direct or indirect) in any of such Authorizations.

(11)	Absence of Changes. Since December 31, 2021:

(a)	the Company and each Company Subsidiary has conducted its business only in the ordinary and regular course of business;

(b)	except as disclosed in the Company Disclosure Letter, there has not occurred, and there exists no change, event, occurrence or state of facts which has had or is reasonably likely to have, a Material Adverse Effect with respect to the Company;

(c)	except as disclosed in the Company Disclosure Letter, there has not been any acquisition or sale or any agreement for the acquisition or sale by the Company or any Company Subsidiary of any material property or assets thereof;

(d)	other than in the ordinary and regular course of business and except as disclosed in the Company Disclosure Letter, there has not been: (A) any creation, incurrence, assumption or guarantee by the Company or any of the Company Subsidiaries of any (i) Liability, Encumbrance or any other obligation of any nature, or (ii) Financial Indebtedness; (B) any making by the Company or any Company Subsidiary of any loan, advance or capital contribution to or investment in any other Person (other than loans made to other Company Subsidiaries); (C) any entering into, amendment of, relinquishment, termination or non-renewal by the Company or any of the Company Subsidiaries, of any Contract or other right or obligation that would, individually or in the aggregate, which has had, or is reasonably likely to have, a Material Adverse Effect on the Company;

(e)	except as disclosed in the Company Disclosure Letter, neither the Company nor any Company Subsidiary has entered into, amended, relinquished, terminated or let lapse any Company Material Contract;

(f)	except as disclosed in the Company Disclosure Letter, the Company has not declared or paid any dividends or made any other distribution on any of the Company Common Shares, Company Preference Shares or made any redemption or other acquisition of the Company Common Shares or Company Preference Shares;

(g)	except as disclosed in the Company Disclosure Letter, the Company has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Company Common Shares or Company Preference Shares;

(h)	except as disclosed in the Company Disclosure Letter, there has not been any material increase in or modification of the compensation or benefits payable or provided to or to become payable or provided by the Company or any of the Company Subsidiaries to any of their respective directors, officers, employees or consultants, or any grant to any such director, officer, employee or consultant of any material increase in severance or termination entitlements or any material increase or modification of any bonus, pension, insurance or benefit entitlement (including grants of awards under any Company Benefit Plan) made to, for or with any of such directors, officers, employees or consultants;

(i)	the Company has not effected any material change in its accounting methods, principles or practices; and

(j)	neither the Company nor any Company Subsidiary has adopted or terminated any, or materially amended any, collective bargaining agreement (or similar agreement), bonus, pension, profit sharing, equity (including without limitation, stock purchase or stock option) or other Company Benefit Plan or shareholder rights plan.

(12)	Material Contracts.

(a)	Set out in the Company Disclosure Letter is a list of each Company Material Contract. The Company has made available to Triple Flag for inspection true and complete copies of all Company Material Contracts to which the Company or any Company Subsidiary is a party and no such Company Material Contract has been modified, rescinded or terminated.

(b)	Each Company Material Contract to which the Company or any Company Subsidiary is a party is in full force and effect, unamended, and the Company or the Company Subsidiary is entitled to all rights and benefits thereunder in accordance with the terms thereof. Each of the Company Material Contracts is a valid and binding obligation of the Company or the Company Subsidiary party thereto, as applicable, and the other parties thereto enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(c)	The Company or the Company Subsidiary party thereto, as applicable, has performed in all material respects all respective obligations required to be performed by it to date under the Company Material Contracts and neither the Company nor any Company Subsidiary, or, to the knowledge of the Company, any of the other parties thereto, is in material breach or violation of or in default under (in each case, with or without notice or lapse of time or both) any Company Material Contract and neither the Company nor any Company Subsidiary has received or given any notice of default under any Company Material Contract which remains uncured, and, to the knowledge of the Company, there exists no state of facts which after notice or lapse of time or both would constitute a default under or material breach of any Company Material Contract or the inability of a party to any Company Material Contract to perform its obligations thereunder.

(d)	Neither the Company nor any Company Subsidiary has received any notice (whether written or oral), that any party to a Company Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with the Company or with the Company Subsidiary, as applicable, and, to the knowledge of the Company, no such action has been threatened.

(13)	Company Royalty and Stream Interests.

(a)	Each of the Company Royalty and Stream Interests is set out in the Company Disclosure Letter and the Company has provided to Triple Flag true copies of each Company Royalty and Stream Agreement, none of which has been amended, modified, supplemented, replaced or terminated except as described in the Company Disclosure Letter. Other than the Company Royalty and Stream Interests and as disclosed in the Company Disclosure Letter, neither the Company nor any Company Subsidiary has, or has any interest or rights or options to acquire, any royalty, streaming, net profit, production payment, mineral rights and interests (including mining, mineral or exploration concessions, claims, leases, licenses, Authorizations or other rights to exploit, explore, develop, mine or produce any minerals or any interest therein).

(b)	Other than as set out in the Company Disclosure Letter, the Company and the Company Subsidiaries are the sole legal and beneficial owners, and have valid and sufficient right, title and interest, free and clear of any defect or Encumbrance: (A) to each of the Company Royalty and Stream Interests; and (B) to, or are entitled to the benefits of, all of their respective properties and assets of any nature whatsoever and to all benefits derived therefrom including all the properties and assets reflected in the balance sheet forming part of the Company Public Disclosure Documents, except as indicated in the notes thereto or in the Company Disclosure Letter, together with all additions thereto, and their interests in such properties and assets are not subject to any Encumbrance (other than the Company Permitted Encumbrances) or defect in title of any kind.

(c)	Except as disclosed in the Company Disclosure Letter, each Company Royalty and Stream Agreement is legal, valid, binding and in full force and effect and is enforceable by the Company or a Company Subsidiary in accordance with its terms (subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity). The Company and the Company Subsidiaries have not, directly or indirectly, assigned any of their rights or obligations under and retain their full original economic interest in the Company Royalty and Stream Interests.

(d)	Except as disclosed in the Company Disclosure Letter, neither the Company, nor any Company Subsidiary, nor, to the knowledge of the Company, any counterparty to any Company Royalty and Stream Interest, is in breach thereof and there exists no default or event of default or event, occurrence, condition or act, which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default, event of default or that would otherwise provide a counterparty with a termination right or otherwise materially adversely affect any party’s rights or obligations thereunder. Neither the Company nor any Company Subsidiary has knowledge of, or has received notice of, any actual or alleged breach or default under nor, to the knowledge of the Company, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under any Company Royalty and Stream Interest by any other party to such Company Royalty and Stream Interest. Except as disclosed in the Company Disclosure Letter, no Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase, assignment or acquisition, in whole or in part, of any interest in any Company Royalty and Stream Interest.

(e)	Except as disclosed in the Company Disclosure Letter, there are no adverse Claims (i) directly against the Company or any Company Subsidiary pending, (ii) which have not been asserted directly against the Company or a Company Subsidiary which to the knowledge of the Company are pending, (iii) to the knowledge of the Company, threatened against the Company or the Company Subsidiaries or (iv) to the knowledge of the Company, that have been commenced, or are pending or threatened, relating to the Company Underlying Mineral Properties which could affect the Company’s or its Subsidiaries’ right, title or interest in the Company’s assets or the ability of the Company or its Subsidiaries to receive the benefits associated with the Company’s assets, including the title to or ownership by the Company or the Company Subsidiaries of the foregoing, or which might involve the possibility of any judgement or Liability affecting the Company Royalty and Stream Interests.

(f)	Other than as set out in the Company Disclosure Letter: (A) the Company and its Subsidiaries have the exclusive right to own and receive all benefits associated with the Company Royalty and Stream Interests; (B) no Person other than the Company or its Subsidiaries has any interest in the Company Royalty and Stream Interests or the production, payments, benefits or profits therefrom, or any right to acquire or otherwise obtain any such interest; (C) there are no back-in rights, earn-in rights, rights of first refusal, off-take rights or obligations, third party royalty rights, third party streaming rights, or other rights of any nature whatsoever which would affect the Company’s or its Subsidiaries’ interests in the Company Royalty and Stream Interests, and no such rights are threatened; (D) there is no Contract or any other right or obligation binding upon, or which at any time in the future may become binding upon the Company or any of its Subsidiaries requiring it to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or encumber any of the Company Royalty and Stream Interests; (E) neither the Company nor any Company Subsidiary has received any notice, whether written or oral, from any Governmental Entity or any other Person of any revocation or intention to revoke, diminish or challenge its interest in the Company Royalty and Stream Interests; and (F) each of the Company Royalty and Stream Interests and Company Royalty and Stream Agreements complies with all Laws.

(g)	Except as disclosed in the Company Disclosure Letter, none of the directors or officers of the Company holds any right, title or interest in, nor has taken any action to obtain, directly or indirectly, any right, title and interest in any of the Company’s assets or in any Authorization, concession, claim, lease, licence or other right with respect to the Company’s assets or the Company Underlying Mineral Properties.

(h)	The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(i)	contravene, conflict with or result in a violation or breach of any Law applicable to the Company or any Company Subsidiary with respect to any Company Royalty and Stream Interest;

(ii)	except as disclosed in the Company Disclosure Letter, contravene, conflict with, or result in a violation or breach of, or allow any Person to exercise any rights, require any consent or approval to be obtained or notice to be given under, or constitute a default under, or cause or give rise to a third party right of termination, cancellation, suspension, acceleration, penalty or payment obligation or right to purchase or sale under, or other change of any right or obligation or the loss of any benefit to which the Company or any Company Subsidiary is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any Company Royalty and Stream Agreement; or

(iii)	result in the creation or imposition of any Encumbrance (other than Company Permitted Encumbrances) in respect of any Company Royalty and Stream Interest.

(i)	The Company has obtained and has maintained all governmental and third-party Authorizations necessary for execution, delivery and performance of each Company Key Royalty and Stream Agreement and consummation of the transactions thereunder.

(j)	The Company does not have any knowledge of any fact relating to any of its Company Royalty and Stream Interests, which would reasonably be expected to materially and adversely affect the business, operations or condition (financial or otherwise) or prospects of the Company and the Company Subsidiaries, taken as a whole. To the Company’s knowledge, in respect of the Company Underlying Mineral Properties in respect of the Company Key Royalty and Stream Agreements:

(i)	The owner or operator (for the purposes of this Section (13) of Schedule C, an “Operator” or the “Operators”) of each Company Underlying Mineral Property holds all material requisite Authorizations necessary or appropriate for carrying on its respective business as currently carried on with respect to the Company Underlying Mineral Property and that such Authorizations are not invalid and are subsisting and in good standing in accordance with applicable Laws.

(ii)	No Operator has received any notice of any Claims relating to the revocation or adverse modification of any material mining license, registration, qualification or Authorization, and no Operator has received notice of the revocation or cancellation of, or any intention to revoke or cancel, any mining rights, exploration or prospecting rights, concessions or licenses with respect to any Company Underlying Mineral Property.

(iii)	No part of the Company Underlying Mineral Properties has been taken, revoked, condemned or expropriated by any Governmental Entity nor has any written notice or Claim in respect thereof been given, commenced or threatened or is pending, nor does the Company have any knowledge of the intent or proposal to give any such notice or commence any such Claim.

(14)	No Contracts or Commitments. Except as disclosed in the Company Disclosure Letter, there are no Contracts, covenants, undertakings or other commitments of or on behalf of the Company under which the completion of the Arrangement or the other transactions contemplated herein would: (i) have the effect of imposing restrictions or obligations on the Company; or (ii) impose restrictions on the ability of the Company to pay any dividends or make other distributions to its shareholders.

(15)	Employment Agreements.

(a)	The Company has provided Triple Flag with a true and complete copy of each employment agreement or offer letter (or similar agreement) relating to current employees of the Company and the Company Subsidiaries and all amendments thereto.

(b)	The Company has provided Triple Flag with a true and complete copy of each employment agreement or offer letter (or similar agreement) or termination or severance agreement (or similar agreement) relating to any former employees of the Company or the Company Subsidiaries pursuant to which there are any outstanding Claims.

(c)	The Company and the Company Subsidiaries are and have been operated in compliance with all applicable Laws relating to employment and labour, including without limitation, with respect to wages, hours of work, overtime, vacation, termination of employment, accessibility, human rights, discrimination and harassment and there are no outstanding Claims under any such Laws and to the knowledge of the Company, there is no basis for any Claims under such Laws.

(d)	There is no Claim pending or, to the knowledge of the Company, threatened involving any employee or former employee of the Company or the Company Subsidiaries with respect to their employment or the termination thereof and there has been none for the past five (5) years.

(e)	All amounts due or accrued for all salary, wages, fees, incentive compensation (including bonuses, commissions, annual incentives and long-term incentives), vacation with pay, sick days, benefits and other direct compensation for services in respect of each employee of the Company and the Company Subsidiaries have been paid. Neither the Company nor any of the Company Subsidiaries are (i) delinquent with respect to payments or the provision of compensation and benefits to any of its employees (or former employees) for any salaries, wages, fees, incentive compensation (including bonuses, commissions, annual incentives and long-term incentives), vacation with pay or other direct compensation for any services performed by them or amounts required to be reimbursed to such persons or any Taxes or any penalty for failure to comply with any of the foregoing, or (ii) liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment or workers’ compensation benefits, social security or other benefits or obligations for employees (other than immaterial routine payments to be made pursuant to claims in the ordinary course of business or as required by applicable Laws).

(f)	Except as disclosed in the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries is a party to any written or oral policy, Contract or understanding providing for severance or termination entitlements that would be triggered or increased by, or in connection with, the Company entering into this Agreement or the completion of the Arrangement, in each case, whether separately or together with any other action.

(g)	Neither the Company nor any Company Subsidiary has any employee or consultant whose employment or Contract with the Company or one of the Company Subsidiaries cannot be terminated by the Company or the Company Subsidiaries, as applicable.

(h)	Neither the Company nor any Company Subsidiary is or has been: (a) a party to any collective bargaining agreement (or similar agreement); (b) to the knowledge of the Company, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement (or similar Contract); or (c) subject to any current, or to the knowledge of the Company, pending or threatened strike, lockout, slowdown or work stoppage.

(16)	Financial Matters.

(a)	The Company’s audited consolidated financial statements as at and for the financial year ended December 31, 2021 and consolidated interim financial report for the three month period ended June 30, 2022 (collectively, the “Company Financial Statements”) were prepared in accordance with IFRS and present fairly, in all material respects, the consolidated financial position of the Company at the respective dates indicated, and its consolidated financial performance and its consolidated cash flows for the periods then ended. The Company does not have any Liability (including Liabilities to fund any operations or work or exploration program to give any guarantees or for Taxes other than Taxes not yet due), whether accrued, absolute, contingent or otherwise, or any related party transactions or off-balance sheet transactions not reflected in the Company Financial Statements except (i) Liabilities incurred in the ordinary and regular course of business since June 30, 2022, which Liabilities would not reasonably be expected to have a Material Adverse Effect on the Company, and (ii) Liabilities incurred in the ordinary and regular course of business that are not required to be set forth in the Company Financial Statements under IFRS.

(b)	As at November 9, 2022, the aggregate cash balance held by the Company and the Company Subsidiaries is approximately $19,457,407.34.

(c)	The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the 1934 Act) that comply with the requirements of the 1934 Act and such disclosure controls and procedures are effective. The Company maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the 1934 Act) which complies with the requirements of the 1934 Act. Such system of internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(d)	The Company maintains a system of disclosure controls and procedures (as such term is defined in NI 52-109) to provide reasonable assurance that (i) material information relating to the Company is made known to the Company’s management, including its chief financial officer and chief executive officer, particularly during the periods in which the Company’s interim filings and annual filings (as such terms are defined in NI 52-109) are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under applicable securities Laws are recorded, processed, summarized and reported within the time periods specified in applicable securities Laws. The Company maintains a system of internal control over financial reporting (as such term is defined in NI 52-109) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Since December 31, 2021, there has been no material change in the Company’s internal control over financial reporting.

(e)	Since December 31, 2021, neither the Company nor any of the Company Subsidiaries nor, to the Company’s knowledge, any director, officer, employee, auditor, accountant or representative of the Company or any of the Company Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or Claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of the Company Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or Claim that the Company or any of the Company Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Company Board.

(17)	Auditors. The auditors of the Company are independent public accountants as required by applicable Laws and there is not now, and there has never been, any reportable event (as defined in NI 51-102) with the present or any former auditors of the Company.

(18)	Books and Records. The corporate records and minute books of the Company and the Company Subsidiaries have been maintained in accordance with all applicable Laws and are complete and accurate in all respects, except where such incompleteness or inaccuracy would not have a Material Adverse Effect on the Company. Financial books and records and accounts of the Company and the Company Subsidiaries, in all material respects: (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice, in accordance with IFRS and the accounting principles generally accepted in the country of domicile of such entity; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of the Company and the Company Subsidiaries; and (iii) accurately and fairly reflect the basis for the Company Financial Statements.

(19)	Litigation. Except as disclosed in the Company Disclosure Letter, there is no Claim pending or in progress or, to the knowledge of the Company, threatened against or relating to the Company, any of the Company Subsidiaries or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, had, or could reasonably be expected to have, a Material Adverse Effect on the Company or that would materially impede the consummation of the transactions contemplated by this Agreement. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of the Company, threatened against or relating to the Company or any of the Company Subsidiaries before any Governmental Entity. Neither the Company nor any Company Subsidiary nor any of their respective properties or assets is subject to any outstanding Authorization that involves or may involve, or restricts or may restrict the right or ability of the Company or any of the Company Subsidiaries, as the case may be, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement or have a Material Adverse Effect on the Company.

(20)	Interest in Properties. Except as disclosed in the Company Disclosure Letter:

(a)	Neither the Company nor any Company Subsidiary owns, has any interest in, or is a party to or bound by or subject to any Contract or commitment, or any option to purchase, any real or immovable property.

(b)	All of the existing leases, subleases, licenses or other agreements pursuant to which the Company or any of its Subsidiaries uses or occupies, or has the right to use or occupy, now or in the future, any real property (such property, the “Leased Real Property”, and each such lease, sublease, license or other agreement, a “Lease”). Each such Lease is accurately disclosed in the Company Disclosure Letter. Other than the Leased Real Property set out in the Company Disclosure Letter, none of the Company and the Company Subsidiaries uses, leases or has any interest in any real property or any mineral interests or rights.

(c)	With respect to the Leased Real Property, each Lease constitutes a legal, valid and binding obligation of the Company or a Company Subsidiary, as the case may be, enforceable against the Company or such Company Subsidiary, as the case may be, in accordance with its terms and is in full force and effect (subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity), and, to the knowledge of the Company, the Company or a Company Subsidiary has valid leasehold estates in the Leased Real Property, free and clear of all Encumbrances (other than Company Permitted Encumbrances or any other Encumbrances arising by, through or under the Company or any Company Subsidiary).

(d)	Except as disclosed in the Company Disclosure Letter, neither the Company nor any Company Subsidiary, as the case may be, is in breach of or default under any such Lease and no event has occurred which, without the giving of notice or lapse of time, or both, would constitute a breach of or default under any such Lease. To the knowledge of the Company, no counterparty to any such Lease is in default thereunder and there are no disputes with respect to any such Lease and neither the Company nor any Company Subsidiary has collaterally assigned or granted any other security interest in any such Lease or any interest therein, and there are no Encumbrances (other than Company Permitted Encumbrances) on the estate or interest created by any such Lease.

(21)	Records and Data. The Company has delivered to Triple Flag, or provided Triple Flag with access to, all material scientific and technical information in its possession or under its control relating to the Company Royalty and Stream Interests, including (i) geological, geophysical, geochemical, sampling, drilling, trenching, analytical testing, assaying, mineralogical, metallurgical and other similar information, including maps, charts and surveys, (ii) scoping, pre-feasibility, feasibility, engineering and other technical studies, exploration plans, development plans, mine plans or similar studies or analyses, (iii) plans, blueprints, process flow sheets, equipment and parts lists, instructions, manuals, and equipment records and procedures, and (iv) exploration, development, operations, production and other technical records, data and reports.

(22)	Technical Matters. Since January 1, 2022, the Company is in material compliance with the applicable provisions of NI 43-101 and has duly filed with the applicable regulatory authorities all reports required by NI 43-101, and all such reports complied in all material respects with the requirements of NI 43-101 at the time of filing thereof. The scientific and technical information set forth in the Company Public Disclosure Documents relating to mineral resources and mineral reserves required to be disclosed therein pursuant to NI 43-101 has been prepared by the Company and/or, to the knowledge of the Company, the Operators and their respective consultants, as applicable, in accordance with methods generally applied in the mining industry and conforms in all material respects with the requirements of NI 43-101 and securities Laws. At the date hereof, there are no outstanding unresolved comments of any Securities Authority, the SEC or any stock exchange in respect of the technical disclosure made in the Company Public Disclosure Documents.

(23)	Off-Balance Sheet Transactions. None of the Company or any of the Company Subsidiaries is party to or bound by any operating leases or any “off-balance sheet” transactions or arrangements.

(24)	Title and Rights re: Other Assets. Except as disclosed in the Company Disclosure Letter, the Company and the Company Subsidiaries have good and valid title to all their respective material properties and assets reflected in the Company Financial Statements (or acquired after June 30, 2022) or valid leasehold or licence interests in all material properties and assets not reflected in such financial statements but used by the Company or any of the Company Subsidiaries, free and clear of all material Encumbrances other than the Company Permitted Encumbrances, and there are no back-in rights, earn-in rights, purchase options, rights to first refusal or similar provisions or rights which would affect the Company’s or one of the Company Subsidiaries’ interest in any of the foregoing-described material properties and assets other than the Leased Real Property.

(25)	Intellectual Property. Each of the Company and the Company Subsidiaries owns or has the right to use all Intellectual Property required to carry on its business as currently conducted and proposed to be conducted. To the knowledge of the Company, there has been no claim of infringement by any of the Company or any of the Company Subsidiaries or breach by the Company or any of the Company Subsidiaries of any Intellectual Property rights or industrial rights of any other Person, and neither the Company nor any Company Subsidiary has received any notice that the conduct of its business infringes on any Intellectual Property rights or industrial rights of any other Person.

(26)	Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect on the Company or as disclosed in the Company Disclosure Letter:

(a)	all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of the Company or any of the Company Subsidiaries, have been: (A) duly paid; (B) duly performed; or (C) provided for prior to the date hereof; and

(b)	all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any Contracts to which the Company or any of the Company Subsidiaries is directly or indirectly bound, have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

(27)	Insurance. The Company maintains policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the streaming and royalty industry and such policies are in full force and effect as of the date hereof.

(28)	Environmental. Except to the extent that any violation or other matter referred to in this subsection does not, individually or in the aggregate, have a Material Adverse Effect on the Company:

(a)	the Company and the Company Subsidiaries are and have been in compliance with, and are not in violation of, any Environmental Laws;

(b)	the Company and the Company Subsidiaries have operated their respective business at all times and have generated, received, handled, used, stored, treated, shipped and disposed of all Hazardous Substances in compliance with Environmental Laws;

(c)	there have been no Releases of Hazardous Substances into or in the earth, air or any body of water, whether surface or otherwise, or any municipal or other sewer or drain or drinking or water systems, by the Company or any of the Company Subsidiaries or at, to or from the Company’s or any of the Company Subsidiaries’ assets or operations;

(d)	no notifications, directives, demands, Claims, instructions, directions or notices have been issued and remain outstanding by any Governmental Entity pursuant to any Environmental Laws relating to the business or assets of the Company or any of the Company Subsidiaries;

(e)	neither the Company nor any of the Company Subsidiaries has failed to report to the proper Governmental Entity the occurrence of any event which is required to be so reported by any Environmental Laws;

(f)	the Company and the Company Subsidiaries have made available to Triple Flag all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental, health, and safety matters; and

(g)	to the knowledge of the Company, neither the Company nor any Company Subsidiary is subject to any past or present fact, condition or circumstance that could reasonably be expected to result in Liability under any Environmental Laws.

(29)	Indigenous Affairs. Except as disclosed in the Company Disclosure Letter:

(a)	(A) the Company and the Company Subsidiaries are carrying on business in compliance in all material respects with all Laws associated with aboriginal-related matters, and (B) there are no facts that could give rise to non-compliance by the Company or any of the Company Subsidiaries in respect of any such Laws;

(b)	there are no Contracts, written or verbal, between the Company or any Company Subsidiary and any Indigenous Group;

(c)	there are no Claims (i) asserted directly against the Company or any Company Subsidiary, (ii) which have not been asserted directly against the Company or a Company Subsidiary which to the knowledge of the Company are pending, (iii) to the knowledge of the Company, threatened affecting the Company or any of the Company Subsidiaries, or (iv) to the knowledge of the Company, that have been commenced, or are pending or threatened relating to the Company Underlying Mineral Properties, at law or in equity before or by any Governmental Entity, with respect to Indigenous rights or the duty to consult. Neither the Company nor any of the Company Subsidiaries is subject to any outstanding Authorization with respect to such Indigenous rights or duty to consult;

(d)	to the knowledge of the Company, no blockade, occupation, illegal action or on-site protest by an Indigenous Group has occurred or has been threatened in connection with the activities on the Company Underlying Mineral Properties; and

(e)	no information has been received by the Company or its Subsidiaries, or to the knowledge of the Company, by any of the Operators, from an Indigenous Group which could reasonably be expected to have a Material Adverse Effect on the Company or the Company Royalty and Stream Interests.

(30)	NGOs and Community Groups. No dispute between the Company or the Company Subsidiaries, or to the knowledge of the Company, the Operators of the Company Underlying Mineral Properties, and any non-governmental organization, community, or community group exists or, to the knowledge of the Company, is threatened or imminent with respect to any of the Company Royalty and Stream Interests or the Company Underlying Mineral Properties. The Company has provided Triple Flag and the Triple Flag Representatives with full and complete access to all material correspondence received by the Company, its Subsidiaries and their respective Company Representatives from any non-governmental organization, community, community group or Indigenous Group.

(31)	Employment, Labour, Health and Safety. Except as would not, individually or in the aggregate, have a Material Adverse Effect:

(a)	the Company and each of the Company Subsidiaries has operated in all material respects in accordance with all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights, labour relations and privacy, and there are no current, pending, or to the knowledge of the Company, threatened proceedings before any Governmental Entity with respect to any such matters;

(b)	neither the Company nor any of the Company Subsidiaries, nor to the knowledge of the Company, any of the Operators, has received any demand or notice with respect to a breach of any applicable health and safety Laws, the effect of which would be reasonably expected to materially and detrimentally affect operations relating to the Company Underlying Mineral Properties in respect of the Company Key Royalty and Stream Agreements; and

(c)	there are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance Law and neither the Company nor any of the Company Subsidiaries has been reassessed in any respect under such Law during the past three (3) years and, to the knowledge of the Company, no audit of the Company or the Company Subsidiaries is currently being performed pursuant to any applicable workplace safety and insurance Law. There are no Claims pending against the Company or the Company Subsidiaries, or to the knowledge of the Company, against any of the Operators (or naming the Company, the Company Subsidiaries or any Operator as a potentially responsible party) based on non-compliance with any applicable health and safety Laws at any of the operations relating to the Company Underlying Mineral Properties in respect of the Company Key Royalty and Stream Agreements.

(32)	Tax Matters.

(a)	Each of the Company and the Company Subsidiaries has duly and timely made or prepared all federal income Tax Returns and all other material Tax Returns required to be made or prepared by it, has duly and timely filed all federal income Tax Returns and all other material Tax Returns required to be filed by it with the appropriate Governmental Entity and such Tax Returns are true, complete and correct;

(b)	Each of the Company and the Company Subsidiaries has: (A) duly and timely paid all material Taxes due and payable by it; (B) duly and timely deducted or withheld all material Taxes and other amounts required by Law to be deducted or withheld by it and has duly and timely remitted to the appropriate Governmental Entity such material Taxes and other amounts required by Laws to be remitted by it; and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales, sales, value added, federal, provincial, state or territorial sales taxes, required by Laws to be collected by it and have duly and timely remitted to the appropriate Governmental Entity any such amounts required by Laws to be remitted by it;

(c)	The charges, accruals and reserves for Taxes reflected on the Company Financial Statements (whether or not due and whether or not shown on any of the Tax Returns but excluding any provision for deferred income taxes) are, in the opinion of the Company, adequate under IFRS to cover Taxes with respect to the Company and the Company Subsidiaries for the periods covered thereby;

(d)	There are no Claims now pending or, to the knowledge of the Company, threatened against any of the Company or the Company Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes;

(e)	Neither the Company nor any of the Company Subsidiaries has requested, offered to enter into or entered into any Contract, or executed any waiver, providing for an extension within which (i) to file any Tax Return covering any Taxes for which it is or may be liable; (ii) to file any elections, designations or similar filings relating to Taxes for which it is or may be liable; (iii) it is required to pay or remit amounts on account of Taxes; or (iv) any Governmental Entity may assess or collect Taxes for which it may be liable;

(f)	Except as disclosed in the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries is bound by, is party to, or has any obligation under any tax sharing, allocation, indemnification or similar agreement;

(g)	Since the date of the most recent interim financial report included in the Company Financial Statements, neither the Company nor any of the Company Subsidiaries has incurred any material Liability, whether actual or contingent, for Taxes or engaged in any transaction or event that would result in any material Liability, whether actual or contingent, for Taxes, other than in the ordinary course of business;

(h)	For all material transactions between the Company or a Company Subsidiary and any Person not resident in Canada for purposes of the Tax Act with whom the Company or such Company Subsidiary was not dealing at arm’s length, the Company or such Company Subsidiary has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act and there are no material transactions to which subsection 247(2) or subsection 247(3) of the Tax Act may reasonably be expected to apply;

(i)	Neither the Company nor any of the Company Subsidiaries has made or incurred any deductible outlay or expense owing to a Person not dealing at arm’s length with the Company or such Company Subsidiary, the amount of which would, absent an election under paragraph 78(1)(b) of the Tax Act, be included in the Company or such Company Subsidiary’s income for Canadian income tax purposes for any taxation year or other fiscal period that ends after the Effective Date under paragraph 78(1)(a) of the Tax Act or a corresponding provision of provincial Law;

(j)	None of Sections 78 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) have applied to the Company or the Company Subsidiaries, and there are no circumstances existing which could reasonably be expected to result in the application of Sections 78 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) to the Company or the Company Subsidiaries;

(k)	There are no circumstances which exist and would result in, or which have existed and resulted in, Section 17 of the Tax Act requiring a material amount to be included in the income of the Company or to the Company Subsidiaries. Neither the Company nor any of the Company Subsidiaries is obligated to make any material payments or is a party to any Contract under which it could be obligated to make any payment that will not be deductible in computing its income under the Tax Act by virtue of Section 67 of the Tax Act;

(l)	true copies of all income Tax Returns prepared and filed by the Company and the Company Subsidiaries since January 1, 2019, and true copies of all other Tax Returns copies of which were requested by Triple Flag, in each case together with any related notices of assessment received by the Company and the Company Subsidiaries during the past three (3) years, have been made available to Triple Flag on or before the date of this Agreement;

(m)	Neither the Company and the Company Subsidiaries has acquired property from a non-arm’s length Person, within the meaning of the Tax Act: (A) for consideration the value of which is less than the fair market value of the property; or (B) as a contribution of capital for which no shares were issued by the acquirer of the property;

(n)	for the purposes of the Tax Act and any other relevant Tax purposes:

(i)	the Company is resident in Canada; and

(ii)	each of the Company Subsidiaries is resident in the jurisdiction in which it was formed, and is not resident in any other country;

(o)	neither the Company nor any of the Company Subsidiaries is required to file any Tax Returns outside of its jurisdiction of incorporation;

(p)	there are no Encumbrances for Taxes upon any properties or assets of the Company or any of the Company Subsidiaries (other than Encumbrances relating to Taxes not yet due and payable or which are being contested in good faith and for which adequate reserves have been recorded on the most recent balance sheet included in the Company Financial Statements);

(q)	except as disclosed in the Company Disclosure Letter, neither the Company nor any Company Subsidiary is a party to any Contract or plan that has resulted or could result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local, or non-U.S. Tax law) or (ii) any amount that will not be fully deductible as a result of Section 162(m) of the Code (or any corresponding provision of state, local, or non-U.S. Tax law);

(r)	no Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Date as a result of any:

(i)	change in method of accounting for a taxable period ending on or prior to the Effective Date;

(ii)	use of an improper method of accounting for a taxable period ending on or prior to the Effective Date;

(iii)	“closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) executed on or prior to the Effective Date;

(iv)	installment sale or open transaction disposition made on or prior to the Effective Date; or

(v)	prepaid amount received, other than in the ordinary course of business, on or prior to the Effective Date;

(s)	except as disclosed in the Company Disclosure Letter, neither the Company nor any Person acting on its behalf has made a formal determination whether the Company is or was classified as a “passive foreign investment company” within the meaning of Section 1297 of the Code for any taxable year;

(t)	the Company is not and has never been a “controlled foreign corporation” within the meaning of Section 957 of the Code;

(u)	no Company Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code (i) within the last two years or (ii) that could otherwise constitute part of a “plan” or “series of transactions” (within the meaning of Section 355(e) of Code) in conjunction with this Agreement; and

(v)	neither the Company nor any Company Subsidiary is or has been a party to any “reportable transaction” as defined in Section 6707A(c)(1) of the Code and Section 1.6011-4(b) of the Treasury Regulations promulgated under the Code.

(33)	Non-Arm’s Length Transactions. Except for employment or employment compensation agreements entered into in the ordinary course of business, and except as disclosed in the Company Disclosure Letter, there are no current Contracts, arrangements or other transactions (including relating to Financial Indebtedness by the Company or any of the Company Subsidiaries) between the Company or any of the Company Subsidiaries on the one hand, and any: (i) officer or director of the Company or any of the Company Subsidiaries; (ii) any holder of record or, to the knowledge of the Company, beneficial owner of 5% percent or more of the voting securities of the Company; or (iii) any affiliate or associate of any such officer, director or beneficial owner, on the other hand.

(34)	Pension and Employee Benefits.

(a)	The Company Disclosure Letter contains a true, complete and accurate list of all Company Benefit Plans and, except as disclosed in the Company Disclosure Letter, the Company Benefit Plans have not been amended, terminated, varied or otherwise supplemented since December 31, 2021.

(b)	The Company has made available to Triple Flag: (i) true and complete copies of all material documents setting forth the terms of each Company Benefit Plan, including all amendments thereto and all related trust documents; (ii) the most recent annual report in connection with each Company Benefit Plan, if any; (iii) the most recent actuarial report for each Company Benefit Plan, if any; (iv) the most recent summary plan description with respect to each Company Benefit Plan, if any; and (v) all material Contracts, relating to each Company Benefit Plan, including administrative service agreements and group insurance Contracts.

(c)	All Company Benefit Plans are, and have been, established, registered, qualified, administered, sponsored, funded and invested in accordance with the terms of such Company Benefit Plan, including the terms of the material documents that support such Company Benefit Plan, and all applicable Laws.

(d)	Except as disclosed in the Company Disclosure Letter, none of the Company Benefit Plans provides for, and no employees, consultants, directors or former employees, consultants or directors, in each case, of the Company or the Company Subsidiaries are entitled to, benefit increases, retention bonuses or payments or benefits becoming due or the acceleration of vesting or the time of payment of compensation or benefits or an increase in payment or funding obligations that are contingent upon, or will be triggered by, or in connection with, the completion of the transactions contemplated herein or the execution and delivery of this Agreement (whether separately or together with any other action) and for greater certainty, shall include, but not be limited to, any double-trigger change of control entitlements (each a “Change of Control Payment”). The Company Disclosure Letter shall describe in detail each Change of Control Payment, including setting out the applicable recipient or Company Benefit Plan, the entitlement and the total amount owing thereunder (if applicable), which shall be calculated as if the triggering date is the date hereof.

(e)	There are no unfunded liabilities in respect of any Company Benefit Plan including going concern unfunded liabilities, solvency deficiencies or wind-up deficiencies where applicable. None of the Company Benefit Plans is a defined benefit pension plan or multi-employer pension plan.

(f)	None of the Company Benefit Plans provides benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependants of such employees.

(g)	There is no Claim (other than routine claims for payments of benefits) pending or, to the knowledge of the Company, threatened involving any Company Benefit Plan or its assets.

(h)	The Company and the Company Subsidiaries have no Liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, and there has been no communication to employees by the Company or, to the knowledge of the Company, any of the Company Subsidiaries, which could reasonably be interpreted to promise or guarantee such employees retiree health or life insurance or other retiree death benefits.

(i)	No Company Benefit Plan is a “registered pension plan” as such term is defined in the Tax Act, is a defined benefits plan.

(j)	Any contributions required to be made under each the Company Benefit Plan, as of the date hereof, have been timely made and all obligations in respect of each the Company Benefit Plan have been properly accrued and reflected in the audited financial statements for the Company as at and for the fiscal year ended December 31, 2021, including the notes thereto and the report by the Company’s auditors thereon.

(k)	To the knowledge of the Company, no event has occurred respecting any Company Benefit Plan which would result in the revocation of the registration of such Company Benefit Plan or entitle any person (without the consent of the Company) to wind up or terminate any Company Benefit Plan, in whole or in part, or which could otherwise reasonably be expected to adversely affect the tax status of any such Company Benefit Plan.

(l)	Except as disclosed in the Company Disclosure Letter, no Company Benefit Plan is maintained for the benefit of any employees or other service providers who reside or primarily work outside of Canada or is otherwise subject to the laws of any jurisdiction outside of Canada.

(35)	Reporting Status. The Company is a reporting issuer or its equivalent in each of the provinces of Canada. The Company Common Shares are registered pursuant to Section 12(b) of the 1934 Act, the Company is subject to the reporting requirements of Section 13 of the 1934 Act and the Company is not in default in any material respect of its obligations as such. The Company Common Shares are listed on the TSX and NYSE American and are not listed or quoted on any other market, and the Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX and NYSE American.

(36)	No Cease Trade. The Company is not subject to any cease trade or other order of the TSX, NYSE American, any Securities Authority or the SEC, and, to the knowledge of the Company, no investigation or other proceedings involving the Company that may operate to prevent or restrict trading of any securities of the Company are currently in progress or pending before the TSX, NYSE American, any Securities Authority or the SEC.

(37)	Reports. The Company has filed with the Securities Authorities, the SEC, the TSX, NYSE American and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it. Such forms, reports, schedules, statements, certifications, material change reports and other documents, at the time filed or, if amended, as of the date of such amendment: (i) did not contain any misrepresentation (as defined by securities Laws) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and (ii) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities, the SEC, the TSX, NYSE American or other self-regulatory authority having jurisdiction over the Company except where such non-compliance has not had, or would not reasonably be expected to have, a Material Adverse Effect on the Company. The Company has not filed any confidential material change or other report or other document with any Securities Authorities, the TSX or other self-regulatory authority which at the date hereof remains confidential. None of the Company Subsidiaries are required to file any reports or other documents with any of the Securities Authorities, the SEC, the TSX or NYSE American. As of the date hereof, the Company has made available to Triple Flag true, complete and correct copies of all comment letters, inquiries and other correspondence with all Securities Authorities, the SEC, the TSX, NYSE American or other self-regulatory authorities having jurisdiction over the Company since January 1, 2020.

(38)	Compliance with Laws. The business and operations of the Company and the Company Subsidiaries have been since January 1, 2020 and are now being conducted in accordance with good industry practices and in material compliance with all Laws applicable to the business and operations of the Company and of any of the Company Subsidiaries, and none of the Company or any of the Company Subsidiaries has received any notice of any alleged violation of any such Laws, other than non-compliance or violations which have not had and would not, individually or in the aggregate, have a Material Adverse Effect.

(39)	Code of Ethics. The Code of Ethics has been adopted by the Company Board and a true, correct and complete copy has been made available to Triple Flag. To the knowledge of the Company there have been no material violations or contraventions of the Code of Ethics by any officer, director, employee, consultant, contractor or agent of the Company or the Company Subsidiaries. No variation, exception, waiver or management override from compliance with the Code of Ethics has been granted, in writing or otherwise, to any Person.

(40)	No Option on Assets. No Person has any agreement or option or any right or privilege capable of becoming a Contract or option for the purchase from the Company or the Company Subsidiaries of any of the assets of the Company other than as described or contemplated in this Agreement and the Company Disclosure Letter.

(41)	Certain Contracts. Except as disclosed in the Company Disclosure Letter, neither the Company nor the Company Subsidiaries is a party to or bound by any non-competition, area of mutual interest or any other Contract or Law that purports to: (i) limit the manner or the localities in which all or any material portion of the business of the Company or the Company Subsidiaries is conducted; (ii) limit any business practice of the Company or any of the Company Subsidiaries in any material respect; or (iii) restrict any acquisition or disposition of any property by the Company or any of the Company Subsidiaries in any material respect.

(42)	No Broker’s Commission. Except as disclosed in the Company Disclosure Letter, neither the Company nor any Company Subsidiary has entered into any Contract that would entitle any Person to any valid claim against the Company or any of Company Subsidiary for a broker’s commission, finder’s fee, success fee or any like payment or fee in respect of the Arrangement or any other matter contemplated by this Agreement.

(43)	No Expropriation. No property or asset of the Company or any of the Company Subsidiaries, and to the knowledge of the Company, no Company Underlying Mineral Property, has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of the Company, is there any intent or proposal to give any such notice or to commence any such proceeding.

(44)	Corrupt Practices Legislation. Neither the Company nor any of the Company Subsidiaries has taken, directly or indirectly, any action which would cause the Company or any of the Company Subsidiaries to be in violation of the United States Foreign Corrupt Practices Act of 1977, as amended (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) or any applicable Laws of similar effect of any other jurisdiction (collectively, the “Anti-Corruption Laws”) and, to the knowledge of the Company, no such action has been taken by any of the officers, directors, employees, agents, representatives or other Persons acting on behalf of the Company or any of the Company Subsidiaries. The Company has conducted its businesses in compliance with Anti-Corruption Laws and has instituted and maintains policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(45)	Sanctions. Except as disclosed in the Company Disclosure Letter, none of the Company, any Company Subsidiary or, to the knowledge of the Company, any shareholder, director, officer, agent, employee or affiliate of the Company or any Company Subsidiary is currently subject to any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), Global Affairs Canada, EU or any member state thereof, UK or other applicable sanctions authority (collectively, “Sanctions”), nor is the Company or any Company Subsidiary located, organized or resident in a country or territory that is the subject or target of comprehensive embargo (currently, Crimea, Iran, North Korea, Syria, and those portions of the Donetsk People’s Republic or Luhansk People’s Republic regions (and such other regions) of Ukraine over which any Sanctions authority imposes comprehensive Sanctions) or whose government is the subject or target of Sanctions (currently, Venezuela) or that is otherwise the subject or target of broad Sanctions (including Afghanistan, Russia and Belarus)) (each, a “Sanctioned Country”). For the past five years, except as disclosed in the Company Disclosure Letter, the Company and the Company Subsidiaries have not, to the knowledge of the Company, engaged in and are not now engaged in any dealings or transactions with (i) any Sanctioned Country, (ii) any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or located, organized or resident in any Sanctioned Country, or (iii) any person that deals or transacts with a person that is or was the subject or the target of Sanctions or located, organized or resident in a Sanctioned Country.

(46)	Compliance with Sanctions. The Company and each Company Subsidiary, as well as their respective directors, officers, employees, and agents, has been and is currently in compliance with Sanctions.

(47)	No Investigations. There has not been, and there is no, pending or threatened action, suit, proceeding or investigation before any court or other Governmental Entity against the Company or any Company Subsidiary, or any of their respective officers, directors, employees, or agents, or any informal or formal investigation by the Company, any Company Subsidiary or any affiliate of the Company, or their respective legal representatives or a Governmental Entity involving the foregoing, that relates to a potential or actual violation of Sanctions; nor does a basis for any such claim exist.

(48)	Policies and Procedures. Except as disclosed in the Company Disclosure Letter, the Company has instituted and maintains policies and procedures designed to ensure compliance by the Company and each Company Subsidiary, and their respective directors, officers, employees, and agents, with Sanctions.

(49)	Vote Required. Except as may be determined by the Court in the Interim Order, the only vote of holders of any class or series of the Company Common Shares, the Company Preference Shares, or other securities of the Company necessary to approve this Agreement and the Arrangement and the transactions contemplated hereof or thereby is the approval of the Arrangement Resolution by the Company Shareholders.

(50)	U.S. Securities Law Matters. The Company (i) is a “foreign private issuer” as defined in Rule 405 under the 1933 Act, and (ii) is not registered or required to register as an investment company under the 1940 Act.

(51)	Confidentiality Agreements. Neither the Company nor any of the Company Subsidiaries have waived or released any Person from any standstill, confidentiality or use or other similar provisions of any confidentiality or similar Contracts entered into by the Company or any of the Company Subsidiaries.

(52)	Ownership of Triple Flag Common Shares and Purchase Preferred Shares. As of the date hereof neither the Company nor any Company Subsidiary, whether alone or together with any Person under common control with the Company or any Company Subsidiary or a Person acting jointly or in concert with any of them, directly or indirectly, beneficially own or exercise control or direction over any securities of Triple Flag nor do they have any options, rights or entitlements to acquire any securities of Triple Flag.

(53)	No Collateral Benefits. Except as disclosed in the Company Disclosure Letter, to the knowledge of the Company, no “related party” of the Company (within the meaning of MI 61-101) will receive a “collateral benefit” (within the meaning of MI 61-101) as a consequence of the transactions contemplated by this Agreement.

Schedule D
Representations and Warranties of Triple Flag

Triple Flag hereby represents and warrants to the Company, and hereby acknowledges that the Company is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, that except as expressly permitted by this Agreement:

(1)	Organization. Triple Flag and each of the Triple Flag Subsidiaries has been incorporated, is validly subsisting and has full corporate and legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Triple Flag and each of the Triple Flag Subsidiaries is registered, licensed or otherwise qualified as an extra-provincial corporation, a corporation (in accordance with the laws of the country of domicile) or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Triple Flag. All of the issued and outstanding shares in the capital of Triple Flag Subsidiaries are validly issued, fully paid and non-assessable to the extent such a concept exists under applicable Law.

(2)	Capitalization.

(a)	Triple Flag is authorized to issue an unlimited number of Triple Flag Common Shares and Triple Flag Preferred Shares. As of the date of this Agreement there are outstanding: (i) 155,854,615 Triple Flag Common Shares issued and outstanding; (ii) nil Triple Flag Preferred Shares issued and outstanding; and (iii) up to 3,032,771 Triple Flag Common Shares reserved for issuance pursuant to outstanding options, warrants, convertible securities and other rights to acquire Triple Flag Common Shares. All issued and outstanding Triple Flag Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights.

(b)	Except as stated in Section (2)(a) above, as created pursuant to this Agreement and the transactions contemplated hereby, or as set forth in the Triple Flag Disclosure Letter, as of the date hereof, there are no issued, outstanding or authorized options, warrants, conversion privileges, calls, repurchase, stock appreciation or other rights, shareholder rights plans, or other rights, agreements, arrangements, commitments or obligations (pre-emptive, contingent or otherwise) obligating Triple Flag or any of the Triple Flag Subsidiaries to issue or sell any securities of or interest in Triple Flag or any of the Triple Flag Subsidiaries from Triple Flag or any of the Triple Flag Subsidiaries or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire or subscribe for any shares, partnership or other equity interests in the capital of Triple Flag or any of the Triple Flag Subsidiaries.

(c)	As of the date hereof, Triple Flag and each of Triple Flag Subsidiaries is in compliance with the terms and conditions of the Financial Indebtedness of Triple Flag or any of Triple Flag Subsidiaries and has not received any notice of default or breach of, or termination under, any instruments governing Financial Indebtedness of Triple Flag or any of the Triple Flag Subsidiaries, except in either case as would not individually or in the aggregate have a Material Adverse Effect on Triple Flag.

(3)	Shareholder and Similar Agreements. Except as set forth in the Triple Flag Disclosure Letter, neither Triple Flag nor any of the Triple Flag Subsidiaries is party to any shareholder, pooling, proxy, voting, voting trust or other similar agreement or arrangement relating to the capital stock or other equity interests of Triple Flag or any of the Triple Flag Subsidiaries or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in Triple Flag or any of the Triple Flag Subsidiaries or providing for registration rights with respect to Triple Flag or any of the Triple Flag Subsidiaries, and Triple Flag has not adopted a shareholder rights plan or any other similar plan or agreement.

(4)	Authority. Triple Flag has all necessary power, authority and capacity to enter into and to perform its obligations under this Agreement and all other agreements and instruments to be executed by Triple Flag as contemplated by this Agreement. The execution and delivery of this Agreement by Triple Flag and all other agreements and instruments to be executed by Triple Flag as contemplated by this Agreement, and the completion by Triple Flag of the transactions contemplated herein and therein have been authorized by the Triple Flag Board subject to obtaining the Triple Flag Shareholder Approval and no other corporate proceedings on the part of Triple Flag are necessary to authorize this Agreement or to complete the transactions contemplated hereby or thereby. This Agreement has been executed and delivered by Triple Flag and constitutes a legal, valid and binding obligation of Triple Flag, enforceable against Triple Flag in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity.

(5)	No Conflict; Required Filings and Consent. Subject to the receipt of the approvals set out in this Section (5), the execution and delivery by Triple Flag of this Agreement and the performance by it of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

(a)	result in a violation, contravention or breach of or constitute a default under, or entitle any Person to terminate, accelerate, modify or call any obligations or rights under, require any consent to be obtained under or give rise to any termination rights under any provision of:

(i)	the articles, by-laws or other constating documents of Triple Flag;

(ii)	any Law to which Triple Flag or any of the Triple Flag Subsidiaries is subject or by which Triple Flag or any of the Triple Flag Subsidiaries is bound, or any of their respective properties or assets, subject to compliance with the matters in Section (6) below and except as would not, individually or in the aggregate, have a Material Adverse Effect;

(iii)	any Authorization, Triple Flag Material Contract or other Contract to which Triple Flag or any of the Triple Flag Subsidiaries is bound or is subject or of which Triple Flag or any of the Triple Flag Subsidiaries is the beneficiary, except as would not individually or in the aggregate, have a Material Adverse Effect; or

(b)	give rise to any rights of first refusal, rights of first offer, trigger any change of control or influence provisions or any other restriction or limitation, or require any consent or approval to be obtained or notice to be given or other action by any Person under, any Triple Flag Material Contract;

(c)	give rise to any right of termination or acceleration, or allow any Person to exercise any rights, constitute a default under, or cause or give rise to, or permit the termination, cancellation, suspension, acceleration, penalty or payment obligation or right to purchase or sale under, or other change of any right or obligation or the loss of any benefit to which Triple Flag or any Triple Flag Subsidiary is entitled, under any Triple Flag Material Contract or Authorization to which Triple Flag or any of the Triple Flag Subsidiaries is a party or to which it or any of their respective properties or assets are bound, except as would not, individually or in the aggregate, have a Material Adverse Effect;

(d)	result in the imposition of any Encumbrance upon any of the property or assets of Triple Flag or any of Triple Flag Subsidiaries or give any Person the right to acquire any of Triple Flag’s or any of Triple Flag Subsidiaries’ assets, or restrict, hinder, impair or limit the ability of Triple Flag or any of Triple Flag Subsidiaries to conduct the business of Triple Flag or any of Triple Flag Subsidiaries as and where it is now being conducted which would, individually or in the aggregate, have a Material Adverse Effect on Triple Flag.

(6)	Authorizations. No Authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by Triple Flag or any Triple Flag Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by Triple Flag of the transactions contemplated hereby other than: (i) filings with and approvals required by the Securities Authorities, the SEC, the TSX and the NYSE; (ii) the Competition Act Approval; (iii) the HSR Act Approval; and (iv) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Triple Flag.

(7)	Directors’ Approvals. The Triple Flag Board, after consultation with its outside legal counsel and financial advisors, has unanimously determined that the acquisition of all of the issued and outstanding Company Common Shares pursuant to the Arrangement is in the best interests of Triple Flag and accordingly has approved the entering into of this Agreement and the making of a recommendation that the Triple Flag Shareholders vote in favour of the Arrangement (the “Triple Flag Board Approval”).

(8)	No Defaults. Neither Triple Flag nor any Triple Flag Subsidiary is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by Triple Flag or any Triple Flag Subsidiary under:

(a)	the articles, by-laws or other constating documents of Triple Flag or any Triple Flag Subsidiary; or

(b)	any Contract to which Triple Flag or any Triple Flag Subsidiary is a party or by which any of them is bound that would, individually or in the aggregate, have a Material Adverse Effect on Triple Flag.

(9)	Triple Flag Authorizations. Triple Flag and the Triple Flag Subsidiaries have obtained all Authorizations necessary for the ownership, operation, development, maintenance or use of the material assets of Triple Flag and the Triple Flag Subsidiaries or otherwise in connection with the material business or operations of Triple Flag and the Triple Flag Subsidiaries and such Authorizations are in full force and effect. Triple Flag and the Triple Flag Subsidiaries have fully complied with and are in compliance with all Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a Material Adverse Effect on Triple Flag. There is no action, investigation or proceeding pending or, to the knowledge of Triple Flag, threatened regarding any of such Authorizations. Neither Triple Flag nor any of the Triple Flag Subsidiaries has received any notice, whether written or oral, of revocation or non-renewal of any such Authorizations, or of any intention of any Person to revoke or refuse to renew any of such Authorizations, except, in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a Material Adverse Effect on Triple Flag and all such Authorizations continue to be effective in order for Triple Flag and the Triple Flag Subsidiaries to continue to conduct their respective businesses as they are currently being conducted. No Person other than Triple Flag or any of the Triple Flag Subsidiaries owns or has any proprietary, financial or other interest (direct or indirect) in any of such Authorizations.

(10)	Absence of Changes. Since December 31, 2021, except as disclosed in the Triple Flag Public Disclosure Documents, there has not occurred, and there exists no change, event, occurrence or state of facts which has had or is reasonably likely to have, a Material Adverse Effect with respect to Triple Flag.

(11)	Material Contracts.

(a)	Set out in the Triple Flag Disclosure Letter is a list of each Triple Flag Material Contract. Triple Flag has made available to the Company for inspection true and complete copies of all Triple Flag Material Contracts to which Triple Flag or any Triple Flag Subsidiary is a party and no such Triple Flag Material Contract has been modified, rescinded or terminated.

(b)	Each Triple Flag Material Contract to which Triple Flag or any Triple Flag Subsidiary is a party is in full force and effect, unamended, and Triple Flag or a Triple Flag Subsidiary is entitled to all rights and benefits thereunder in accordance with the terms thereof. Each Triple Flag Material Contract is a valid and binding obligation of Triple Flag or a Triple Flag Subsidiary and the other parties thereto enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(c)	Triple Flag or a Triple Flag Subsidiary, as applicable, has performed in all material respects all respective obligations required to be performed by it to date under each Triple Flag Material Contract and neither Triple Flag nor any Triple Flag Subsidiary, or, to the knowledge of Triple Flag, any of the other parties thereto, is in material breach or violation of or in default under (in each case, with or without notice or lapse of time or both) any Triple Flag Material Contract and neither Triple Flag nor any of Triple Flag Subsidiary has received or given any notice of default under any Triple Flag Material Contract which remains uncured, and, to the knowledge of Triple Flag, there exists no state of facts which after notice or lapse of time or both would constitute a default under or material breach of any Triple Flag Material Contract or the inability of a party to any Triple Flag Material Contract to perform its obligations thereunder.

(d)	Neither Triple Flag nor any Triple Flag Subsidiary has received any notice (whether written or oral), that any party to a Triple Flag Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with Triple Flag or with a Triple Flag Subsidiary, and, to the knowledge of Triple Flag, no such action has been threatened.

(12)	Triple Flag Royalty and Stream Interests.

(a)	Each of the Triple Flag Material Contracts relating to the Triple Flag Royalty and Stream Interests is set out in the Triple Flag Disclosure Letter. Other than the Triple Flag Royalty and Stream Interests and as disclosed in the Triple Flag Disclosure Letter, neither Triple Flag nor any Triple Flag Subsidiary has, or has any interest or rights or options to acquire, any royalty, streaming, net profit, production payment, mineral rights and interests (including mining, mineral or exploration concessions, claims, leases, licenses, Authorizations or other rights to exploit, explore, develop, mine or produce any minerals or any interest therein).

(b)	Other than as set out in the Triple Flag Disclosure Letter, Triple Flag and the Triple Flag Subsidiaries are the sole legal and beneficial owners, and have valid and sufficient right, title and interest, free and clear of any defect or Encumbrance: (A) to each of the Triple Flag Royalty and Stream Interests; and (B) to, or are entitled to the benefits of, all of their respective properties and assets of any nature whatsoever and to all benefits derived therefrom including all the properties and assets reflected in the balance sheet forming part of the Triple Flag Public Disclosure Documents, except as indicated in the notes thereto or in the Triple Flag Disclosure Letter, together with all additions thereto, and their interests in such properties and assets are not subject to any Encumbrance (other than the Triple Flag Permitted Encumbrances) or defect in title of any kind.

(c)	Except as disclosed in the Triple Flag Public Disclosure Documents, each Triple Flag Royalty and Stream Agreement is legal, valid, binding and in full force and effect and is enforceable by Triple Flag or a Triple Flag Subsidiary in accordance with its terms (subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity). Triple Flag and the Triple Flag Subsidiaries have not, directly or indirectly, assigned any of their rights or obligations under and retain their full original economic interest in the Triple Flag Royalty and Stream Interests.

(d)	Neither Triple Flag nor any Triple Flag Subsidiary, is in breach of the Triple Flag Royalty and Stream Agreements and there exists no default or event of default or event, occurrence, condition or act, which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default, event of default. Except as disclosed in the Triple Flag Disclosure Letter, no Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase, assignment or acquisition, in whole or in part, of any interest in any Triple Flag Royalty and Stream Interest with a value in excess of $1,000,000.

(e)	Except as disclosed in the Triple Flag Public Disclosure Documents, there are no adverse Claims (i) directly against Triple Flag or any Triple Flag Subsidiary pending, (ii) which have not been asserted directly against Triple Flag or a Triple Flag Subsidiary which to the knowledge of Triple Flag are pending or, (iii) to the knowledge of Triple Flag, threatened against Triple Flag or the Triple Flag Subsidiaries which could affect Triple Flag’s or its Subsidiaries’ right, title or interest in Triple Flag’s assets or the ability of Triple Flag or its Subsidiaries to receive the benefits associated with Triple Flag’s assets, including the title to or ownership by Triple Flag or the Triple Flag Subsidiaries of the foregoing, or which might involve the possibility of any judgement or Liability affecting the Triple Flag Royalty and Stream Interests.

(f)	Other than as set out in the Triple Flag Disclosure Letter: (A) Triple Flag and its Subsidiaries have the exclusive right to own and receive all benefits associated with the Triple Flag Royalty and Stream Interests; (B) no Person other than Triple Flag or its Subsidiaries has any interest in the Triple Flag Royalty and Stream Interests or the production, payments, benefits or profits therefrom, or any right to acquire or otherwise obtain any such interest; (C) there are no back-in rights, earn-in rights, rights of first refusal, off-take rights or obligations, third party royalty rights, third party streaming rights, or other rights of any nature whatsoever which would affect Triple Flag’s or the Triple Flag Subsidiaries’ interests in any Triple Flag Royalty and Stream Interest with a value in excess of $1,000,000, and no such rights are threatened; (D) there is no Contract or any other right or obligation binding upon, or which at any time in the future may become binding upon Triple Flag or any of the Triple Flag Subsidiaries requiring it to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or encumber any Triple Flag Royalty and Stream Interest with a value in excess of $1,000,000; (E) neither Triple Flag nor any Triple Flag Subsidiary has received any notice, whether written or oral, from any Governmental Entity or any other Person of any revocation or intention to revoke, diminish or challenge its interest in Triple Flag Royalty and Stream Interests; and (F) each of the Triple Flag Royalty and Stream Interests and Triple Flag Royalty and Stream Agreements complies with all Laws.

(g)	Except as disclosed in the Triple Flag Disclosure Letter, none of the directors or officers of Triple Flag holds any right, title or interest in, nor has taken any action to obtain, directly or indirectly, any right, title and interest in any of Triple Flag’s assets or in any Authorization, concession, claim, lease, licence or other right with respect to Triple Flag’s assets or the Triple Flag Underlying Mineral Properties.

(h)	The execution, delivery and performance by Triple Flag of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(i)	contravene, conflict with or result in a violation or breach of any Law applicable to Triple Flag or any Triple Flag Subsidiary with respect to any Triple Flag Royalty and Stream Interest;

(ii)	except as disclosed in the Triple Flag Disclosure Letter, contravene, conflict with, or result in a violation or breach of, or allow any Person to exercise any rights, require any consent or approval to be obtained or notice to be given under, or constitute a default under, or cause or give rise to a third party right of termination, cancellation, suspension, acceleration, penalty or payment obligation or right to purchase or sale under, or other change of any right or obligation or the loss of any benefit to which Triple Flag or any Triple Flag Subsidiary is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any Triple Flag Royalty and Stream Agreement; or

(iii)	result in the creation or imposition of any Encumbrance (other than Triple Flag Permitted Encumbrances) in respect of any Triple Flag Royalty and Stream Interest.

(i)	Triple Flag has obtained and has maintained all governmental and third-party Authorizations necessary for execution, delivery and performance of each Triple Flag Royalty and Stream Agreement pertaining to material Triple Flag Royalty and Stream Interests and consummation of the transactions thereunder.

(13)	Financial Matters.

(a)	Triple Flag’s audited consolidated financial statements as at and for the financial year ended December 31, 2021 and Triple Flag’s consolidated interim financial report as at and for the three months ended September 30,2022 (collectively, the “Triple Flag Financial Statements”) were prepared in accordance with IFRS and present fairly, in all material respects, the consolidated financial position of Triple Flag at the respective dates indicated, and its consolidated financial performance and its consolidated cash flows for the year then ended.

(b)	Triple Flag maintains a system of disclosure controls and procedures (as such term is defined in NI 52-109) to provide reasonable assurance that (i) material information relating to Triple Flag is made known to Triple Flag’s management, including its chief financial officer and chief executive officer, particularly during the periods in which Triple Flag’s interim filings and annual filings (as such terms are defined in NI 52-109) are being prepared; and (ii) information required to be disclosed by Triple Flag in its annual filings, interim filings or other reports filed or submitted by it under applicable securities Laws are recorded, processed, summarized and reported within the time periods specified in applicable securities Laws. Triple Flag maintains a system of internal control over financial reporting (as such term is defined in NI 52-109) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Since December 31, 2021, there has been no material change in Triple Flag’s internal control over financial reporting.

(c)	Since December 31, 2021, neither Triple Flag nor, to Triple Flag’s knowledge, any director, officer, employee, auditor, accountant or representative of Triple Flag or any Triple Flag Subsidiary has received or otherwise had or obtained knowledge of any Claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Triple Flag or any Triple Flag Subsidiary or their respective internal accounting controls which has not been resolved to the satisfaction of the audit committee of the Triple Flag Board.

(14)	Auditors. The auditors of Triple Flag are independent public accountants as required by applicable Laws and there is not now, and there has never been, any reportable event (as defined in NI 51-102) with the present or any former auditors of Triple Flag.

(15)	Books and Records. The corporate records and minute books of Triple Flag and the Triple Flag Subsidiaries have been maintained in accordance with all applicable Laws and are complete and accurate in all respects, except where such incompleteness or inaccuracy would not have a Material Adverse Effect on Triple Flag. Financial books and records and accounts of Triple Flag and the Triple Flag Subsidiaries, in all material respects: (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice, in accordance with IFRS; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Triple Flag and the Triple Flag Subsidiaries; and (iii) accurately and fairly reflect the basis for the Triple Flag Financial Statements.

(16)	Litigation. Except as disclosed in the Triple Flag Disclosure Letter, there is no Claim pending or in progress or, to the knowledge of Triple Flag, threatened against or relating to Triple Flag or any of the Triple Flag Subsidiaries or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, had, or could reasonably be expected to have, a Material Adverse Effect on Triple Flag or that would materially impede the consummation of the transactions contemplated by this Agreement. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Triple Flag, threatened against or relating to Triple Flag or any of the Triple Flag Subsidiaries before any Governmental Entity. Neither Triple Flag nor any Triple Flag Subsidiary nor any of their respective properties or assets is subject to any outstanding Authorization that involves or may involve, or restricts or may restrict, the right or ability of Triple Flag or any of the Triple Flag Subsidiaries, as the case may be, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement or have a Material Adverse Effect on Triple Flag.

(17)	Off-Balance Sheet Transactions. Except as disclosed in the Triple Flag Disclosure Letter, neither Triple Flag nor any of the Triple Flag Subsidiaries is party to or bound by any operating leases or any “off-balance sheet” transactions or arrangements.

(18)	Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect on Triple Flag:

(a)	all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of Triple Flag or any of the Triple Flag Subsidiaries, have been: (A) duly paid; (B) duly performed; or (C) provided for prior to the date hereof; and

(b)	all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any Contracts to which Triple Flag or any of the Triple Flag Subsidiaries is directly or indirectly bound, have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

(19)	Environmental. Except to the extent that any violation or other matter referred to in this subsection does not, individually or in the aggregate, have a Material Adverse Effect on Triple Flag:

(a)	Triple Flag and the Triple Flag Subsidiaries are and have been in compliance with, and are not in violation of, any Environmental Laws;

(b)	Triple Flag and the Triple Flag Subsidiaries have operated their respective business at all times and have generated, received, handled, used, stored, treated, shipped and disposed of all contaminants, wastes, and hazardous and toxic substances without violation of Environmental Laws;

(c)	there have been no Releases of Hazardous Substances into or in the earth, air or any body of water, whether surface or otherwise, or any municipal or other sewer or drain or drinking or water systems by Triple Flag or any of the Triple Flag Subsidiaries or at, to or from Triple Flag’s or any of the Triple Flag Subsidiaries’ assets or operations, which could reasonably be expected to result in Liability under any Environmental Law;

(d)	no notifications, directives, demands, Claims, instructions, directions or notices have been issued and remain outstanding by any Governmental Entity pursuant to any Environmental Laws relating to the business or assets of Triple Flag or any of the Triple Flag Subsidiaries;

(e)	neither Triple Flag nor any of the Triple Flag Subsidiaries has failed to report to the proper Governmental Entity the occurrence of any event which is required to be so reported by any Environmental Laws; and

(f)	to the knowledge of Triple Flag, neither Triple Flag nor any Triple Flag Subsidiaries are subject to any past or present fact, condition or circumstance that could reasonably be expected to result in Liability under any Environmental Laws.

(20)	Tax Matters.

(a)	Each of Triple Flag and the Triple Flag Subsidiaries has duly and timely made or prepared all material Tax Returns required to be made or prepared by it, has duly and timely filed all material Tax Returns required to be filed by it with the appropriate Governmental Entity and such Tax Returns are true, complete and correct;

(b)	Each of Triple Flag and the Triple Flag Subsidiaries has: (A) duly and timely paid all material Taxes due and payable by it; (B) duly and timely deducted or withheld all material Taxes and other amounts required by Law to be deducted or withheld by it and has duly and timely remitted to the appropriate Governmental Entity such material Taxes and other amounts required by Laws to be remitted by it; and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales, sales, value added, federal, provincial, state or territorial sales taxes, required by Laws to be collected by it and have duly and timely remitted to the appropriate Governmental Entity any such amounts required by Laws to be remitted by it;

(c)	The charges, accruals and reserves for Taxes reflected on the Triple Flag Financial Statements (whether or not due and whether or not shown on any of the Tax Returns but excluding any provision for deferred income taxes) are, in the opinion of Triple Flag, adequate under IFRS to cover Taxes with respect to Triple Flag and the Triple Flag Subsidiaries for the periods covered thereby;

(d)	There are no Claims now pending or, to the knowledge of Triple Flag, threatened against Triple Flag or any of the Triple Flag Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes;

(e)	Neither Triple Flag nor any of the Triple Flag Subsidiaries has requested, offered to enter into or entered into any Contract, or executed any waiver, providing for an extension within which (i) to file any Tax Return covering any Taxes for which it is or may be liable; (ii) to file any elections, designations or similar filings relating to Taxes for which it is or may be liable; (iii) it is required to pay or remit amounts on account of Taxes; or (iv) any Governmental Entity may assess or collect Taxes for which it may be liable;

(f)	Since the date of the most recent interim financial report included in Triple Flag Financial Statements, neither Triple Flag nor any of the Triple Flag Subsidiaries has incurred any material Liability, whether actual or contingent, for Taxes or engaged in any transaction or event that would result in any material Liability, whether actual or contingent, for Taxes, other than in the ordinary course of business;

(g)	For all material transactions between Triple Flag or a Triple Flag Subsidiary and any Person not resident in Canada for purposes of the Tax Act with whom Triple Flag or such Triple Flag Subsidiary was not dealing at arm’s length, Triple Flag or such Triple Flag Subsidiary has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act and there are no material transactions to which subsection 247(2) or subsection 247(3) of the Tax Act may reasonably be expected to apply;

(h)	Neither Triple Flag nor any of the Triple Flag Subsidiaries has made or incurred any deductible outlay or expense owing to a Person not dealing at arm’s length with Triple Flag or such Triple Flag Subsidiary, the amount of which would, absent an election under paragraph 78(1)(b) of the Tax Act, be included in Triple Flag or such Triple Flag Subsidiary’s income for Canadian income tax purposes for any taxation year or other fiscal period that ends after the Effective Date under paragraph 78(1)(a) of the Tax Act or a corresponding provision of provincial Law;

(i)	None of Sections 78 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) have applied to Triple Flag or the Triple Flag Subsidiaries, and there are no circumstances existing which could reasonably be expected to result in the application of Sections 78 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) to Triple Flag or the Triple Flag Subsidiaries;

(j)	There are no circumstances which exist and would result in, or which have existed and resulted in, Section 17 of the Tax Act requiring a material amount to be included in the income of Triple Flag or to the Triple Flag Subsidiaries. Neither Triple Flag nor any of the Triple Flag Subsidiaries is obligated to make any material payments or is a party to any Contract under which it could be obligated to make any payment that will not be deductible in computing its income under the Tax Act by virtue of Section 67 of the Tax Act;

(k)	True copies of all income Tax Returns prepared and filed by Triple Flag and the Triple Flag Subsidiaries since January 1, 2019, and true copies of all other Tax Returns copies of which were requested by the Company, in each case together with any related notices of assessment received by Triple Flag and the Triple Flag Subsidiaries during the past three (3) years, have been made available to the Company on or before the date of this Agreement;

(l)	Neither Triple Flag or the Triple Flag Subsidiaries has acquired property from a non-arm’s length Person, within the meaning of the Tax Act: (A) for consideration the value of which is less than the fair market value of the property; or (B) as a contribution of capital for which no shares were issued by the acquirer of the property;

(m)	for the purposes of the Tax Act and any other relevant Tax purposes:

(i)	Triple Flag is resident in Canada; and

(ii)	each of the Triple Flag Subsidiaries is resident in the jurisdiction in which it was formed, and is not resident in any other country; and

(n)	there are no Encumbrances for Taxes upon any properties or assets of Triple Flag or any of the Triple Flag Subsidiaries (other than Encumbrances relating to Taxes not yet due and payable or which are being contested in good faith and for which adequate reserves have been recorded on the most recent balance sheet included in the Triple Flag Financial Statements).

(o)	Neither Triple Flag nor any of the Triple Flag Subsidiaries is required to file any Tax Returns outside of its jurisdiction of incorporation except for Triple Flag Australia.

(21)	Reporting Status. Triple Flag is a reporting issuer or its equivalent in each of the provinces and territories of Canada. The Triple Flag Common Shares are registered pursuant to Section 12(b) of the 1934 Act, Triple Flag is subject to the reporting requirements of Section 13 of the 1934 Act and Triple Flag is not in default in any material respect of its obligations as such. The Triple Flag Common Shares are listed on the TSX and NYSE, Triple Flag has not voluntarily listed or quoted the Triple Flag Common Shares on any other market, and Triple Flag is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX and NYSE.

(22)	No Cease Trade. Triple Flag is not subject to any cease trade or other order of the TSX, the NYSE or any Securities Authority, and, to the knowledge of Triple Flag, no investigation or other proceedings involving Triple Flag that may operate to prevent or restrict trading of any securities of Triple Flag are currently in progress or pending before the TSX, the NYSE or any Securities Authority.

(23)	Reports. Triple Flag has filed with the Securities Authorities, the SEC, the TSX, the NYSE and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it. Triple Flag Public Disclosure Documents, at the time filed or, if amended, as of the date of such amendment: (i) did not contain any misrepresentation (as defined by securities Laws) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and (ii) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities, the SEC, the TSX, the NYSE or other self-regulatory authority having jurisdiction over Triple Flag, except where such non-compliance has not had, or would not reasonably be expected to have, a Material Adverse Effect on Triple Flag. Triple Flag has not filed any confidential material change or other report or other document with any Securities Authorities, the SEC, the TSX, the NYSE or other self-regulatory authority which at the date hereof remains confidential.

(24)	Compliance with Laws. The business and operations of Triple Flag and the Triple Flag Subsidiaries have been since January 1, 2020 and are now being conducted in accordance with good industry practices and in material compliance with all Laws applicable to the business and operations of Triple Flag and any of the Triple Flag Subsidiaries, and neither Triple Flag nor any Triple Flag Subsidiary has received any notice of any alleged violation of any such Laws, other than non-compliance or violations which have not had and would not, individually or in the aggregate, have a Material Adverse Effect.

(25)	No Option on Assets. No Person has any agreement or option or any right or privilege capable of becoming a Contract or option for the purchase from Triple Flag or the Triple Flag Subsidiaries of any asset of Triple Flag with a value in excess of $1,000,000 other than as described or contemplated in this Agreement and the Triple Flag Disclosure Letter.

(26)	No Expropriation. No property or asset of Triple Flag or any of Triple Flag Subsidiaries has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of Triple Flag, is there any intent or proposal to give any such notice or to commence any such proceeding.

(27)	Corrupt Practices Legislation. Neither Triple Flag nor any Triple Flag Subsidiaries has taken, directly or indirectly, any action which would cause Triple Flag or any Triple Flag Subsidiary to be in violation of Anti-Corruption Laws and, to the knowledge of Triple Flag, no such action has been taken by any of the officers, directors, employees, agents, representatives or other Persons acting on behalf of Triple Flag, or the Triple Flag Subsidiaries. Triple Flag and each of the Triple Flag Subsidiaries has conducted its businesses in compliance with Anti-Corruption Laws and has instituted and maintains policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(28)	Sanctions. Except as disclosed in the Triple Flag Disclosure Letter, none of Triple Flag, any Triple Flag Subsidiary or, to the knowledge of Triple Flag, any shareholder, director, officer, agent or employee of Triple Flag or any Triple Flag Subsidiary is currently subject to any Sanctions, nor is Triple Flag or any Triple Flag Subsidiary located, organized or resident in a Sanctioned Country. For the past five years, except as disclosed in the Triple Flag Disclosure Letter, Triple Flag and the Triple Flag Subsidiaries have not, to the knowledge of the Triple Flag, engaged in and are not now engaged in any dealings or transactions with (i) any Sanctioned Country, (ii) any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or located, organized or resident in any Sanctioned Country, or (iii) any person that deals or transacts with a person that is or was the subject or the target of Sanctions or located, organized or resident in a Sanctioned Country.

(29)	Investment Canada Act Status. Triple Flag is not a “state-owned enterprise” within the meaning of the Investment Canada Act (Canada), and is a “trade agreement investor” or a “WTO investor” within the meaning of the Investment Canada Act (Canada).

(30)	Ownership of the Company Common Shares and Company Preference Shares. As of the date hereof, except as disclosed in the Triple Flag Disclosure Letter, neither Triple Flag nor any Triple Flag Subsidiary, whether alone or together with any Person under common control with Triple Flag or any Triple Flag Subsidiary or a Person acting jointly or in concert with any of them, directly or indirectly, beneficially own or exercise control or direction over any securities of the Company nor do they have any options, rights or entitlements to acquire any securities of the Company.

(31)	Issuance of Triple Flag Securities. Triple Flag has the full power and authority to issue the Triple Flag Common Shares to be issued to the Company Shareholders pursuant to the Plan of Arrangement. The issuance of such Triple Flag Common Shares has been, or prior to the Effective Date will be, duly authorized, and such Triple Flag Common Shares, when issued in accordance with the Plan of Arrangement, will be validly issued as fully paid and non-assessable shares of Triple Flag

E-1

Schedule E
AMENDMENT TO TRIPLE FLAG INVESTOR RIGHTS AGREEMENT

See attached.

TRIPLE FLAG PRECIOUS METALS CORP.
INVESTOR RIGHTS AGREEMENT AMENDING AGREEMENT

THIS AMENDING AGREEMENT is made as of November 9, 2022 between Triple Flag Precious Metals Corp. (the “Company”), Triple Flag Mining Aggregator S.à r.l. (“Aggregator”) and Triple Flag Co-Invest Luxembourg Investment Company S.à r.l. (“Co-Invest Luxco”).

RECITALS:

The Company, Triple Flag Mining Elliott and Management Co-Invest LP (“Co-Invest LP”) and Co-Invest Luxco entered into an investor rights agreement made as of May 26, 2021 (the “Investor Rights Agreement”) regarding the rights of Co-Invest LP and Co-Invest Luxco as shareholders of the Company.

On February 25, 2022, Aggregator became a shareholder of Triple Flag, and signed a joinder to the Investor Rights Agreement wherein it became party to, and subject to the rights and obligations under, the Investor Rights Agreement.

On May 26, 2022, the Co-Invest LP transferred its Common Shares to its limited partners, including Aggregator, and ceased to be a shareholder of the Company.

On November 9, 2022, Triple Flag and Maverix Metals Inc. (“Maverix”) entered into an arrangement agreement (the “Arrangement Agreement”) providing for a statutory plan of arrangement under the Canada Business Corporations Act pursuant to which Triple Flag will acquire all of the issued and outstanding common shares of Maverix (the “Arrangement”). In connection with the Arrangement, the parties wish to amend the Investor Rights Agreement effective upon the closing of the Arrangement Agreement.

THEREFORE, the parties agree as follows:

1.            Definitions

Any capitalized terms used and not otherwise defined in this agreement shall have the meanings given to them in the Investor Rights Agreement.

2.            Amendments

Effective upon closing of the Arrangement in accordance with the Arrangement Agreement:

(a)	Section 2.2(a) of the Investor Rights Agreement is deleted in its entirety and replaced with the following:

“(a)   In respect of any Directors Election Meeting, as long as the Elliott Shareholders, as a group, own, control or direct, directly or indirectly:

(i)	at least 40% of the outstanding Common Shares, (on a non-diluted basis), the Elliott Shareholders, as a group, shall be entitled to designate 33% of the Nominees (rounded up to the next whole member);

(ii)	at least 30% of the outstanding Common Shares, but less than 40% thereof (each on a non-diluted basis), the Elliott Shareholders, as a group, shall be entitled to designate 30% of the Nominees (rounded up to the next whole member);

(iii)	at least 20% of the outstanding Common Shares, but less than 30% thereof (each on a non-diluted basis), the Elliott Shareholders, as a group, shall be entitled to designate 20% of the Nominees (rounded up to the next whole member); and

(iv)	at least 10% of the outstanding Common Shares, but less than 20% thereof (each on a non-diluted basis), the Elliott Shareholders, as a group, shall be entitled to designate 10% of the Nominees (rounded up to the next whole member).

For greater certainty, upon the first instance whereby the Elliott Shareholders, as a group, own, control or direct, directly or indirectly, less than 10% of the outstanding Common Shares (on a non-diluted basis), the Elliott Shareholders shall no longer be entitled to designate any Nominees.”

(b)	Section 3.1(c)(i) of the Investor Rights Agreement is deleted in its entirety and replaced with the following:

“(i)      in any particular calendar year after having complied with three Demand Registration requests in the aggregate from the Elliott Shareholders and/or their Permitted Transferees in such calendar year pursuant to this Section 3.1 or if within the preceding 90 days a Demand Registration or Piggyback Registration was effected.”

3.            Nominees of the Elliott Shareholders

Upon the amendments to the Investor Rights Agreement in Section 2 above becoming effective in accordance with the terms hereof and the increase of the Board to nine Directors, the Nominees of the Elliott Shareholders under the Investor Rights Agreement, as amended hereby, shall be Tim Baker, Mark Cicirelli and Peter O’Hagan.

4.            Further Assurances

The parties agree to execute and deliver such further and other documents and perform and cause to be performed such further and other acts and things as may be necessary or desirable in order to give full effect to this Amending Agreement and every part hereof.

5.            Binding Effect

This Amending Agreement shall enure to the benefit of and be binding upon the parties and their respective heirs, executors, administrators, successors and permitted assigns.

6.            Governing Law

This Amending Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

7.            Execution

Delivery of an executed counterpart of this Amending Agreement by facsimile or other electronic means, including, without limitation, by facsimile transmission, by electronic delivery in portable document format (“.pdf”) or tagged image file format (“.tiff”) or by DocuSign, shall be equally effective as delivery of a manually executed counterpart thereof.

8.            Termination date

This Amending Agreement shall terminate automatically upon the termination of the Arrangement Agreement in accordance with its terms.

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IN WITNESS OF WHICH the parties hereto have caused this Amending Agreement to be duly executed as of the date first set forth above.

TRIPLE FLAG PRECIOUS METALS CORP.

By:
Name:
Title:

By:
Name:
Title:

TRIPLE FLAG CO-INVEST LUXEMBOURG INVESTMENT
COMPANY S.À R.L., a société à responsabilité limitée governed by the laws of the Grand Duchy of Luxembourg, having its registered office located at 12c, rue Guillaume Kroll, L-1882 Luxembourg and registered with the R.C.S. Luxembourg under number B 233.415

By:
Name:
Title: Authorized Signatory

TRIPLE FLAG MINING AGGREGATOR S.À R.L., a société à responsabilité limitée governed by the laws of the Grand Duchy of Luxembourg, having its registered office located at 12c, rue Guillaume Kroll, L-1882 Luxembourg and registered with the R.C.S. Luxembourg under number B 250.444

By:
Name:
Title: Authorized Signatory